NETSTREIT

2025
ANNUAL REPORT

DEAR FELLOW STOCKHOLDER,

2025 was a transformative year for NETSTREIT. By adhering to a disciplined capital allocation strategy and well-capitalized balance sheet, I'm proud to share that NETSTREIT's 31.1% total return for 2025 significantly outpaced the 4.0% average total return for our net lease peer group and the 2.9% total return for the MSCI U.S. REIT Index (RMS). Furthermore, this strong outperformance has resulted in a much improved cost of capital for NETSTREIT while positioning the Company to accelerate our growth profile in 2026 and beyond.

Looking back at 2025, our team closed a record $657.1 million of investments at an attractive 7.5% blended cash yield. This momentum accelerated in the second half of the year, with the third and fourth quarters representing back-to-back records for quarterly investment volume. Additionally, we maintained an active disposition program, divesting $178.6 million of properties at a 6.9% blended cash yield. This accretive capital recycling not only highlights our proactive asset management approach but also demonstrates our ability to buy at wholesale prices while simultaneously selling at retail prices.

Our portfolio health remains industry-leading, as we sustained a 99.9% occupancy rate throughout the year. A key priority for 2025 was to evolve our portfolio diversity. We set ambitious goals to reduce select tenant and industry concentrations by year-end, and we were pleased to exceed these targets. More specifically, our tenant base increased by 32% to 129 distinct entities, which allowed us to fulfill our commitment of reducing

Portfolio Highlights

Portfolio Metrics	December 31, 2025
Annualized Base Rent (in thousands)[1]	$198,252
Number of investments	758
Number of states	45
Square feet	13,721,337
Tenants	129
Industries	28
Occupancy	99.9%
WALT[2]	10.1

2025 Business Highlights

♦ Net Income of $6.9 million or $0.08 per diluted share, Core Funds from Operations of $103.2 million or $1.23 per diluted share, and Adjusted Funds from Operations of $109.9 million or $1.31 per diluted share for the full year 2025

♦ Completed $657.1 million of gross investment activity at a blended cash yield of 7.5% in 2025

♦ Issued over 22.2 million shares of common stock from July 2025 follow-on offering and ATM offerings in 2025

♦ Achieved inaugural Investment Grade Rating of BBB– from Fitch Ratings in December 2025

[1] ABR is Annual Base Rent as of December 31, 2025, for all leases that commenced and annualized cash interest on mortgage loans receivable in place as of that date.

[2] Weighted by annual base rent; excludes lease extension options and investments that secure mortgage loans receivable.

all individual tenant concentrations to less than 5% of Annualized Base Rent (ABR). Furthermore, on a year-over-year basis, our Pharmacy and Dollar Store exposure decreased by 323 basis points and 564 basis points, respectively. As such, we now operate across 28 diverse industries and have greatly reduced our reliance on any single tenant, which helps to insulate our cash flows from tenant-specific volatility.

On the capital markets front, we raised $173 million via our ATM program and executed a well-timed follow-on offering in July 2025. To supplement our equity issuances, we completed a $175.0 million 5-year term loan in January and another $450.0 million term loan in September, which consisted of $200.0 million with a 5.5-year term and $250.0 million with a 7-year term, further extending our debt maturity profile. From a leverage perspective, we reduced our adjusted net debt to annualized adjusted EBITDAre ratio to 4.0x from 4.5x year-over-year while ending 2025 with over $1.0 billion of liquidity.

Notably, in December, Fitch Ratings assigned NETSTREIT an inaugural Investment Grade credit rating of BBB-, a milestone that meaningfully lowered our cost of capital. By switching to a ratings-based grid from a leverage-based grid, we secured approximately $2.0 million in annual interest expense savings.

From a human capital perspective, our outstanding performance in 2025 reflected the collaboration and dedication of our employees. We strengthened our team with nine key hires across Accounting, Property Management, Underwriting, Closing, and Acquisitions. However, despite this investment in talent, our recurring G&A to total revenues remained flat year-over-year at 11.1%, which indicates the inherent scalability of our platform.

NETSTREIT enters 2026 as a stronger, more diversified, and more efficient organization. With an investment-grade balance sheet, low-leverage, and a proven acquisition engine, we are well positioned to capitalize on future investment opportunities that can meaningfully move the earnings needle. We thank you, our shareholders, for your continued partnership and investment in NETSTREIT.

Mark Manheimer
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____
Commission File Number 001-39443

NETSTREIT Corp.
(Exact name of registrant as specified in its charter)

Maryland	**84-3356606**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2021 McKinney Avenue	
Suite 1150	
Dallas, Texas	**75201**
(Address of principal executive offices)	(Zip Code)

(972) 200-7100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value $0.01 per share	NTST	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐   No ☑

The aggregate market value of voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2025 was approximately $1.4 billion based on the closing sale price of the registrant's common stock on that day as reported by the New York Stock Exchange. Excludes shares of the registrant's common stock held as of such date by officers and directors that the registrant has concluded are or were affiliates of the registrant. Exclusion of such shares should not be construed to indicate that the holder of any such shares possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant or that such person is controlled by or under common control with the registrant.

As of February 6, 2026, we had 97,073,872 shares of common stock, par value $0.01, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

We intend to file with the Securities and Exchange Commission, not later than 120 days after the close of our fiscal year ended December 31, 2025, a definitive proxy statement or an amendment to this report filed under cover of Form 10-K/A containing the information required to be disclosed under Part III of Form 10-K.

NETSTREIT CORP. AND SUBSIDIARIES
TABLE OF CONTENTS

PART I — FINANCIAL INFORMATION

Unless the context otherwise requires, references in this Annual Report on Form 10-K to the terms "registrant," the "Company," "NETSTREIT," "we," "our," or "us" refer to NETSTREIT Corp. and all of its consolidated subsidiaries, including NETSTREIT, L.P. (the "operating partnership").

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). NETSTREIT intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "anticipate," "estimate," "should," "expect," "believe," "intend," "may," "will," "seek," "could," "project," or similar expressions. Forward-looking statements in this report include information about possible or assumed future events, including, among other things, discussion and analysis of our future financial condition, results of operations, our strategic plans and objectives, occupancy and leasing rates and trends, liquidity and ability to refinance our indebtedness as it matures, anticipated expenditures of capital, and other matters. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially adversely affect actual results, performances, or achievements. Factors which may cause actual results to differ materially from current expectations, include, but are not limited to:

- global market and economic conditions;

- risks inherent in the real estate business, including tenant defaults, illiquidity of real estate investments, potential liability relating to environmental matters, and potential damages from natural disasters;

- our ability to successfully execute our property acquisition or development strategies;

- the accuracy of our assessment that certain businesses are e-commerce resistant and recession-resilient;

- the accuracy of the tools we use to determine the creditworthiness of our tenants;

- concentration of our business within certain geographic markets, tenant categories, and with certain tenants;

- demand for retail space;

- ability to renew leases, lease vacant space, or re-lease space as existing leases expire or are terminated;

- the degree and nature of our competition;

- our ability to retain our key management personnel;

- failure, weakness, interruption, or breach in security of our information systems;

- business interruptions and increased liabilities associated with evolving data privacy laws, regulations, and other obligations and compliance efforts;

- access to capital markets;

- our failure to generate sufficient cash flows to service our outstanding indebtedness;

- inflation and interest rate fluctuations;

- uncertainty regarding tariffs and global trade policies;

- failure to maintain our current credit ratings;

- failure to qualify or remain qualified for taxation as a REIT;

- changes in, or the failure or inability to comply with, applicable law or regulation; and

- the other risks identified in this Annual Report on Form 10-K, including, without limitation, those under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The factors included in this report, including the documents incorporated by reference, and documents the Company subsequently files or furnishes with the Securities and Exchange Commission ("SEC") are not exhaustive and additional factors could cause actual results to differ materially from those described in our forward-looking statements. For a discussion of additional risk factors, see the factors included under the caption "Risk Factors" within this report. All forward-looking statements are based on information that was available and speak only as of the date on which they were made. Except as required by law, the Company disclaims any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

Summary of Selected Risk Factors

Our business is subject to numerous risks and uncertainties, including the risks described in the section titled "Risk Factors" included under Part I, Item 1A of this Annual Report on Form 10-K. The following is only a summary of the principal risks associated with an investment in our common stock. Material risks that may adversely affect our business, financial condition, or results of operations include, but are not limited to, the following:

- global market and economic conditions, which may materially and adversely affect us and our tenants;

- risks related to the ownership of commercial real estate;

- our ability to successfully execute our acquisition or development strategies;

- the ability of our tenants to successfully operate their businesses;

- our assessment that certain businesses are e-commerce resistant and recession-resilient;

- the availability of external sources of capital on commercially reasonable terms or at all;

- our level of indebtedness, which could materially affect our financial position, and restrictions and covenants contained in our debt agreements;

- risks associated with geographic and tenant concentrations in our portfolio;

- our ability to renew leases, lease vacant space, or re-lease space as leases expire on favorable terms or at all;

- defaults on our mortgage loans receivable;

- maintaining our credit ratings;

- competition for tenants;

- the loss of key management personnel;

- failures, weakness, interruptions, or breaches in the security of our information systems or those of the third parties with whom we work;

- business interruptions and increased liabilities associated with evolving data privacy laws, regulations, and other obligations and compliance efforts;

- liabilities arising under environmental laws;

- insurance not adequately covering losses, or uninsured losses;

- failure to qualify or maintain qualification as a REIT for U.S. federal income tax purposes;

- the ability of our board of directors to revoke our REIT qualification without stockholder approval;

- future issuances of common stock;

- certain provisions of our charter, bylaws and Maryland law that could inhibit changes in control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could trigger rights to require us to redeem our shares of common stock; and

- the designation of the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain actions and proceedings that may be initiated by our stockholders.

Item 1. *Business*

Business Overview

We are an internally managed real estate company that acquires, owns, and manages a diversified portfolio of single-tenant commercial retail properties, subject to long-term net leases with high-credit-quality tenants across the United States. We also invest in property developments and mortgage loans secured by real estate. As of December 31, 2025, we owned or had investments in 761 properties diversified by tenant, industry, and geography, comprising 129 different tenants across 28 retail sectors in 45 states. This includes three property developments where rent has not yet commenced. We focus on tenants in industries where we believe a physical location is critical to the generation of sales and profits, with a focus on necessity goods and essential services in the retail sector, including grocers, convenience stores, discount stores, home improvement, quick-service restaurants, general retail, and auto parts, all of which we refer to as defensive retail industries. As of December 31, 2025, our investments generated ABR[1] of $198.3 million. Approximately 44% of our ABR is from investment grade[2] credit rated tenants and an additional 14% of our ABR is derived from tenants with an investment grade profile[3]. Our portfolio was 99.9% occupied and, excluding mortgage loans receivable, had a weighted average remaining lease term ("WALT") of 10.1 years.

We were formed as a Maryland corporation on October 11, 2019, and our common stock began trading on the New York Stock Exchange ("NYSE") under the symbol "NTST" on August 13, 2020. We are structured as an umbrella partnership real estate investment trust (a "REIT"), meaning that we own our properties and conduct our business through our operating partnership, directly or through limited partnerships, limited liability companies or other subsidiaries. NETSTREIT GP, LLC, a wholly-owned subsidiary of the Company, is the sole general partner of our operating partnership. As of December 31, 2025, we owned 99.6% of the units of limited partnership interests in our operating partnership ("OP Units"). We have elected to be treated and qualify as a REIT for U.S. federal income tax purposes.

2025 Highlights

The following highlights our significant transactions for the year ended December 31, 2025:

- We acquired 140 properties located in 31 states with a WALT of approximately 13.9 years for a total purchase price of $603.0 million, inclusive of $7.0 million of capitalized acquisition costs.

- We sold 78 properties, including one property under development, for a total sales price, net of disposal costs, of $169.1 million, recognizing a net gain of $7.7 million.

- In September 2025, we entered into a term loan agreement that provides for (i) a $200.0 million senior unsecured term loan that was fully funded at closing and matures in March 2031 (the "2031 Term Loan"), and (ii) a $250.0 million senior unsecured term loan that matures in September 2032, of which $100.0 million was funded at closing and $50.0 million was funded in January 2026 (the "2032 Term Loan").

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[1] Annualized base rent ("ABR") is annualized base rent for all leases that commenced and annualized cash interest on all executed mortgage loans as of December 31, 2025.

[2] We define "investment grade" tenants as tenants, or tenants that are subsidiaries of a parent entity, with a credit rating of BBB- (S&P/Fitch), Baa3 (Moody's) or NAIC2 (National Association of Insurance Commissioners) or higher.

[3] We define "investment grade profile" tenants as tenants with investment grade credit metrics (more than $1.0 billion in annual sales and a debt to adjusted EBITDA ratio of less than 2.0x), but do not carry a published rating from S&P, Moody's, or NAIC.

- In July 2025, we completed a registered public offering of 12,420,000 shares of our common stock on a forward basis at a public offering price of $17.70 per share, including the full exercise of the underwriters' option to purchase additional shares. We physically settled 8,155,053 of these shares in December 2025 and received $137.0 million of net proceeds.

- We entered into forward sale agreements with respect to an aggregate 9,068,486 shares of common stock under our existing $300.0 million at-the-market equity program established in August 2024 (the "2024 ATM Program") at a weighted-average price of $17.75 per share.

- In January 2025, we amended our existing credit agreements to provide for an aggregate of $550.0 million in senior unsecured term loans and to upsize our senior unsecured revolving credit facility to $500.0 million.

General Investment Criteria

Our objective is to maximize stockholder value by generating attractive risk-adjusted returns through owning, managing, investing in, and growing a diversified portfolio of commercially desirable properties. As we continue to grow our portfolio, we seek to acquire single-tenant, commercial retail properties net leased on a long-term basis (generally at least ten years) to high credit quality tenants in industries where we believe a physical location is critical to the generation of sales and profits, with a focus on necessity goods and essential services in the retail sector, including grocers, convenience stores, discount stores, home improvement, quick-service restaurants, general retail, and auto parts. We believe these characteristics make our tenants' businesses e-commerce resistant and resilient through all economic cycles. Our current strategy targets a portfolio that, over time, will:

- derive no more than (i) 5% of its ABR from any single tenant or property, (ii) 15% of its ABR from any single retail sector, (iii) 15% of its ABR from any single state and (iv) 50% of its ABR from its top 10 tenants;

- be primarily leased to tenants operating in businesses we believe to be e-commerce resistant and resilient through all economic cycles; and

- generate strong cash flows at the unit level.

While we consider the foregoing when making investments, we will be opportunistic in managing our business and make investments that do not meet one or more of these criteria if we believe the opportunity presents an attractive risk-adjusted return. This may include opportunistically acquiring properties that we believe will generate consistent cash flows but may initially result in higher tenant concentrations than we generally target, with the intent to reduce those concentrations over time. In addition, we may purchase assets for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant. We intend to engage in investment activities in a manner that is consistent with the maintenance of our status as a REIT for U.S. federal income tax purposes.

Our Target Properties

We seek to acquire, own, invest in and manage a diversified portfolio of single-tenant commercial retail properties subject to long-term net leases with high credit quality tenants across the United States. Our growth and diversification strategy focuses on tenants in industries where we believe a physical location is critical to the generation of sales and profits, with a focus on necessity goods and essential services in the retail sector, including grocers, convenience stores, discount stores, home improvement, quick-service restaurants, general retail, and auto parts. We believe these characteristics make our tenants' businesses e-commerce resistant and resilient through all economic cycles. Our management team focuses primarily on securing long-term leases with investment grade credit rated tenants and creditworthy tenants without an investment grade rating.

The current market for retail net leased properties is fragmented and decentralized. The relatively small transaction size of retail net lease properties, combined with the locations of many of these properties outside of primary markets, can be a deterrent for larger, institutional buyers that seek to deploy greater amounts of capital in larger markets and in assets that generate greater ABR per property. We generally target properties with a purchase price between $1 million and $10 million, a segment of the market that we believe is undercapitalized and where we can maintain a consistent pipeline of relatively small assets to acquire on attractive terms without the threat of broad competition while increasing our revenue diversification. We also selectively review larger properties with a purchase price in excess of $10 million when we believe the acquisition will be accretive to the quality of our portfolio. The average purchase price of a property in our portfolio as of December 31, 2025 was $3.7 million, our ABR per property is approximately $275 thousand, and our leases typically have initial lease terms of approximately 10 years and contain two or more options for the tenant to extend the lease term, most often for additional five-year periods.

We seek to invest in properties that have strong unit-level economics to reduce the risk of default on a particular property. We also seek to acquire commercially desirable properties by reviewing the underlying key real estate metrics of each property, including location and demographics that will support both tenant financial health, including market rents, and a market for alternative use, re-leasing or redevelopment, when necessary, which we believe maximizes both investment residual value and recovery default value.

Investment Strategy

In addition to acquiring single-tenant net leased retail properties subject to an existing stabilized long-term lease, we will continue to grow our portfolio through a multi-faceted investment strategy, which includes "blend and extend" acquisitions, investments in fully collateralized mortgage loans receivable, property developments which include build-to-suit and reverse build-to-suit transactions, and sale-leaseback transactions. Each of these types of transactions or acquisitions offers unique benefits to our business:

- *Existing stabilized leases:* In existing stabilized lease transactions, we acquire single-tenant net leased operating assets subject to an existing long-term lease through our relationships with current owners, our extensive brokerage network or our developer relationships.

- *Blend-and-extend:* In blend-and-extend acquisitions, we acquire a single-tenant commercial property with an existing short-term lease, then extend the lease term to at least ten years. Blend-and-extend acquisitions allow us to acquire properties at a lower basis and get long-term site commitments from tenants.

- *Mortgage loans receivable:* Investments are made by issuing fully collateralized mortgage loans to the owner of a property, with the property serving as collateral for the loans. These mortgage loans allow us to receive a fixed rate of return and may provide us an option to acquire the property under certain circumstances.

- *Build-to-suit:* In build-to-suit transactions, we secure development financing for a single-tenant commercial property pursuant to executing a long-term lease. Build-to-suit transactions allow us to leverage our extensive developer relationships to partner on opportunities.

- *Reverse build-to-suit:* In reverse build-to-suit transactions, the tenant acts as the developer and constructs the property with the project financed by the landlord. Both build-to-suit and reverse build-to-suit transactions allow us to acquire the property at lower cost in exchange for long lease terms and higher entry capitalization rates.

- *Sale-leaseback:* Sale-leaseback transactions allow us to acquire a single-tenant commercial property used by the seller with a simultaneous long-term lease of the property back to the seller. In sale-leaseback transactions, we strive to set rents at sustainable levels and get long-term site commitments from tenants.

We believe this multi-faceted investment strategy will provide us with greater flexibility to opportunistically build our portfolio and differentiate us from other public REITs pursuing a more limited investment strategy.

Investment Origination Process

Our current investment pipeline has been, and our investments going forward will be, identified by our senior management team, led by our Chief Executive Officer, Mark Manheimer, and supplemented by our entire acquisitions team. Our acquisition team has developed a broad network of long-standing relationships. Our ability to efficiently deploy capital is a direct result of our management team's extensive network of industry relationships with retailers, brokers, intermediaries, private equity firms and others in the net lease industry, which we utilize to source a robust pipeline of attractive marketed and off-market investment opportunities through which we have deployed capital, acquiring 712 single-tenant retail net leased properties as of December 31, 2025 with an aggregate purchase price of $2.7 billion since our formation in December 2019 (excluding our property development acquisitions). We believe our relationship-based sourcing strategy will continue to generate a sustainable pipeline of opportunities to drive growth and achieve scale through the efficient deployment of capital raised in our capital markets offerings. In addition, we plan to continue to leverage our developer relationships to partner on build-to-suit opportunities with triple-net leases and desirable tenants. We believe our developer partnerships on build-to-suit projects, which provide higher yields than acquisitions, will differentiate us from our competitors without development expertise.

Underwriting and Portfolio Management

The Company assesses its investments and actively manages its existing portfolio using a three-part underwriting and risk management strategy with an emphasis on credit and real estate that includes:

- *Tenant Credit Underwriting:* We review corporate level financial information and assess business risks, including barriers to entry. As part of this analysis, we look for tenants that operate in industries where we believe a physical location is critical to the generation of sales and profits, with a focus on necessity goods and essential services in the retail sector, including grocers, convenience stores, discount stores, home improvement, quick-service restaurants, general retail, and auto parts. We believe these characteristics make our tenants' businesses e-commerce resistant and resilient through all economic cycles. We then review the tenant's investment rating or establish a "shadow rating" using our proprietary credit modeling process for unrated tenants.

- *Real Estate Valuation:* We assess the underlying key real estate metrics of each property, including location and demographics that will support both tenant financial health, including market rents, and a market for alternative use, re-leasing or redevelopment, when necessary. We believe implementation of this underwriting and risk management criteria will continue to build a portfolio that provides a strong, stable source of recurring cash flow.

- *Unit-Level Profitability:* We analyze and/or estimate unit-level profitability and cost variability to determine the likelihood of each location sustainably operating as a profit center. For tenants not required to provide unit-level reporting pursuant to their lease, we use technology tools that track cell phone use in stores to assess the performance of that store.

Finally, we use our active portfolio management strategy to (i) regularly review each of our properties for changes in unit performance, tenant credit and local real estate conditions, (ii) identify properties that do not meet our disciplined underwriting strategy, diversification objectives or risk management criteria, including below average rent coverage ratios or likelihood of non-renewal upon lease expiration, and (iii) opportunistically dispose of those properties and reinvest the proceeds in tax-deferred exchanges under Section 1031 ("1031 Exchange") of the Internal Revenue Code of 1986, as amended, (the "Code"), that will generate higher returns, enhance the credit quality of our real estate portfolio or extend our average remaining lease term. During 2025, we disposed of 78 properties, including one property under development, for a total sales price, net of disposal costs, of $169.1 million and improved portfolio performance by diversifying tenant concentration and improving certain key metrics.

Capital Allocation Strategy

We seek to maintain a capital structure that provides us with flexibility to manage our business and scale our platform through targeted acquisitions, while allowing us to service our debt requirements and generate appropriate risk-adjusted returns. As of December 31, 2025, we had $200.0 million outstanding under the $200.0 million senior unsecured term loan (the "2028 Term Loan"), $250.0 million outstanding under the $250.0 million senior unsecured term loan (the "2029 Term Loan"), $175.0 million outstanding under the $175.0 million senior unsecured term loan (the "2030 Term Loan A"), $175.0 million outstanding under the $175.0 million senior unsecured term loan (the "2030 Term Loan B"), $200.0 million outstanding under the 2031 Term Loan, and $100.0 million outstanding under the 2032 Term Loan. We intend to target a conservative net debt to EBITDA*re* leverage ratio, including the impact of any forward unsettled equity, to best position the Company for growth, and we intend to capitalize on our leading origination, underwriting, financing, documentation and property processes to improve our efficiency. We also may access investment grade debt and equity capital markets to further maintain a prudent balance between debt and equity financing.

In addition, we seek to make investments that generate strong current income as a result of the difference, or spread, between the rate we earn on our assets and the rate we pay on our liabilities (primarily our long-term debt). We intend to augment that income with internal growth through a target dividend payout ratio that will permit some free cash flow reinvestment. We believe this will enable strong dividend growth without relying exclusively on future common stock issuances to fund new portfolio investments. Additionally, our WALT of 10.1 years as of December 31, 2025, along with our superior underwriting and portfolio monitoring capabilities that reduce default losses, are intended to make our cash flows highly stable.

Tax Status

We are organized and have operated in a manner that has enabled us to qualify to be taxed as a REIT commencing with our short taxable year ended December 31, 2019, and we intend to continue to operate so as to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our taxable income to our stockholders, computed without regard to the dividends paid deduction and excluding our net capital gain, plus 90% of our net income after tax from foreclosure property (if any), minus the sum of various items of excess non-cash income.

Regulation

General

Our properties are subject to various laws, ordinances and regulations, including those relating to fire and safety requirements, affirmative and negative covenants, and, in some instances, common area obligations. Our tenants have primary responsibility for compliance with these requirements pursuant to our leases. We believe that each of our properties has the necessary permits and approvals.

Environmental and Related Matters

Federal, state, and local environmental laws and regulations regulate, and impose liability for, releases of hazardous or toxic substances into the environment. Under various of these laws and regulations, a current or previous owner, operator, or tenant of real estate may be required to investigate and clean up hazardous or toxic substances, hazardous wastes, or petroleum product releases or threats of releases at the property, and may be held liable to a government entity or to third parties for property damage and for investigation, clean-up, and monitoring costs incurred by those parties in connection with the actual or threatened contamination. These laws may impose clean-up responsibility and liability without regard to fault, or whether or not the owner, operator, or tenant knew of or caused the presence of the contamination. The liability under these laws may be joint and several for the full amount of the investigation, clean-up, and monitoring costs incurred or to be incurred, or actions to be undertaken, although a party held jointly and severally liable may seek to obtain contributions from other identified, solvent, responsible parties of their fair share toward these costs. These costs may be substantial and can exceed the value of the property. In addition, some environmental laws may create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. As the owner or operator of real estate, we also may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the real estate. The presence of contamination, or the failure to properly remediate contamination, on a property may adversely affect the ability of the owner, operator, or tenant to sell or rent that property or to borrow using the property as collateral, and may adversely impact our investment in that property.

Environmental laws regulate a variety of activities that can occur on a property, including the storage of petroleum products or other hazardous or toxic substances, air emissions, water discharges and exposure to lead-based paint. Such laws may impose fines or penalties for violations and may require permits or other governmental approvals to be obtained for the operation of a business involving such activities. As a result, we could be materially and adversely affected.

Environmental laws also govern the presence, maintenance, and removal of asbestos-containing materials ("ACM") and impose various requirements, including operation and maintenance plans for the presence of any suspect ACM. Significant fines can be assessed for violation of these regulations. As a result of these regulations, building owners and those exercising control over a building's management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to ACM. The regulations may affect the value of a building containing ACM in which we have invested. Federal, state, and local laws and regulations also govern the removal, encapsulation, disturbance, handling, and/or disposal of ACM when those materials are in poor condition or in the event of construction, remodeling, renovation, or demolition of a building. These laws may impose liability for improper handling or a release into the environment of ACM and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with ACM.

When excessive moisture accumulates in buildings or on building materials or moisture is otherwise present, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may be toxic and produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses, and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants, or others if property damage or personal injury occurs.

Generally, our leases require the lessee to comply with environmental law and provide that the lessee will indemnify us for any loss or expense we incur as a result of lessee's violation of environmental law or the presence, use, or release of hazardous materials on our property attributable to the lessee. If our lessees do not comply with environmental law, or we are unable to enforce the indemnification obligations of our lessees, our results of operations would be adversely affected.

We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist on the properties in the future. Compliance with existing and new laws and regulations may require us or our tenants to spend funds to remedy environmental noncompliance or investigate and clean up contamination. If we or our tenants were to become subject to significant environmental liabilities, we could be materially and adversely affected.

Americans with Disabilities Act and Similar Laws

Under Title III of the Americans with Disabilities Act (the "ADA"), and rules promulgated thereunder, in order to protect individuals with disabilities, public accommodations must remove architectural and communication barriers that are structural in nature from existing places of public accommodation to the extent "readily achievable." In addition, under the ADA, alterations to a place of public accommodation or a commercial facility are to be made so that, to the maximum extent feasible, such altered portions are readily accessible to and usable by disabled individuals. The "readily achievable" standard takes into account, among other factors, the financial resources of the affected site and the owner, lessor, or other applicable person.

Compliance with the ADA, as well as other federal, state and local laws, may require modifications to properties we currently own or may purchase, or may restrict renovations of those properties. Failure to comply with these laws or regulations could result in the imposition of fines or an award of damages to private litigants as well as the incurrence of the costs of making modifications to attain compliance, and future legislation could impose additional obligations or restrictions on our properties. Although our tenants are generally responsible for all maintenance and repairs of the property pursuant to our leases, including compliance with the ADA and other similar laws or regulations, we could be held liable as the owner of the property for a failure of one of our tenants to comply with these laws or regulations.

Insurance

Our tenants are generally required to maintain liability and property insurance coverage for the properties they lease from us pursuant to triple-net or double-net leases. These leases generally require our tenants to name us (and any of our lenders that have a mortgage on the property leased by the tenant) as additional insureds on their liability policies and additional named insured and/or loss payee (or mortgagee, in the case of our lenders) on their property policies. Depending on the location of the property, losses of a catastrophic nature, such as those caused by earthquakes and floods, may be covered by insurance policies that are held by our tenant with limitations such as large deductibles or co-payments that a tenant may not be able to meet. In addition, losses of a catastrophic nature, such as those caused by wind, hail, hurricanes, terrorism, or acts of war, may be uninsurable or not economically insurable. In the event there is damage to our properties that is not covered by insurance and such properties are subject to recourse indebtedness, we will continue to be liable for the indebtedness, even if these properties are irreparably damaged.

In addition to being a named insured on our tenants' liability policies, we separately maintain commercial general liability coverage. We also maintain full property coverage on all untenanted properties and other property coverage as may be required by our lenders, which are not required to be carried by our tenants under our leases.

Competition

We face competition for acquisitions of real property from investors, including traded and non-traded public REITs, private equity investors, and institutional investment funds, some of which have greater financial resources than we do, a greater ability to borrow funds to acquire properties, and the ability to accept more risk. We also believe that competition for real estate financing comes from middle-market business owners themselves, many of whom have had a historic preference to own, rather than lease, the real estate they use in their businesses. This competition may increase the demand for the types of properties in which we typically invest and, therefore, reduce the number of suitable investment opportunities available to us, and increase the prices paid for such acquisition properties. This competition will increase if investments in real estate become more attractive relative to other forms of investment.

As a landlord, we compete in the multi-billion dollar commercial real estate market with numerous developers and owners of properties, many of which own properties similar to ours in the same markets in which our properties are located. Some of our competitors have greater economies of scale, lower costs of capital, access to more resources, and greater name recognition than we do. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose our tenants or prospective tenants, and we may be pressured to reduce our rental rates or to offer substantial rent abatements, tenant improvement allowances, early termination rights, or below-market renewal options in order to retain tenants when our leases expire.

Human Capital Management

As of December 31, 2025, we had 29 full-time employees. Our staff mostly comprises professional employees engaged in origination, underwriting, closing, accounting and financial reporting, portfolio management, and capital markets activities essential to our business.

We are committed to creating a strong internal culture that promotes inclusion and employee well-being. Our past and continued success relies on our ability to attract, develop, engage, and retain a team of highly motivated and talented employees. In order to meet this objective, we are committed to the following:

- *Talent acquisition and development.* We provide equal employment opportunities to all individuals and seek to cultivate an inclusive culture that respects and appreciates diversity of experience, ideas, and opinions. To ensure we attract and retain top talent, we provide competitive compensation and benefits, including equity compensation for all employees. We aim to develop our employees by providing internal training and reimbursement for certifications, tuition, courses, and seminars for continuing professional education. We encourage regular informal feedback directly from the leadership team and complete formal evaluations of each employee annually.

- *Workplace culture and empowerment.* We ensure that employees have a clear voice in sharing and upholding our cultural values and expectations through the Employee Experience Committee (EEC). The EEC allows the leadership team to engage with, and obtain feedback from, our employees on their workplace experiences. The EEC is comprised of non-management members of the organization who rotate annually. Members meet periodically to discuss recommendations to present to the leadership team, which may include additional substantive training, personal growth and professional development programs, company social and team-building events, employee benefits, and health and wellness programs.

- *Employee wellness.* We are committed to providing a safe and healthy working environment for our employees. We offer competitive healthcare insurance and generous paid time off, as well as paid medical and parental leave. We also provide employees with standing desks, ergonomic desk chairs, and fitness center memberships.

Available Information

Our principal executive office is located at 2021 McKinney Avenue, Suite 1150, Dallas, Texas, 75201, and our telephone number is 972-200-7100. Our website address is www.NETSTREIT.com. Our reports are electronically filed with or furnished to the SEC pursuant to Section 13 or 15(d) of the Exchange Act and can be accessed through the SEC's website at www.sec.gov. These filings can also be accessed through our site, free of charge, as soon as reasonably practicable after we electronically file or furnish such reports. These reports include our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and current reports on Form 8-K, as well as any amendments to those reports. Our website also contains copies of our corporate governance guidelines and code of business conduct and ethics, as well as the charters of our audit, compensation, and nominating and governance committees. The information on, or otherwise accessible through, our website does not constitute a part of this report.

Item 1A. *Risk Factors*

Our operations and financial results are subject to various risks and uncertainties, including those described below. You should consider and read carefully all of the risks and uncertainties described below, together with all the other information contained in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes as well as other information filed with the SEC from time to time. The risks described below are those which we believe are the material risks we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, or results of operations. In such case, the market price of our common stock could decline.

Risks Related to Our Business and Properties

Global market and economic conditions may materially and adversely affect us and our tenants.

Changes in global or national market and economic conditions, such as global economic and financial market volatility and global geopolitical conflict, have caused, and may continue to cause, among other things, tightening in the credit markets, lower levels of liquidity, fluctuating interest rates and inflation, increases in the rate of default and bankruptcy, and lower consumer and business spending, which could materially and adversely affect us. For example, the recent macro-economic conditions of fluctuating interest and inflation rates have increased the costs associated with acquiring new properties and decreased the availability of financing on terms that we find attractive, which has reduced our ability to acquire properties at our historical rate with attractive terms. More recently, there have been significant changes to U.S. trade policies, treaties and tariffs, and ongoing discussion and commentary continue regarding potential further significant changes. This has created significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States. Other potential consequences of changes in economic and financial conditions include, among others: changes in the performance of our tenants, which may result in lower rent and lower recoverable expenses than the tenant can afford to pay, and tenant defaults under their leases; current or potential tenants may delay or postpone entering into long-term leases with us; continuing increased costs of acquiring new properties on attractive terms; inability to borrow on terms and conditions that we find to be acceptable, which could continue to reduce our ability to pursue acquisition opportunities or increase future interest expense; and the recognition of impairment charges on or reduced values of our properties, which may adversely affect our results of operations or limit our ability to dispose of assets at attractive prices and may reduce the availability of buyer financing. We are also limited in our ability to reduce costs to offset the results of a prolonged or severe economic downturn given certain fixed costs and commitments associated with our operations, which we may be unable to renegotiate or offset. Accordingly, a decline in economic conditions could materially and adversely affect us.

We are subject to risks related to commercial real estate ownership that could reduce the value of our properties.

Our core business is the ownership of single-tenant, commercial retail properties subject to long-term net leases across the United States. Accordingly, our performance is subject to risks incident to the ownership of commercial real estate, which include, among others, the inability to collect rents from tenants due to financial hardship, including bankruptcy; changes in local real estate conditions in the markets in which we operate, including the availability and demand for single-tenant, commercial retail properties space; changes in consumer trends and preferences that affect the demand for products and services offered by our tenants; inability to lease or sell properties upon expiration or termination of existing leases; environmental risks, including the presence of hazardous or toxic substances or materials on our properties; the subjectivity of real estate valuations and changes in these valuations over time; the illiquid nature of real estate compared to most other financial assets; changes in laws and governmental regulations, including those governing real estate usage and zoning; changes in interest rates and the availability of financing on attractive terms or at all; and changes in the general economic and business climate. The occurrence of any of these may cause the value of our real estate to decline, which could materially and adversely affect us.

We may not be able to successfully execute our acquisition or development strategies.

Our ability to expand our portfolio through property acquisitions requires us to identify and complete acquisitions or investment opportunities on attractive terms that are compatible with our growth strategy and to successfully integrate newly acquired properties into our portfolio. The recent macro-economic conditions of fluctuating interest and inflation rates have increased the costs associated with acquiring new properties and decreased the availability of financing on terms that we find acceptable, which has reduced our ability to acquire properties at our historical rate with attractive terms. As a result, we may not be able to successfully implement our investment and acquisition strategies. We cannot assure you that our portfolio of properties will expand at all, or if it will expand at any specified rate or to any specified size. Because we may invest in markets other than the ones in which our current properties are located or properties which may be leased to tenants other than those to which we have historically leased properties, we may also be subject to the risks associated with investment in new markets or with new tenants that may be relatively unfamiliar to our management team.

Our property developments are subject to, without limitation, risks relating to the availability and timely receipt of zoning and other regulatory approvals and the cost and timely completion of construction (including risks from factors beyond our control, such as weather, labor conditions, or material shortages). Additionally, new development may involve risks related to construction delays or cost overruns that may increase anticipated project costs. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken or provide a tenant with the opportunity to reduce rent or terminate a lease. Any of these situations may delay or eliminate proceeds or cash flows we expect from development projects, which could have an adverse effect on our financial condition.

Our business is dependent upon our tenants successfully operating their businesses and their failure to do so could materially and adversely affect us.

Each of our properties is leased by a single tenant. Therefore, we believe that the success of our investments is materially dependent on the financial stability of our tenants. The success of any one of our tenants is dependent on the tenant's individual business and its industry, which could be adversely affected by poor management, global market and economic conditions in general, changes in consumer trends and preferences that decrease demand for a tenant's products or services, or other factors over which neither they nor we have control. Our portfolio includes properties leased to single tenants that operate in multiple locations, which means that, as of December 31, 2025, we owned numerous properties leased by the same entity (or related group of entities), including Dollar General, CVS, Walgreens, Family Dollar, Food Lion / Stop & Shop, Hobby Lobby, and Tractor Supply. To the extent we own numerous properties leased and/or operated by one entity (or related group of entities), the general failure of that single entity (or related group of entities) or a loss or significant decline in its business could materially and adversely affect us.

At any given time, any tenant may experience a downturn in its business that may weaken its operating results or the overall financial condition of individual properties or its business as a whole. As a result, a tenant may delay lease commencement, fail to make rental payments when due, decline to extend a lease upon expiration, become insolvent, or declare bankruptcy. For example, in 2024, Big Lots filed for bankruptcy protection and Walgreens announced that it would close about 1,200 underperforming stores in the United States over three years. We depend on our tenants to operate the properties we own in a manner that generates revenues sufficient to allow them to meet their obligations to us, including their obligations to pay rent, maintain certain insurance coverage, and pay real estate taxes. The ability of our tenants to fulfill their obligations under our leases may depend, in part, upon the overall profitability of their operations. Cash flow generated by certain tenant businesses may not be sufficient for a tenant to meet its obligations to us. We could be materially and adversely affected if a number of our tenants, or a single tenant that leases multiple properties from us, were unable to meet their obligations to us.

Single-tenant leases involve significant risks of tenant default.

Our strategy focuses primarily on investing in single-tenant, commercial retail properties subject to long-term net leases across the United States. The financial failure of, or default in payment by, a single tenant under its lease is likely to cause a significant or complete reduction in our rental revenue from that property and a reduction in the value of the property. We may also experience difficulty or a significant delay in re-leasing or selling such property. This risk will be magnified if we decide to lease multiple properties to a single tenant under a master lease. A tenant failure or default under a master lease could reduce or eliminate rental revenue from multiple properties and reduce the value of such properties. In addition, we would be responsible for all of the operating costs of a property following a vacancy at a single-tenant building. Because our properties have generally been built to suit a particular tenant's specific needs, we may also incur significant time and costs to prepare the leased premises for another tenant.

Our assessment that certain businesses are e-commerce resistant and recession-resilient may prove to be incorrect.

We primarily invest in properties leased to tenants in industries where we believe a physical location is critical to the generation of sales and profits with a focus on necessity goods and essential services in the retail sector such as grocers, convenience stores, discount stores, home improvement, quick-service restaurants, general retail, and auto parts. We believe these characteristics make our tenants' businesses e-commerce resistant and resilient through all economic cycles. While we believe this to be the case, businesses previously thought to be internet resistant, such as the retail grocery and drug store and pharmacy industries, have proven to be susceptible to competition from e-commerce. Technology and business conditions, particularly in the retail industry, are rapidly changing, and our tenants may be adversely affected by technological innovation, changing consumer preferences, and competition from non-traditional sources. To the extent our tenants face increased competition from non-traditional competitors, such as internet vendors, some of which may have different business models and larger profit margins, their businesses could suffer. There can be no assurance that our tenants will be successful in the face of any new competition, and a deterioration in our tenants' businesses could impair their ability to meet their lease obligations to us and materially and adversely affect us.

The tools we use to determine the creditworthiness of our tenants may not be accurate.

As of December 31, 2025, 55.7% of our properties were leased to unrated or sub-investment-grade tenants that we determine, through our disciplined underwriting and risk management strategy, to be creditworthy. This strategy includes reviewing corporate level financial information, assessing business risks, and reviewing investment ratings or establishing a "shadow rating" using our proprietary credit modeling process for unrated tenants. A shadow rating does not constitute a published credit rating and lacks the extensive company participation that is typically involved when a rating agency publishes a rating; accordingly, a shadow rating may not be as indicative of creditworthiness as a rating published by Moody's Investor Services, S&P Global Ratings, or another nationally recognized statistical rating organization. Our calculations of shadow ratings and rent coverage ratios are based on financial information provided to us by our tenants and prospective tenants without independent verification on our part, and we must assume the appropriateness of estimates and judgments that were made by the party preparing the financial information. If our measurement of credit quality proves to be inaccurate, we may be subject to tenant defaults, and investors may view our cash flows as less stable.

In addition, most investment-grade tenants are not required to provide unit-level reporting information pursuant to their leases. In these cases, we utilize technology tools that track cell phone use in stores to assess the performance of a particular store. If the data provided by these tools is not accurate, we may be subject to tenant defaults, and investors may view our cash flows as less stable.

Our portfolio has geographic market concentrations that make us especially susceptible to adverse developments in those geographic markets.

As of December 31, 2025, our portfolio included substantial holdings in Texas (17.3%), Illinois (8.3%), New York (6.9%), Georgia (5.0%), Wisconsin (4.9%), and North Carolina (4.0%) based on ABR as of December 31, 2025. In addition, a significant portion of our portfolio holdings (based on ABR as of December 31, 2025) were located in the South (49.5%) and Midwest (28.0%) regions of the United States (as defined by the U.S. Census Bureau). Future acquisitions could further increase this concentration. This geographic concentration could adversely affect our operating performance if conditions become less favorable in any of the regions, states, or markets within such states in which we have a concentration of properties. An economic downturn, changes in state-specific tax or labor laws or other regulatory changes, or other adverse events or conditions, such as natural disasters in any of these areas, or any other area where we may have significant concentration in the future, could materially and adversely affect us.

We are subject to risks related to tenant concentration, and an adverse development with respect to a large tenant could materially and adversely affect us.

The top five tenants in our portfolio — CVS, Dollar General, Food Lion / Stop & Shop, Home Depot, and Hobby Lobby — contributed 4.8%, 4.7%, 4.3%, 3.8%, and 3.6%, respectively, of our ABR as of December 31, 2025. As a result, our financial performance depends significantly on the revenues generated from these tenants and, in turn, their financial condition. In the future, we may experience additional tenant and industry concentrations. In the event that one of these tenants, or another tenant that occupies a significant portion of our properties or whose lease payments represent a significant portion of our rental revenue, were to experience financial weakness or file for bankruptcy, it could have a material adverse effect on us.

We may be unable to renew leases, lease vacant space, or re-lease space as leases expire on favorable terms or at all.

Our results of operations depend on our ability to continue to strategically lease our properties, including renewing expiring leases, leasing vacant space, and re-leasing space in properties where leases are expiring with the objective of optimizing our tenant mix and/or leasing properties on economically favorable terms. Current tenants may decline, or may not have the financial resources available, to renew current leases, and we cannot assure you that leases that are renewed will have terms that are as economically favorable to us as the expiring lease terms. If tenants do not renew the leases as they expire, we will have to find new tenants to lease our properties, and there is no guarantee that we will be able to find new tenants, that our properties will be re-leased at rental rates equal to or above the current average rental rates, or that substantial rent abatements, tenant improvement allowances, early termination rights, below-market renewal options or other tenant inducements will not be necessary to attract new tenants. In addition, the loss of a tenant, either through lease expiration or tenant bankruptcy or insolvency, may require us to spend significant amounts of capital and time to renovate the property before it is suitable for a new tenant and cause us to incur significant costs. Many of the leases we enter into or acquire are for properties that are built to suit the particular business of our tenants. Because these properties have been designed or physically modified for a particular tenant, if the current lease is terminated or not renewed, we may be subject to an uncertain period of downtime without rental income, be required to renovate the property at significant costs, decrease the rent we charge, or provide other concessions in order to lease the property to another tenant. In addition, in the event we are required or desire to sell the property, we may have difficulty selling it to a party other than the tenant due to the special purpose for which the property may have been designed or modified. If we are unable to renew leases, lease vacant space, or re-lease space as leases expire, it could have a material adverse effect on us.

Defaults by borrowers on loans we originate could lead to losses.

Mortgage loans receivable are investments made by issuing first-lien mortgage loans to the owner of a property, with the property serving as collateral for the loans. These mortgage loans allow us to receive a fixed rate of return and generally provide us an option to acquire the property at predetermined pricing and dates. A default by a borrower on its loan payments to us that would prevent us from earning interest or receiving a return of the principal of our loan could materially and adversely affect us. In the event of a default, we may also experience delays in enforcing our rights as lender and may incur substantial costs in collecting the amounts owed to us and in liquidating the property that serves as collateral for the loan. Foreclosure and other similar proceedings used to enforce payment of real estate loans are generally subject to principles of equity, which are designed to relieve the indebted party from the legal effect of that party's default. In the event we have to foreclose on a property, the amount we receive from the foreclosure sale of the property may be inadequate to fully pay the amounts owed to us by the borrower and our costs incurred to foreclose, repossess, and sell the property.

Some of our tenants operate under franchise or license agreements, which, if terminated or not renewed prior to the expiration of their leases with us, would likely impair their ability to pay us rent.

Of the ABR of our portfolio as of December 31, 2025, 15.8% was generated from tenants under franchise or license agreements. Generally, franchise agreements have terms that end earlier than the respective expiration dates of the related leases. In addition, a tenant's rights as a franchisee or licensee typically may be terminated, and the tenant may be precluded from competing with the franchiser or licensor upon termination. Typically, we have no notice or cure rights with respect to such a termination and have no rights to assignment of any such franchise agreement. This may have an adverse effect on our ability to mitigate losses arising from a default on any of our leases. A franchiser's or licensor's termination or refusal to renew a franchise or license agreement would likely have a material adverse effect on the ability of the tenant to make payments under its lease, which could materially and adversely affect us.

The bankruptcy or insolvency of any of our tenants could result in the termination of such tenant's lease and material losses to us.

The occurrence of a tenant bankruptcy or insolvency could diminish the income we receive from that tenant's lease or leases or force us to "take back" a property as a result of a default or a rejection of a lease by a tenant in bankruptcy. If a tenant becomes bankrupt or insolvent, federal or state law may prohibit us from evicting such tenant based solely upon such bankruptcy or insolvency. In addition, a bankrupt or insolvent tenant may be authorized to reject and terminate its lease or leases with us. Any claims against such a tenant for unpaid future rent would be subject to statutory limitations that would likely result in our receipt of rental revenues that are substantially less than the contractually specified rent we are owed under the lease(s). In addition, any claim we have for unpaid past rent may not be paid in full. We may also be unable to re-lease a terminated or rejected space on comparable terms, or at all. As a result, tenant bankruptcies may materially and adversely affect us.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Our real estate investments are relatively difficult to sell quickly. As a result, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial, or investment conditions is limited. We may be unable to realize our investment objectives by a sale, other disposition, or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, these risks could arise from weakness in or lack of an established market for a property, changes in the financial condition, or prospects of potential purchasers, changes in macroeconomic conditions, and changes in laws, regulations, or fiscal policies of the jurisdiction in which the property is located.

In addition, the Code imposes restrictions on a REIT's ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forgo or defer sales of properties that otherwise would be in our best interest. Therefore, we may not be able to alter our portfolio in response to economic or other conditions promptly or on favorable terms, if at all, which may materially and adversely affect us.

We face significant competition for tenants, which may decrease or prevent increases in occupancy and rental rates of our properties, and competition for acquisitions may reduce the number of acquisitions we are able to complete and increase the costs of these acquisitions.

We compete with numerous developers, owners, and operators of properties, many of which own properties similar to ours in the same markets in which our properties are located, and some of which may have greater financial resources than we do. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge, we may lose existing or potential tenants, and we may be pressured to reduce our rental rates or to offer more substantial rent abatements, tenant improvements, early termination rights, or below-market renewal options in order to retain tenants or attract new tenants when our leases expire. This competition also may increase the demand for the types of properties in which we typically invest and, therefore, reduce the number of suitable investment opportunities available to us, and increase the prices paid for such acquired properties. Accordingly, competition for the acquisition of real property and tenants could materially and adversely affect us.

A loss of key management personnel could adversely affect our performance.

We are dependent on the efforts and performance of our key management, including Mark Manheimer, our Chief Executive Officer, and Daniel Donlan, our Chief Financial Officer. We cannot guarantee we will retain any of our executive leadership team, and they could be difficult to replace. The loss of their services until suitable replacements are found could adversely affect our business, diminish our investment opportunities, and weaken our relationships with lenders, business partners, existing and prospective tenants, and industry personnel, all of which could materially and adversely affect us.

Any material failure, weakness, interruption, or breach in security of our information systems or data, or those of the third parties with whom we work, could prevent us from effectively operating our business.

We rely on information systems across our operations and corporate functions, including finance and accounting, and depend on such systems to ensure payment of obligations, collection of cash, data warehousing to support analytics, and other various processes and procedures. Our ability to manage our business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, maintenance problems, failures or delays in upgrading or transitioning to new platforms, or a breach in security of these systems or data (such as in the event of cyber-attacks, malicious internet-based activity, online and offline fraud, and administrative or technical failures and other similar activities that threaten the confidentiality, integrity, and availability of our information technology systems, including those of the third parties with whom we work, or data) has in the past, and may again in the future, result in the theft of intellectual property, personal information or personal property, damage to our reputation and third-party claims, as well as reduced efficiency in our operations and in the accuracy of our internal and external financial reporting. For example, during the second quarter of 2024, we were the victim of a criminal scheme involving a business email compromise of an employee that led to two fraudulent transfers to a third party impersonating one of our development partners. A failure or weakness in our information systems (or those of the third parties with whom we work) has in the past and could again in the future materially and adversely affect us, and the remediation of any such problems could result in significant unplanned expenditures, including, but not limited to costs associated with investigating, remediating, and responding to any such event, including civil penalties, fines, and litigation defense costs, as further discussed below.

Our reliance on third parties could introduce new cybersecurity risks and vulnerabilities and other threats to our business operations. We engage a variety of third parties to process and store data, some of which may be private or include personal information. We also depend on third parties to host certain of our systems and infrastructure. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences, including harm to our business, results of operations, and financial condition.

We and the third parties with whom we work are subject to a variety of evolving threats, including, but not limited to, social-engineering attacks (including through deep fakes, which are increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, civil litigation and regulatory investigations, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

It may be difficult or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors have in the past and may in the future gain access to other networks and systems after a compromise of our networks and systems. While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as in our hardware and software, including that of third parties with whom we work). We have not and may not in the future, however, detect and remediate all such vulnerabilities, including on a timely basis. Further, we have (and may in the future) experienced delays in developing and deploying remedial measures and patches designed to address any such identified vulnerabilities. As a result, vulnerabilities could be exploited and result in a security incident.

Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders (including affected individuals, customers, regulators, and investors) of security incidents, or to take other actions. Such disclosures and actions can be costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: regulatory inquiries or government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on the processing of data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may prevent or cause customers to stop using our services, deter new customers from using our services, and negatively impact our ability to grow and operate our business. In addition, although we maintain insurance, including cybersecurity insurance, such insurance may not be sufficient to cover all potential liabilities, losses, costs, and damages related to losses resulting from a security incident and could exceed coverage limits, result in increased premiums or exclusions, and may not fully compensate us for all losses, including those set forth above.

Data privacy risks, including evolving laws, regulations, and other obligations and compliance efforts, may result in business interruption and increased costs and liabilities.

Laws, regulations, and other obligations (including applicable guidance, industry standards, external and internal privacy and security policies and contractual requirements) relating to the collection, use, processing and protection of personal data are constantly evolving, as federal, state, local, and foreign governments continue to adopt new or enhanced measures addressing data privacy, data security, and processing personal data. Existing privacy and data protection laws and regulations in the United States (including the California Consumer Privacy Act, as amended by the California Privacy Rights Act ("CCPA")), the European Union (including the E.U.'s General Data Protection Regulation) and other jurisdictions impose stringent obligations on businesses that process, collect, or use personal data. For example, the CCPA, which applies to certain categories of personal data of California residents, provides for fines per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Such laws and regulations may be interpreted or applied in a manner that is inconsistent with each other and may complicate our existing data management practices. Evolving compliance and operational requirements under the privacy and data protection laws of the jurisdictions in which we operate, regulations, and other obligations have become increasingly burdensome and complex and could require changes to our data management practices, increase costs, and divert management attention and resources. Privacy-related claims or lawsuits initiated by governmental bodies, customers, or other third parties, irrespective of the merits, could be time consuming, result in costly enforcement actions (including regulatory proceedings, investigations, fines, penalties, audits, and inspections), litigation (including class action claims), or mass arbitration demands, penalties and fines, require us to change our business practices, or cause business interruptions, and may lead to administrative, civil, or criminal liability.

The use of artificial intelligence presents risks and challenges that may adversely impact our business and operating results or that of our tenants.

We may adopt and integrate generative artificial intelligence and machine learning (collectively, "AI") tools into our operations to enhance efficiencies and streamline existing systems. However, the deployment and maintenance of AI tools may entail substantial risks. While these tools hold promise in optimizing processes and driving efficiencies, as with many technological innovations, they also pose inherent risks. These include, but are not limited to, the potential for inaccuracy, bias, intellectual property infringement, or misappropriation, as well as concerns regarding data privacy and cybersecurity. In addition, as AI technologies become more advanced, cybercriminals may develop more sophisticated attack methods. Such methods may include the use of AI and deepfake technologies to automate and enhance phishing schemes, advance malware, and carry out more effective cyberattacks. The AI-driven cyber threats could be harder to detect and counteract, which may pose significant risks to our data security and the integrity of our systems. If such AI-enhanced cyberattacks are successful, they could lead to substantial data breaches, loss of sensitive information, and significant financial and reputational damage.

Insurance on our properties may not adequately cover losses, and uninsured losses could materially and adversely affect us.

Our tenants generally are required to maintain liability and property insurance coverage for the properties they lease from us pursuant to triple-net or double-net leases. These leases generally require our tenants to name us (and any of our lenders that have a mortgage on the property leased by the tenant) as additional insureds on their liability policies and additional named insured and/or loss payee (or mortgagee, in the case of our lenders) on their property policies. Depending on the location of the property, losses of a catastrophic nature, such as those caused by earthquakes and floods, may be covered by insurance policies that are held by our tenants with limitations such as large deductibles or co-payments that a tenant may not be able to meet. In addition, losses of a catastrophic nature, such as those caused by wind/hail, hurricanes, terrorism, acts of war, or pandemics or endemics, may be uninsurable or not economically insurable. In addition, changes in building codes and ordinances, environmental considerations, and other factors, including terrorism or acts of war, may make any insurance proceeds we receive insufficient to repair or replace a property if it is damaged or destroyed. In the event there is damage to our properties that is not adequately covered by insurance, we may be materially and adversely affected.

We are subject to risks from natural disasters, such as hurricanes, tornados and flooding, and changes in weather patterns.

Natural disasters and severe weather such as flooding, earthquakes, fires, tornadoes or hurricanes may result in significant damage to our properties. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration like we have in the South and Midwest regions of the United States (as defined by the U.S. Census Bureau), a single catastrophe (such as an earthquake) or destructive weather event (such as a tornado or hurricane) affecting a region may have a significant negative effect on our financial condition and results of operations. Our financial results may be materially and adversely affected by our exposure to losses arising from natural disasters or severe weather.

We also are exposed to risks associated with inclement winter weather which could increase the need for maintenance and repair of our properties.

Lastly, to the extent that natural disasters do occur, their physical effects could have a material adverse effect on our properties, operations, and business. To the extent there are changes in weather patterns, our markets could experience increases in storm intensity. These conditions could result in physical damage to our properties, declining demand for space in our buildings, or the inability of us to operate the buildings at all in the areas affected by these conditions. Natural disasters and changes in weather patterns that increase the intensity of storms also may have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable. Should any of these events be material in nature or occur for lengthy periods of time, our properties, operations, or business would be adversely affected.

We may become subject to litigation, which could materially and adversely affect us.

From time to time, we may become party to various lawsuits, claims and other legal proceedings. These matters may involve significant expense and may result in judgments or settlements, which may be significant. There can be no assurance that insurance will be available to cover losses related to legal proceedings or that our tenants will meet any indemnification obligations that they have to us. Litigation may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. Resolution of these types of matters against us may result in our having to pay significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could materially and adversely affect us.

We may acquire properties or portfolios of properties through tax deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

In the future we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for OP Units, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors' ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms that would be favorable absent such restrictions. In addition, as part of the formation transactions, our predecessor made limited representations, warranties, and covenants to us regarding the contributed assets. Because many liabilities, including tax liabilities, may not have been identified, we may have no recourse for such liabilities. Any unknown or unquantifiable liabilities to which the properties and assets previously owned by our predecessor are subject could adversely affect the value of those properties and as a result adversely affect us.

We may experience a decline in the fair value of our assets, which may have a material impact on our financial condition, liquidity, and results of operations and adversely impact the market price of our common stock.

A decline in the fair value of our assets may require us to recognize an other-than-temporary impairment against such assets under U.S. generally accepted accounting principles ("GAAP") if we were to determine that we do not have the ability and intent to hold any assets in unrealized loss positions to maturity or for a period of time sufficient to allow for recovery to the amortized cost of such assets. In such event, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis based on the fair value of such assets on the date they are considered to be other-than-temporarily impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale, which may adversely affect our financial condition, liquidity, and results of operations.

The form, timing, and/or amount of dividend distributions in future periods may vary and be affected by economic and other considerations.

The form, timing, and/or amount of dividend distributions will be authorized at the discretion of our board of directors and will depend on actual cash from operations, our financial condition, capital requirements, the annual distribution requirements applicable to REITs under the Code, Maryland law, and other factors as our board of directors may consider relevant. Our board of directors may change our dividend policy at any time, and there can be no assurance as to the manner in which future dividends will be paid or that the current dividend level will be maintained in future periods. We may not be able to pay dividends in the future or may need to fund such payments from external sources, including debt or equity financings, as to which no assurances can be given. Our failure to meet the market's expectations with regard to future cash dividends could materially and adversely affect the market price of our common stock.

Risks Related to Financing our Business

Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all.

In order to qualify as a REIT, we are required under the Code, among other things, to distribute annually at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to U.S. federal income tax at the corporate rate to the extent that we distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gain. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we may rely on third-party sources to fund our capital needs, and we may not be able to obtain financing on favorable terms or at all. Any additional debt we incur may increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on: general market conditions; the market's perception of our growth potential; our current debt levels; our current and expected future earnings; our cash flow and cash distributions; and the price per share of our common stock. If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations, or make the cash distributions to our stockholders necessary to qualify as a REIT. Under certain circumstances, covenants and provisions in our existing and future debt instruments may prevent us from making distributions that we deem necessary to comply with REIT requirements. In addition, if we are unable to obtain financing in order to make distributions required to maintain our qualification as a REIT, we may make taxable in-kind distributions of our own stock, which may cause our stockholders to be required to pay income taxes with respect to such distributions in excess of any cash they receive, or we may be required to withhold taxes with respect to such distributions in excess of any cash our stockholders receive.

Our level of indebtedness could materially and adversely affect our financial position, including reducing funds available for other business purposes and reducing our operational flexibility.

As of December 31, 2025, we had total debt of $1.1 billion outstanding, including $200.0 million outstanding under the 2028 Term Loan, $250.0 million outstanding under the 2029 Term Loan, $175.0 million outstanding under the 2030 Term Loan A, $175.0 million outstanding under the 2030 Term Loan B, $200.0 million outstanding under the 2031 Term Loan, and $100.0 million outstanding under the 2032 Term Loan. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following: our cash flow may be insufficient to meet our required principal and interest payments; cash interest expense and financial covenants relating to our indebtedness may limit or eliminate our ability to make distributions to our common stockholders; we may be unable to borrow additional funds as needed or on favorable terms, or at all, which could, among other things, adversely affect our ability to capitalize upon investment opportunities or meet operational needs; we may be unable to refinance our indebtedness at maturity, or the refinancing terms may be less favorable than the terms of our original indebtedness; counterparties may fail to honor their obligations under any hedge agreements we enter into, such agreements may not effectively hedge interest rate fluctuation risk, and, upon the expiration of any hedge agreements we enter into, we would be exposed to then-existing market rates of interest and future interest rate volatility; we may be forced to dispose of properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject; we may be restricted from accessing some of our excess cash flow after debt service if certain of our tenants fail to meet certain financial performance metric thresholds; we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations; and our default under any loan with cross default provisions could result in a default on other indebtedness. In the future, we may enter into secured lending arrangements whereby lenders or mortgagees may foreclose on our properties or our interests in entities that own our properties that secure their loans and receive an assignment of rents and leases if we were to default under such arrangements. The occurrence of any of these events could materially and adversely affect us. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code.

Failure to hedge effectively against interest rate changes may materially and adversely affect us.

We currently hedge a portion of our interest rate volatility through interest rate swaps. These arrangements involve risks and may not be effective in reducing our exposure to interest rate changes. In addition, the counterparties to any hedging arrangements we enter into in the future may not honor their obligations. Failure to hedge effectively against changes in interest rates relating to the interest expense of our existing and future floating-rate borrowings may materially and adversely affect us.

Failure to maintain our current credit ratings could adversely affect our cost of funds, related margins, liquidity, and access to the debt capital markets.

Credit rating agencies, including Fitch Ratings and others that may issue credit ratings for us in the future, are expected to periodically evaluate our debt levels and other factors, which likely will include their assessments of our financial strength, liquidity, capital structure, asset quality, and sustainability of cash flow and earnings. Due to changes in these factors and market conditions, we may not be able to maintain our current credit ratings, which could adversely affect our cost of funds and related margins, liquidity, and access to the debt capital markets

Our debt financing agreements contain, and future debt financing agreements may contain, restrictions and covenants that may limit our ability to enter into or obtain funding for certain transactions, operate our business, or make distributions to our common stockholders.

Our current debt agreements contain, and other debt agreements we may enter into in the future may contain, financial and other covenants with which we are or will be required to comply, and which limit or will limit our ability to operate our business. These covenants, as well as any additional covenants to which we may be subject in the future in connection with additional borrowings, may cause us to have to forgo investment opportunities, reduce, or eliminate distributions to our common stockholders or obtain financing that is more expensive than financing we could obtain if we were not subject to the covenants. In addition, the agreements governing our borrowings may have cross default provisions, which provide that a default under one of our debt financing agreements would lead to a default on some or all of our other debt financing agreements.

The covenants and other restrictions under our debt agreements may affect, among other things, our ability to: incur indebtedness; create liens on assets; cause our subsidiaries to distribute cash to us to fund distributions to stockholders or to otherwise use in our business; sell or substitute assets; modify certain terms of our leases; manage our cash flows; and make distributions to equity holders, including our common stockholders. Additionally, these restrictions may adversely affect our operating and financial flexibility and may limit our ability to respond to changes in our business or competitive environment, all of which may materially and adversely affect us.

Risks Related to Government Regulation and Tax Matters

Our failure to qualify or maintain our qualification as a REIT for U.S. federal income tax purposes would reduce the amount of funds we have available for distribution and limit our ability to make distributions to our stockholders.

We believe that our organization and current proposed method of operation have enabled us to meet the requirements for qualification and taxation as a REIT commencing with our short taxable year ended December 31, 2019, and we intend to continue to operate in such a manner. However, we cannot assure you that we will qualify and remain qualified as a REIT. Meeting some of these requirements may involve the determination of various factual matters and circumstances not entirely within our control. The REIT qualification requirements are extremely complex, and interpretation of the U.S. federal income tax laws governing qualification as a REIT is limited. Furthermore, future legislative, judicial, or administrative changes to the U.S. federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT. If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because: we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at the corporate rate; we could be subject to increased state and local taxes; and, unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT. In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the market price of our common stock.

If our operating partnership failed to qualify as a partnership or is not otherwise disregarded for U.S. federal income tax purposes, we would cease to qualify as a REIT.

Our operating partnership intends to qualify as a partnership for U.S. federal income tax purposes and intends to take that position for all income tax reporting purposes. We cannot assure you, however, that the Internal Revenue Service ("IRS") will not challenge the status of our operating partnership or any other subsidiary partnership in which we own an interest as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If classified as a partnership, our operating partnership generally will not be a taxable entity and will not incur any U.S. federal income tax liability. However, our operating partnership would be treated as a corporation for U.S. federal income tax purposes if it was a "publicly traded partnership," unless at least 90% of its income was qualifying income as defined in the Code. A "publicly traded partnership" is a partnership whose partnership interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). Although our operating partnership's partnership units are not traded on an established securities market, the operating partnership's units could be viewed as readily tradable on a secondary market (or the substantial equivalent thereof), and our operating partnership may not qualify for one of the "safe harbors" under the applicable Treasury Regulations. Qualifying income for the 90% test generally includes passive income, such as real property rents, dividends, and interest. The income requirements applicable to REITs and the definition of qualifying income for purposes of this 90% test are similar in most respects. Our operating partnership may not meet this qualifying income test. If our operating partnership were to be taxed as a corporation, it would incur substantial tax liabilities, and we would then fail to qualify as a REIT for U.S. federal income tax purposes, unless we qualified for relief under certain statutory savings provisions, and our ability to raise additional capital and pay distributions to our stockholders would be impaired.

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to stockholders.

In order to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than the minimum amount specified under the Code. Moreover, if we have net income from "prohibited transactions," that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property that we own or hold an interest in, directly or indirectly through any subsidiary entity, including our operating partnership, but generally excluding taxable REIT subsidiaries ("TRSs"), that is deemed to be held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While we will undertake sales of assets if those assets become inconsistent with our long-term strategic or return objectives, we do not believe that those sales should be considered prohibited transactions, but there can be no assurance that the IRS would not contend otherwise. The need to avoid prohibited transactions could cause us to forego or defer sales of properties that might otherwise be in our best interest to sell. For example, if circumstances make it not profitable or otherwise uneconomical for us to remain in certain states or geographical markets, the 100% tax could delay our ability to exit those states or markets by selling our assets in those states or markets other than through a TRS, which could harm our operating profits.

Furthermore, even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state, and local income, property, and excise taxes on our income or property. In addition, our TRSs will be subject to U.S. federal income tax and applicable state and local taxes on their net income. Any of these taxes would reduce our cash available for distribution to stockholders.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

Income from "qualified dividends" payable to U.S. stockholders that are individuals, trusts, and estates is generally subject to tax at reduced rates. Currently, the maximum tax rate applicable to qualified dividend income payable to U.S. stockholders that are individuals, trusts, and estates is 20%. Dividends payable by REITs, however, generally are not eligible for this reduced rate. Distributions from REITs that are treated as dividends but are not designated as qualified dividends or capital gain dividends are treated as ordinary income. Distributions from REITs that are treated as dividends but are not designated as qualified dividends or capital gain dividends are taxed as ordinary income after deducting 20% of the amount of the dividend in the case of non-corporate stockholders. To qualify for this deduction, the U.S. stockholder receiving such dividends must hold the dividend-paying REIT stock for at least 46 days (taking into account certain special holding period rules) of the 91-day period beginning 45 days before the stock becomes ex-dividend and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property. At the current maximum ordinary income tax rate of 37%, the maximum tax rate on ordinary REIT dividends for non-corporate stockholders is 29.6%. Although this does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts, and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock. In addition, certain U.S. stockholders may be subject to a 3.8% Medicare tax on dividends payable by REITs. Tax rates could be changed in future legislation.

The share ownership restrictions of the Code for REITs and the 9.8% share ownership limit in our charter may inhibit market activity in shares of our stock and restrict our business combination opportunities.

In order to qualify as a REIT, five or fewer individuals, as defined in the Code, may not own, actually or constructively, more than 50% in value of our issued and outstanding shares of stock at any time during the last half of each taxable year, other than the first year for which a REIT election is made. Attribution rules in the Code determine if any individual or entity actually or constructively owns shares of our common stock under this requirement. Additionally, at least 100 persons must beneficially own shares of our common stock during at least 335 days of a taxable year for each taxable year, other than the first year for which a REIT election is made. To help ensure that we meet these tests, among other purposes, our charter restricts certain acquisition and ownership levels of shares of our common stock.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary or advisable to preserve our qualification as a REIT. Unless exempted by our board of directors (prospectively or retroactively), for so long as we qualify as a REIT, our charter prohibits, among other limitations on ownership and transfer of shares of our stock, any person from beneficially or constructively owning (applying certain attribution rules under the Code) more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock or of any class or series of our preferred stock, or more than 9.8% of the aggregate value of all of our outstanding stock. Our board of directors may grant exemptions from these limits to stockholders but may not grant an exemption that would result in our failing to qualify as a REIT. These waivers may be subject to initial and ongoing conditions intended to protect our status as a REIT. These restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interest to qualify as a REIT or that compliance with such restriction is no longer required in order for us to so qualify as a REIT.

These restrictions on ownership and transfer of our stock may, among other things: discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; or result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of one or more charitable beneficiaries and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to stockholders in computing our taxable income and will be subject to U.S. federal income tax at corporate rates and state and local taxes, which may have adverse consequences on our total return to our stockholders.

If a transaction intended to qualify as a 1031 Exchange is later determined to be taxable, we may face adverse consequences, and if the laws applicable to such transactions are amended or repealed, we may not be able to dispose of properties on a tax-deferred basis.

In order to defer potentially significant taxable gains upon the sale of properties that no longer meet our investment criteria, we intend to dispose of properties in 1031 Exchanges. The ability to complete a 1031 Exchange depends on many factors, including, among others, identifying and acquiring suitable replacement property within limited time periods, and the ownership structure of the properties being sold and acquired. Therefore, we are not always able to sell an asset as part of a 1031 Exchange. When successful, a 1031 Exchange enables us to defer the taxable gain on the asset sold. It is possible that the qualification of a transaction as a 1031 Exchange could be successfully challenged and determined to be currently taxable. In such case, our taxable income and earnings and profits would increase. This could increase the dividend income to our stockholders by reducing any return of capital they received. In some circumstances, we may be required to pay additional dividends or, in lieu of that, U.S. federal corporate income tax, possibly including interest and penalties. In addition, such recharacterization could result in such property sale, and potentially other property sales, being subject to the 100% penalty tax on net income from prohibited transactions. As a result, we may be required to borrow funds in order to pay additional dividends or taxes, and the payment of such taxes could cause us to have less cash available to distribute to our stockholders. In addition, if a 1031 Exchange were later determined to be taxable, we may be required to amend our tax returns for the applicable year in question, including any information reports we sent our stockholders. Moreover, it is possible that legislation could be enacted that could modify or repeal the laws with respect to 1031 Exchanges, which could make it more difficult or impossible for us to dispose of properties on a tax deferred basis.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Any income from a hedging transaction we enter into to manage the risk of interest rate changes, price changes, or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets, or from certain terminations of such hedging positions, if properly identified under applicable Treasury Regulations, does not constitute "gross income" for purposes of both income tests that apply to REITs. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, the benefit of any losses incurred by a TRS in which we own an interest will generally be limited to the offset of taxable income in such TRS (and such losses could theoretically be carried forward against future taxable income in such TRS).

The U.S. federal income tax treatment of the cash that we might receive from cash settlement of our forward sale agreements is unclear and could jeopardize our ability to meet the REIT qualification requirements.

In the event that we elect to settle a forward sale agreement for cash and the settlement price is below the applicable forward sale price, we would be entitled to receive a cash payment from the applicable forward purchaser. Under Section 1032 of the Code, generally, no gain or loss is recognized by a corporation when it deals in its own shares, including pursuant to a "securities futures contract," as defined in the Code by reference to the Exchange Act. Although we believe that any amount received by us in exchange for our stock would qualify for the exemption under Section 1032 of the Code, because it is not entirely clear whether each forward sale agreement qualifies as a "securities futures contract," the U.S. federal income tax treatment of any cash settlement payment we receive is uncertain. In the event that we recognize a significant gain from the cash settlement of a forward sale agreement, we might not be able to satisfy the gross income requirements applicable to REITs under the Code. In that case, we may be able to rely upon the relief provisions under the Code in order to avoid the loss of our REIT status. Even if the relief provisions apply, we will be subject to a 100% tax on the greater of (i) the excess of 75% of our gross income (excluding gross income from prohibited transactions) over the amount of such income attributable to sources that qualify under the 75% test or (ii) the excess of 95% of our gross income (excluding gross income from prohibited transactions) over the amount of such gross income attributable to sources that qualify under the 95% test, multiplied in either case by a fraction intended to reflect our profitability. In the event that these relief provisions were not available, we could lose our REIT status under the Code.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our income, and the amounts we distribute to our stockholders. In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities, and qualified REIT real estate assets, including certain mortgage loans and mortgage-backed securities. The remainder of our investment in securities (other than government securities, securities of TRSs, and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs, and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs (20% for taxable years beginning after December 31, 2017 through December 31, 2025). If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. We may be required to liquidate or forgo otherwise attractive investments in order to satisfy the asset and income tests or to qualify under the statutory relief provisions. We also may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. As a result, having to comply with the distribution requirement could cause us to: (i) sell assets in adverse market conditions; (ii) borrow on unfavorable terms; or (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures, or repayment of debt. Accordingly, satisfying the REIT requirements could materially and adversely affect us. Moreover, if we are compelled to liquidate our investments to meet any of these asset, income, or distribution tests, or to repay obligations to our lenders, we may be unable to comply with one or more of the requirements applicable to REITs or may be subject to a 100% tax on any resulting gain if such sales constitute prohibited transactions.

Our ownership of and relationship with our TRSs will be limited, and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to income tax as a regular C corporation.

A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Overall, no more than 25% of the value of a REIT's assets may consist of securities of one or more TRSs (20% for taxable years beginning after December 31, 2017 through December 31, 2025). If the IRS were to determine that the value of our interests in all of our TRSs exceeded this limit at the end of any calendar quarter, then we may fail to qualify as a REIT if relief provisions do not apply. If we determine it to be in our best interest to own a substantial number of our properties through one or more TRSs, then it is possible that the IRS may conclude that the value of our interests in our TRSs exceeds 25% of the value of our total assets at the end of any calendar quarter and therefore cause us to fail to qualify as a REIT. Additionally, as a REIT, no more than 25% of our gross income with respect to any year may, in general, be from sources other than certain real estate-related assets. Dividends paid to us from a TRS are typically considered to be non-real estate income. Therefore, we may fail to qualify as a REIT if dividends from all of our TRSs, when aggregated with all other non-real estate income with respect to any one year, are more than 25% of our gross income with respect to such year.

A TRS will typically pay federal, state, and local income tax at corporate rates on any income that it earns. This tax obligation, if material, would diminish the amount of the proceeds from the sale or operation of such property, or other income earned through the TRS that would be distributable to our stockholders. U.S. federal, state, and local corporate income tax rates may be increased in the future, and any such increase would reduce the amount of the net proceeds available for distribution by us to our stockholders from the sale of property or other income earned through a TRS after the effective date of any increase in such tax rates. We do not anticipate material income tax obligations in connection with our ownership of interests in TRSs.

In addition, the Code imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are treated as not being conducted on an arm's-length basis. Our TRSs will pay U.S. federal, state, and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us. There can be no assurance that we will be able to comply with the 25% limitation discussed above or to avoid application of the 100% excise tax discussed above.

New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify or remain qualified as a REIT.

The U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial, or administrative action at any time, which could affect the U.S. federal income tax treatment of an investment in us. The U.S. federal income tax rules dealing with REITs are constantly under review by persons involved in the legislative process, the IRS, and the U.S. Department of the Treasury, which could result in statutory changes as well as frequent revisions to regulations and interpretations.

There can be no assurance that future changes to the U.S. federal income tax laws or regulatory changes will not be proposed or enacted that could impact our business and financial results. If enacted, such changes could have an adverse impact on our business and financial results.

We cannot predict whether, when, or to what extent any new U.S. federal tax laws, regulations, interpretations, or rulings will impact the real estate investment industry or REITs. Prospective investors are urged to consult their tax advisors regarding potential future changes to the U.S. federal tax laws on an investment in our stock.

Foreign investors may be subject to U.S. federal withholding tax and may be subject to U.S. federal income tax on distributions received from us and upon disposition of shares of our common stock.

Subject to certain exceptions, distributions received from us will be treated as dividends of ordinary income to the extent of our current or accumulated earnings and profits. Such dividends paid to a non-U.S. stockholder ordinarily will be subject to U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as "effectively connected" with the conduct by the non-U.S. stockholder of a U.S. trade or business. Pursuant to the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), capital gain distributions attributable to sales or exchanges of "U.S. real property interests" ("USRPIs"), generally will be taxed to a non-U.S. stockholder as if such gain were effectively connected with a U.S. trade or business. However, a capital gain dividend will not be treated as effectively connected income if (i) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (ii) the non-U.S. stockholder does not own more than 10% of the class of our stock at any time during the one-year period ending on the date the distribution is received.

Gain recognized by a non-U.S. stockholder upon the sale or exchange of our common stock generally will not be subject to U.S. federal income taxation unless such stock constitutes a USRPI under FIRPTA. Our common stock will not constitute a USRPI so long as we are a "domestically-controlled" REIT. A REIT is "domestically controlled" if less than 50% of the REIT's stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence. We cannot assure you that we will qualify as a "domestically controlled" REIT. If we were to fail to so qualify, gain realized by foreign investors on a sale of shares of our stock would be subject to FIRPTA tax, unless the shares of our stock were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock.

We and our subsidiaries and stockholders may be subject to state, local, or foreign tax filing and payment obligations taxation in various jurisdictions, including those in which we or they transact business, own property, or reside.

We may own assets located in, or transact business in, numerous jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. Our state, local, or foreign tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Prospective investors should consult their tax advisors regarding the application and effect of state and local income and other tax laws on an investment in our stock.

Liabilities arising under environmental laws may materially and adversely affect us.

The properties we own or have owned in the past may subject us to known and unknown environmental liabilities. We typically obtain Phase I environmental site assessments on all properties we finance or acquire. However, the Phase I environmental site assessments are limited in scope and therefore may not reveal all adverse environmental conditions affecting a property. Under various federal, state, and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from environmental matters, including the presence or discharge of hazardous or toxic substances, waste, or petroleum products at, on, in, under, or migrating from such property, including costs to investigate or clean up such contamination and liability for personal injury, property damage, or harm to natural resources. If environmental contamination exists on our properties, we could be subject to strict, joint and/or several liability for the contamination by virtue of our ownership interest; we may face liability regardless of our knowledge of the contamination, the timing of the contamination, the cause of the contamination, or the party responsible for the contamination of the property.

If our environmental liability insurance is inadequate, we may become subject to material losses for environmental liabilities. Although our leases generally require our tenants to operate in compliance with all applicable laws and to indemnify us against any environmental liabilities arising from a tenant's activities on the property, we could be subject to strict liability by virtue of our ownership interest. We cannot be sure that our tenants will, or will be able to, satisfy their indemnification obligations, if any, under our leases. Furthermore, the discovery of environmental liabilities on any of our properties could lead to significant remediation costs or to other liabilities or obligations attributable to the tenant of that property, or could result in material interference with the ability of our tenants to operate their businesses as currently operated. Noncompliance with environmental laws or discovery of environmental liabilities could each individually or collectively affect such tenant's ability to make payments to us, including rental payments and, where applicable, indemnification payments. Additionally, the known or potential presence of hazardous substances on a property may adversely affect our ability to sell, lease, or improve the property, or to borrow using the property as collateral. Environmental laws may also create liens on contaminated properties in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which they may be used or businesses may be operated, and these restrictions may require substantial expenditures.

We are subject to various environmental laws that regulate the presence of asbestos containing materials (ACM), vapor intrusion, lead-based paint, and other hazardous materials. Such laws may impose fines, penalties, or other obligations for failure to comply with these requirements or expose us to third-party liability.

Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, or moisture otherwise occurs within a building or building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may be toxic and produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, should our tenants or their employees or customers be exposed to mold at any of our properties, we could be required to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, exposure to mold by our tenants or others could subject us to liability if property damage or health concerns arise. If we were to become subject to significant mold-related liabilities, we could be materially and adversely affected.

Compliance with the Americans with Disabilities Act and fire, safety, and other regulations may require us to make unanticipated expenditures that materially and adversely affect us.

Our properties are subject to the Americans with Disabilities Act ("ADA"), fire and safety regulations, building codes, and other regulations. Failure to comply with these laws and regulations could result in imposition of fines by the government or an award of damages to private litigants, or both. While our tenants are obligated by law to comply with the ADA and typically obligated under our leases to cover costs associated with compliance with the ADA and other property regulations, if required changes involve greater expenditures than anticipated or if the changes must be made on a more accelerated basis than anticipated, the ability of our tenants to cover costs could be adversely affected, and we could be required to expend our own funds to comply with applicable law and regulation.

Risks Related to Our Organizational Structure and Ownership of Our Common Stock

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders and provide that claims relating to causes of action under the Securities Act may only be brought in federal district courts, which could limit stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees and could discourage lawsuits against us and our directors, officers, and employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the Maryland General Corporation Law ("MGCL"), (b) any derivative action or proceeding brought on our behalf (other than actions arising under federal securities laws), (c) any action asserting a claim of breach of any duty owed by any of our directors, officers, or other employees to us or to our stockholders, (d) any action asserting a claim against us or any of our directors, officers, or other employees arising pursuant to any provision of the MGCL or our charter, or bylaws or (e) any other action asserting a claim against us or any of our directors, officers, or other employees that is governed by the internal affairs doctrine. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction. Furthermore, our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claim arising under the Securities Act.

These exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers, or employees, which may discourage such lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find the choice of forum provisions contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and operating results. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

As permitted by Maryland law, our charter eliminates the liability of our directors and officers to us and our stockholders for money damages to the maximum extent permitted by Maryland law. Therefore, our directors and officers will be subject to monetary liability resulting only from: actual receipt of an improper benefit or profit in money, property, or services; or active and deliberate dishonesty by the director or officer that is established by a final judgment and is material to the cause of action adjudicated.

As a result, we and our stockholders have rights against our directors and officers that are more limited than might otherwise exist. Accordingly, in the event that actions taken by any of our directors or officers impede the performance of our company, stockholders' and our ability to recover damages from such director or officer will be limited. In addition, our charter requires us to indemnify and advance expenses to our directors and officers for actions taken by them in those and certain other capacities to the maximum extent permitted by Maryland law.

Future sales or issuances of our common stock or other securities convertible into or exchangeable for our common stock could cause the market price of our common stock to decline and could result in stockholder dilution.

Our board of directors is authorized to increase the total number of shares of stock that we are authorized to issue and, without stockholder approval, to cause us to issue additional shares of our stock or to raise capital through the issuance of preferred stock, options, warrants and other rights on terms and for consideration as our board of directors in its sole discretion may determine. As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers, and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. Although our board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer, or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests. In addition, we may issue preferred stock or other securities convertible into equity securities with a distribution preference or a liquidation preference that may limit our ability to make distributions on our common stock, and the sale or issuance of substantial amounts of our common stock will dilute the ownership of our stockholders and could cause the market price of our common stock to decrease significantly. We cannot predict the effect, if any, of future sales or issuances of our common stock, or the availability of our common stock for future sales, on the value of our common stock. The sale or issuance of substantial amounts of our common stock, or the perception that such sales or issuances could occur, may adversely affect the market price of our common stock. In addition, as of February 6, 2026, 3,383,848 shares of our common stock were available for issuance in the future (including shares issuable upon the vesting of outstanding performance units) under our Amended and Restated 2019 Omnibus Incentive Plan, as amended.

In addition, our operating partnership may issue additional OP Units to directors or employees as compensation or to third parties in connection with acquisitions without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and would have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. Any such issuances, or the perception of such issuances, could materially and adversely affect the market price of our common stock.

Certain provisions of our charter, bylaws and Maryland law could inhibit changes in control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could trigger rights to require us to redeem our shares of common stock.

Certain provisions of the MGCL may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

- "business combination" provisions that, subject to certain exceptions, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding voting stock at any time within the two-year period); and

- "control share" provisions that provide that holders of "control shares" of our company (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise voting power in the election of directors within one of three increasing ranges) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of the voting power of issued and outstanding "control shares," subject to certain exceptions) have no voting rights with respect to their control shares, except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

As permitted by the MGCL, our bylaws provide that we will not be subject to the control share provisions of the MGCL, and our board of directors has, by resolution, exempted us from the business combination between us and any other person. In addition, the board resolution opting out of the business combination provisions of the MGCL provides that any alteration or repeal of the resolution shall be valid only if approved, at a meeting duly called, by the affirmative vote of a majority of votes cast by stockholders entitled to vote generally for directors, and our bylaws provide that any such alteration or repeal of the resolution, or any amendment, alteration or repeal of the provision in our bylaws exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock, will be valid only if approved, at a meeting duly called, by the affirmative vote of a majority of votes cast by stockholders entitled to vote generally for directors. Certain provisions of the MGCL permit the board of directors of a Maryland corporation with at least three independent directors and a class of stock registered under the Exchange Act without stockholder approval and regardless of what is currently provided in its charter or bylaws, to implement certain corporate governance provisions, some of which (for example, a classified board of directors) are not currently applicable to us. These provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for our company or of delaying, deferring, or preventing a change in control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the current market price.

We are a holding company with no direct operations and we rely on funds received from our operating partnership to pay liabilities.

We are a holding company and we conduct substantially all of our operations through our operating partnership. We do not have, apart from an interest in our operating partnership, any independent operations. As a result, we rely on distributions from our operating partnership to pay any dividends and other distributions we might declare on shares of our common stock. We also rely on distributions from our operating partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our operating partnership. In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be able to satisfy the claims of our stockholders only after all of our and our operating partnership's and its subsidiaries' liabilities and obligations have been paid in full.

In connection with the acquisition of properties or otherwise, we may issue units of our operating partnership to third parties. Such issuances would reduce our ownership in our operating partnership. Because you will not directly own units of our operating partnership, you will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

The market price of shares of our common stock may be volatile and could decline substantially in the future.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general macroeconomic, market, or political conditions, could reduce the market price of shares of our common stock in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, our ability to accretively raise capital and deploy proceeds in suitable investments, failure to meet analysts' earnings estimates, publication of research reports about our industry, cybersecurity incidents, litigation and government investigations, changes or proposed changes in laws or regulations, or differing interpretations or enforcement thereof affecting our business, changes in market valuations of similar companies, speculation in the press or investment community, adverse market reactions to announcements by our tenants, including announcements about store closures, credit rating downgrades and bankruptcies, announcements by our competitors of significant acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, and adverse publicity about our industry, and in response the market price of shares of our common stock could decrease significantly.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Conflicts of interest could arise in the future between the interests of our stockholders and the interests of holders of OP Units, which may impede business decisions that could benefit our stockholders.

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any future partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with the management of our company. At the same time, one of our wholly-owned subsidiaries, NETSTREIT GP, LLC, as the general partner of our operating partnership, has fiduciary duties and obligations to our operating partnership and its limited partners under Delaware law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. The fiduciary duties and obligations of NETSTREIT GP, LLC, as the general partner of our operating partnership, and its limited partners may come into conflict with the duties of our directors and officers to our company.

Under the terms of the partnership agreement of our operating partnership, if there is a conflict between the interests of our stockholders on one hand and any limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or any limited partners; provided, however, that any conflict that cannot be resolved in a manner not adverse to either our stockholders or any limited partners must be resolved in favor of our stockholders.

The partnership agreement of our operating partnership also provides that the general partner will not be liable to our operating partnership, its partners, or any other person bound by the partnership agreement for monetary damages for losses sustained, liabilities incurred, or benefits not derived by our operating partnership or any limited partner, except for liability for the general partner's intentional harm or gross negligence. Moreover, the partnership agreement of our operating partnership provides that our operating partnership is required to indemnify the general partner and its members, managers, managing members, officers, employees, agents, and designees from and against any and all claims that relate to the operations of our operating partnership, except (i) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active or deliberate dishonesty, (ii) for any transaction for which the indemnified party received an improper personal benefit, in money, property, or services or otherwise in violation or breach of any provision of the partnership agreement or (iii) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful.

If we fail to maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our investors could lose confidence in our reported financial information, which could harm our business and the market price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We have in the past and may in the future discover areas of our internal controls that need improvement. For example, during the quarter ended June 30, 2024, the Company was the victim of a criminal scheme involving a business email compromise of an employee that led to two fraudulent transfers totaling $3.3 million to a third party impersonating one of our development partners. The result was a $2.8 million loss, net of insurance recoveries. While the Company subsequently identified the unauthorized transfers, our internal controls did not operate effectively to prevent the loss from occurring. Following these events, we strengthened our processes and controls related to fund transfers and vendor-related information updates, and reinforced existing policies and procedures around these processes. We also conducted additional training to emphasize the importance of exercising professional skepticism and judgment related to the procurement and payment process. Management believes that the foregoing actions have strengthened our procurement and payment process and improved our ability to detect fraudulent activities and safeguard Company assets. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting and have our independent auditors annually issue their opinion on our internal control over financial reporting. As we grow our business, our internal controls will become more complex, and we will require additional resources to ensure our internal controls remain effective. If we or our independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market price of our common stock. The existence of any material weakness or significant deficiency could require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies, and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. Any such failure could cause investors to lose confidence in our reported financial information and adversely affect the market price of our common stock or limit our access to the capital markets and other sources of liquidity.

Item 1B. *Unresolved Staff Comments*

There are no unresolved staff comments.

Item 1C. *Cybersecurity*

Risk management and strategy

Cyber Security Plan

We have implemented various information security processes designed to identify, assess, and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property and confidential information that is proprietary, strategic, or competitive in nature (including without limitation tenant and property related data) ("Information Systems and Data").

Our information security processes are overseen by our IT Manager, Chief Accounting Officer, and Chief Financial Officer, and are supported by a cybersecurity monitoring service provider, who works to help identify, assess, and manage the Company's cybersecurity threats and risks. Our IT Manager, as well as our service provider, work to identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods, including, for example, subscribing to reports and services that identify certain cybersecurity threats, evaluating certain threats reported to us, engaging a third-party vendor to audit our security protocols in certain systems, and deploying automated monitoring tools across certain systems. Depending on the environment and system, we implement and maintain various technical, physical, and organizational measures, processes, standards, and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example: an incident response policy, risk assessments, network security controls for certain environments, periodic back-ups of certain data, access controls for certain environments, employee training addressing awareness of cyber risks and how to detect certain cyberattacks, and cybersecurity insurance.

Risk Assessment

Our assessment and management of material risks from cybersecurity threats are integrated into the Company's overall risk management processes. For example, cybersecurity risk is integrated into the Company's overall risk management processes, which includes an assessment of risks posed to data that is critical to our business operations (e.g., to support financial reporting, process payroll, and collect and maintain property and lease information).

Third Party Risk Management

The Company uses third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example, a managed service security provider that monitors certain of the Company's computer networks and third-party hosted services.

We use third-party service providers to perform a variety of functions throughout our business, including application providers and hosting companies. The Company has implemented certain measures designed to help identify and mitigate cybersecurity threats associated with the use of third-party service providers, such as assessing the security protocols of certain service providers and obtaining security reports from certain vendors. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part 1. Item 1A. Risk Factors in this Annual Report on Form 10-K, including *Risks Related to our Business and Properties - Any material failure, weakness, interruption, or breach in security of our information systems or data, or those of the third parties with whom we work, could prevent us from effectively operating our business.*

Governance

Our board of directors addresses the Company's cybersecurity risk management as part of its general oversight function. The board of directors' audit committee is responsible for overseeing the Company's cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including our IT Manager, who has worked in various roles responsible for securing networks, hardware, and other application systems, our Chief Financial Officer, and our Chief Accounting Officer.

Our Chief Financial Officer is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company's overall risk management strategy, and communicating key priorities to relevant personnel. Our Chief Financial Officer is also responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident response policy is designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including senior management. The Company has identified and designated certain Company employees as members of a cybersecurity incident response team, including our Chief Accounting Officer, Chief Financial Officer, and IT Manager. This team helps the Company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company's incident response policy includes reporting to the audit committee of the board of directors for certain cybersecurity incidents.

The audit committee of the board of directors receives quarterly reports concerning the Company's significant cybersecurity threats and risk and the processes the Company has implemented to address them. These quarterly reports include summaries or presentations related to cybersecurity threats, risk, and mitigation.

Item 2. *Properties*

During the year ended December 31, 2025, we acquired 140 single-tenant retail net lease properties with an aggregate purchase price of $603.0 million. As of December 31, 2025, we owned or had investments in 761 properties spanning 45 states, with 129 different tenants represented across 28 retail sectors. This includes three property developments where rent has not yet commenced. As of December 31, 2025, our portfolio consisted of 13.7 million square feet and was 99.9% occupied (excluding three properties under development).



As of December 31, 2025, our portfolio generated ABR of $198.3 million. As of December 31, 2025, our portfolio consisted of approximately 44% and 14% of investment grade tenants and investment grade profile tenants, respectively, by ABR, and had a WALT of 10.1 years (exclusive of mortgage loans receivable). As of December 31, 2025, none of our tenants represented more than 5.0% of our portfolio by ABR, and our top 10 largest tenants represented, in aggregate, 34.5% of our ABR. Six of our top 10 tenants are publicly traded companies, or are subsidiaries of publicly traded companies, that have investment grade credit ratings, in addition to Hobby Lobby Stores, Inc., an investment grade profile tenant.

Tenant Diversification

As of December 31, 2025, our 761 investments were operated by 129 different tenants, each representing a distinct brand or concept, with no one tenant representing more than 5.0% of our portfolio by ABR. The following table details information about our tenants as of December 31, 2025:

Tenant [1]	Number of Investments [2]	% of Annualized Base Rent
CVS Health Corporation	31	4.8 %
Dollar General Corporation	78	4.7 %
Koninklijke Ahold Delhaize N.V. (Food Lion / Stop & Shop)	11	4.3 %
Home Depot U.S.A, Inc.	5	3.8 %
Hobby Lobby Stores, Inc.	17	3.6 %
Tractor Supply Company	25	3.5 %
Walgreen Co.	17	2.5 %
Family Dollar Stores, Inc.	43	2.5 %
Wal-Mart Stores, Inc.	7	2.5 %
United Lone Enterprises LLC	13	2.3 %
Speedway, LLC	50	2.3 %
Life Time, Inc.	2	2.1 %
Academy, Ltd.	5	2.1 %
Best Buy Stores, L.P.	7	2.0 %
Subtotal of Tenants with ABR greater than 2.0%	311	43.0 %
Other	446	57.0 %
Total / Weighted Average	757	100.0 %

[1] Represents tenant or guarantor.
[2] Excludes one vacant property and three properties under development.

Tenant Industry Diversification

The majority of our portfolio is comprised of properties leased to tenants operating in defensive retail industries, with 87.1% of our ABR as of December 31, 2025 coming from necessity, service-oriented, and/or discount industries. Necessity-based industries are those that are considered essential by consumers and include sectors such as grocers, home improvement, drug stores, general retail, and auto parts. Service-oriented industries consist of retailers that provide services rather than goods, including, for example, convenience stores, health and fitness, quick-service restaurants, and tire and auto services. Discount retailers offer a low price point and consist of off-price and dollar stores.

The breakdown of our necessity-based retail, service-oriented, discount-focused, and other, non-defensive retail industries by sector and by percentage of ABR as of December 31, 2025 is set forth below:

Tenant Industry and Sector	Number of Investments [1]	% of Total ABR [2]	% of Total Gross Leasable Area [2] [3]
Necessity-Based Retail			
Grocery	50	14.0 %	18.0 %
Home Improvement	31	8.8 %	10.9 %
Drug Stores & Pharmacies [4]	48	7.3 %	4.6 %
Farm Supplies	28	4.6 %	5.6 %
Medical & Dental	32	4.5 %	2.2 %
General Retail	7	2.5 %	7.5 %
Auto Parts	53	2.3 %	3.1 %
Banking	2	0.2 %	0.1 %
Wholesale Warehouse Club	1	0.2 %	0.8 %
Pet Supplies	1	0.1 %	0.1 %
Total Necessity-Based Retail	**253**	**44.5 %**	**52.9 %**
Service-Oriented Industry			
Convenience Stores	134	13.7 %	3.2 %
Health and Fitness	10	5.4 %	3.8 %
Quick Service Restaurants	65	5.2 %	0.9 %
Automotive Service	56	4.4 %	2.6 %
Casual Dining	6	0.5 %	0.3 %
Equipment Rental and Leasing	6	0.4 %	0.4 %
Total Service-Oriented Industry	**277**	**29.6 %**	**11.1 %**
Discount-Focused Industry			
Dollar Stores	144	8.6 %	11.4 %
Discount Retail	33	4.4 %	8.5 %
Total Discount-Focused Industry	**177**	**13.1 %**	**19.9 %**
Defensive Retail Industries	**707**	**87.1 %**	**83.9 %**
Other, Non-Defensive Industries			
Sporting Goods	10	4.8 %	4.7 %
Arts & Crafts	16	3.5 %	6.4 %
Consumer Electronics	7	2.0 %	2.5 %
Apparel	6	0.8 %	1.4 %
Specialty	2	0.5 %	0.5 %
Furniture Stores	2	0.5 %	0.3 %
Telecommunications	4	0.4 %	0.2 %
Beauty Supplies	1	0.1 %	0.1 %
Gift, Novelty, and Souvenir Shops	1	0.1 %	0.1 %
Home Furnishings	1	0.1 %	0.0 %
Total Other, Non-Defensive	**50**	**12.9 %**	**16.1 %**
Total, All Industries	**757**	**100.0 %**	**100.0 %**

[1] Excludes one vacant property and three properties under development.

[2] Certain figures in this table may not foot due to rounding.

[3] Square feet.

[4] The Drug Stores & Pharmacies industry has one property that resides in NETSTREIT Management TRS, LLC ("NETSTREIT TRS"), representing approximately 0.2% of ABR.

Geographic Diversification

The following table presents ABR by state for our portfolio as of December 31, 2025:

Tenant State	Number of Investments [1]	% of Total ABR [2]	% of Total Gross Leasable Area [2] [3]
Texas	102	17.3 %	10.4 %
Illinois	43	8.3 %	7.5 %
New York	40	6.9 %	7.4 %
Georgia	36	5.0 %	7.3 %
Wisconsin	26	4.9 %	6.7 %
North Carolina	69	4.0 %	3.9 %
Alabama	50	3.9 %	3.7 %
Indiana	30	3.9 %	3.5 %
Florida	24	3.9 %	2.7 %
Ohio	37	3.8 %	5.2 %
Pennsylvania	30	3.5 %	3.6 %
Virginia	16	3.4 %	2.2 %
Louisiana	18	3.1 %	3.9 %
California	12	2.6 %	2.0 %
Mississippi	19	2.1 %	3.8 %
Michigan	16	2.0 %	3.0 %
South Carolina	17	1.8 %	2.7 %
Arizona	7	1.5 %	1.1 %
Oklahoma	14	1.4 %	1.4 %
Missouri	13	1.3 %	0.5 %
Other [4]	138	15.5 %	17.8 %
Total	757	100.0 %	100.0 %

[1] Excludes one vacant property and three properties under development.
[2] Certain figures in this table may not foot due to rounding.
[3] Square feet.
[4] Includes 25 states.

Lease Terms and Expirations

Our leases typically have initial lease terms of approximately 10 years and contain two or more options for the tenant to extend the lease term, most often for additional five-year periods. As of December 31, 2025, the leases in our portfolio had a WALT of 10.1 years (exclusive of mortgage loans receivable). The following table illustrates contractual lease expirations within the Company's portfolio as of December 31, 2025, assuming no exercise of contractual extension options (dollars in thousands):

Year	Number of Leases [1]	ABR		Gross Leasable Area	
		Amount	% of Total [2]	Square Feet	% of Total [2]
2026	4	$ 1,163	0.6 %	85,025	0.6 %
2027	10	3,227	1.7 %	288,535	2.2 %
2028	22	9,769	5.2 %	753,094	5.7 %
2029	41	10,274	5.5 %	849,114	6.4 %
2030	43	14,446	7.7 %	1,245,165	9.4 %
2031	60	14,023	7.5 %	1,443,220	10.9 %
2032	46	11,656	6.3 %	1,572,205	11.8 %
2033	45	10,815	5.8 %	816,573	6.1 %
2034	73	19,674	10.6 %	1,193,039	9.0 %
2035	41	12,097	6.5 %	890,740	6.7 %
2036	21	6,969	3.7 %	423,919	3.2 %
2037	25	10,178	5.5 %	669,894	5.0 %
2038	39	6,593	3.5 %	573,011	4.3 %
2039	39	9,464	5.1 %	712,511	5.4 %
2040	33	8,785	4.7 %	608,997	4.6 %
Thereafter	134	37,294	20.0 %	1,166,768	8.8 %
Total	676	$ 186,427	100.0 %	13,291,810	100.0 %

[1] Excludes one vacant property, three properties under development, and 81 investments that secure mortgage loans receivable.
[2] Certain figures in this table may not foot due to rounding.

Developments

During 2025, rent commenced on three completed property developments. As of December 31, 2025, we had three property developments under construction, with rent expected to commence at various dates throughout 2026. The following table illustrates actual and anticipated rent commencement of those developments.

Tenant Industry	Location	Lease Term (Years)	Actual or Anticipated Rent Commencement
Automotive Service	Mobile, AL	15	Commenced 1Q'25
Pet Supplies	Sumter, SC	10	Commenced 2Q'25
Automotive Service	Cedar Rapids, IA	15	Commenced 2Q'25
Automotive Service	Whitestown, IN	15	2Q'26
Automotive Service	Goldsboro, NC	15	3Q'26
Health and Fitness	Fort Worth, TX	20	4Q'26

Item 3. *Legal Proceedings*

From time to time, we may be party to various lawsuits, claims, and other legal proceedings that arise in the ordinary course of our business. We are not currently subject to any material lawsuits, claims, or other legal proceedings.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II — OTHER INFORMATION

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information for Common Stock, Holders of Record, and Distribution Policy

Our common stock is traded on the NYSE under the symbol "NTST." As of February 6, 2026, there were 97,073,872 shares of our common stock issued and outstanding, which were held by approximately 59 stockholders of record. In addition, as of February 6, 2026, there were 412,143 outstanding OP Units held by limited partners of the operating partnership (other than OP Units held by us), which are redeemable for cash or, at our election, for shares of our common stock.

We intend to pay regular quarterly dividends to our stockholders, although all future distributions will be declared and paid at the discretion of our board of directors, and their form, timing and amount, if any, will depend upon a number of factors, including our actual and projected results of operations, liquidity, cash flows and financial condition, our REIT taxable income, the annual REIT distribution requirements, applicable law, including restrictions on distributions under Maryland law, and such other factors as our board of directors deems relevant.

During the years ended December 31, 2025 and 2024, we declared and paid the following common stock dividends (in thousands, except per share data):

Year Ended December 31, 2025

Declaration Date	Dividend Per Share		Record Date	Total Amount		Payment Date
February 21, 2025	$	0.210	March 14, 2025	$	17,157	March 31, 2025
April 25, 2025		0.210	June 2, 2025		17,159	June 16, 2025
July 21, 2025		0.215	September 2, 2025		17,947	September 15, 2025
October 24, 2025		0.215	December 1, 2025		17,967	December 15, 2025
	$	0.850		$	70,230	

Year Ended December 31, 2024

Declaration Date	Dividend Per Share		Record Date	Total Amount		Payment Date
February 13, 2024	$	0.205	March 15, 2024	$	15,031	March 28, 2024
April 23, 2024		0.205	June 3, 2024		15,042	June 14, 2024
July 23, 2024		0.210	September 3, 2024		16,251	September 13, 2024
October 18, 2024		0.210	December 2, 2024		17,133	December 13, 2024
	$	0.830		$	63,457	

The holders of OP Units are entitled to an equal distribution per each OP Unit held as of each record date.

Recent Sales of Unregistered Securities

None.

Performance Graph

The following graph compares our cumulative total stockholder return based on the market price of our common stock, assuming dividends are reinvested, with the Standard & Poor's 500 Composite Stock Index ("S&P 500") and the NAREIT US Equity REIT Index for the five year period ended December 31, 2025. The graph assumes an investment of $100 on January 1, 2021.



Index	Period Ending					
	1/1/2021	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
NETSTREIT Corp.	$ 100.00	$ 121.93	$ 101.50	$ 103.62	$ 86.31	$ 113.19
S&P 500	$ 100.00	$ 128.71	$ 105.40	$ 133.10	$ 166.40	$ 196.16
NAREIT US EQUITY REIT Index	$ 100.00	$ 141.30	$ 106.05	$ 118.09	$ 123.90	$ 126.71

The information above shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, other than as provided in Item 201 of Regulation S-K, or to the liabilities of Section 18 of the Exchange Act, except to the extent we specifically request that such information be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act or the Exchange Act.

Item 6. *Reserved*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of operations should be read together with the "Business" section as well as the consolidated financial statements and related notes in Part II, Item 8 in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should read "Item 1A. Risk Factors" and the "Forward-Looking Statements" section of this Annual Report on Form 10-K for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by these forward-looking statements. Also refer to "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's previously filed Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 24, 2025, for additional discussion of our financial condition and results of operations, including a comparison of our results of operations for the year ended December 31, 2024 and the year ended December 31, 2023, which is incorporated herein by reference.

Business Overview

We are an internally managed real estate company that acquires, owns, and manages a diversified portfolio of single-tenant commercial retail properties, subject to long-term net leases with high-credit-quality tenants across the United States. We also invest in property developments and mortgage loans secured by real estate. As of December 31, 2025, we owned or had investments in 761 properties diversified by tenant, industry, and geography, comprising 129 different tenants across 28 retail sectors in 45 states. This includes three property developments where rent has not yet commenced. We focus on tenants in industries where we believe a physical location is critical to the generation of sales and profits, with a focus on necessity goods and essential services in the retail sector, including grocers, convenience stores, discount stores, home improvement, quick-service restaurants, general retail, and auto parts, all of which we refer to as defensive retail industries. As of December 31, 2025, our investments generated ABR[1] of $198.3 million. Approximately 44% of our ABR is from investment grade[2] credit rated tenants and an additional 14% of our ABR is derived from tenants with an investment grade profile[3]. Our portfolio was 99.9% occupied and, excluding mortgage loans receivable, had a weighted average remaining lease term ("WALT") of 10.1 years.

Reduced Margins on Debt

As a result of receiving an investment grade credit rating, the interest rate on our term loans and Revolver (as defined below), including our Revolver facility fee, is now determined by our credit rating and consolidated total leverage ratio. For the 2028 Term Loan, 2029 Term Loan, 2030 Term Loan A, 2030 Term Loan B, and 2031 Term Loan (each as defined below), our applicable margin was reduced by 20 basis points from 1.15% to 0.95%. For the 2032 Term Loan (as defined below), our applicable margin was reduced by 25 basis points from 1.50% to 1.25%. For the Revolver, our applicable margin was reduced by 15 basis points from 1.00% to 0.85%, and the facility fee increased by five basis points from 0.15% to 0.20%. See Note 6 – "Debt" for further discussion on our debt and interest rates.

September 2025 Debt Transactions

On September 25, 2025, we entered into a Term Loan Agreement (the "PNC Term Loan Agreement") which provides for: a $200.0 million senior unsecured term loan (the "2031 Term Loan"), all of which was funded on the closing date, and a $250.0 million senior unsecured term loan (the "2032 Term Loan"), of which $100.0 million was funded on the closing date, $50.0 million was funded on January 2, 2026, and the remaining $100.0 million is available as a delayed draw term loan commitment until September 25, 2026. The 2031 Term Loan matures on March 25, 2031 and the 2032 Term Loan matures on September 24, 2032. We have fully hedged the 2031 Term Loan at an all-in fixed interest rate of 4.39% through March 2031. We have partially hedged $200.0 million of the 2032 Term Loan at an all-in fixed interest rate of 4.67% through September 2032, with the remaining $50.0 million of the 2032 Term Loan currently unhedged. Further, we amended our existing credit agreements agented by PNC Bank, National Association (the "PNC Credit Agreement"), Wells Fargo Bank, National Association (the "Wells Fargo Credit Agreement") and Truist Bank (the "Truist Credit Agreement"), implementing certain conforming changes including, without limitation, removing the SOFR credit spread adjustments in those agreements.

July 2025 Follow-On Offering

In July 2025, we completed a registered public offering of 12,420,000 shares of our common stock at a public offering price of $17.70 per share, including the full exercise of the underwriters' option to purchase additional shares. In connection with the offering, we entered into forward sale agreements for 12,420,000 shares of our common stock. We did not initially receive any proceeds from the sale of shares of common stock by the forward purchasers.

On December 30, 2025, we physically settled 8,155,053 shares of common stock at a weighted-average price of $16.81 per share in accordance with the forward sale agreements. We received net proceeds from the settlement of $137.0 million, net of underwriting discounts and offering costs of $7.6 million. As of December 31, 2025, 4,264,947 shares remain unsettled under the July 2025 forward sale agreements. We expect to physically settle the forward sale agreements (by delivery of shares of common stock) and receive proceeds from the sale of those shares upon one or more forward settlement dates, which shall occur no later than July 28, 2026.

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[1] Annualized base rent ("ABR") is annualized base rent for all leases that commenced and annualized cash interest for all executed mortgage loans as of December 31, 2025.

[2] We define "investment grade" tenants as tenants, or tenants that are subsidiaries of a parent entity, with a credit rating of BBB- (S&P/Fitch), Baa3 (Moody's) or NAIC2 (National Association of Insurance Commissioners) or higher.

[3] We define "investment grade profile" tenants as tenants with investment grade credit metrics (more than $1.0 billion in annual sales and a debt to adjusted EBITDA ratio of less than 2.0x), but do not carry a published rating from S&P, Moody's, or NAIC.

ATM Program

During 2025, we entered into forward sale agreements with respect to an aggregate 9,068,486 shares of common stock under the existing $300.0 million at-the-market equity program established in August 2024 (the "2024 ATM Program") at a weighted-average price of $17.75 per share.

The following table details information related to activity under the 2024 ATM Program, excluding unsettled shares under forward sale agreements (in thousands, except share and per share data):

	Year Ended December 31, 2025
Shares of common stock issued [(1)]	3,185,262
Weighted-average price per share	$ 16.47
Gross proceeds	$ 52,446
Sales commissions and offering costs	$ 884
Net proceeds	$ 51,562

[(1)] Includes 2,450,246 shares of common stock that were physically settled at a weighted-average price of $16.47 per share under forward sale agreements.

As of December 31, 2025, 8,513,887 shares remain unsettled under forward sale agreements associated with our existing $300.0 million at-the-market equity program (the "2023 ATM Program") and the 2024 ATM Program. We may physically settle the forward sale agreements (by delivery of shares of common stock) and receive proceeds from the sale of those shares on one or more forward settlement dates, which shall occur no later than the stated maturity dates ranging from September 2026 to December 2026. As of December 31, 2025, the remaining availability under the 2024 ATM Program was $124.3 million.

January 2025 Debt Transactions

On January 15, 2025, we amended our existing PNC Credit Agreement, Wells Fargo Credit Agreement, and Truist Credit Agreement. The PNC Credit Agreement was amended and restated and provides for: a new $175.0 million senior unsecured term loan (the "2030 Term Loan B"); an existing $200.0 million senior unsecured term loan, which was fully funded under the existing PNC Credit Agreement (the "2028 Term Loan"); and an upsized $500.0 million senior unsecured revolving credit facility (increased from $400.0 million under the existing PNC Credit Agreement) (the "Revolver"). The 2030 Term Loan B and the upsized Revolver initially mature in January 2029 and include, at our election, a one-year option to extend the maturity to January 2030. The 2030 Term Loan B was fully funded on the closing date, and we have hedged the entire $175.0 million 2030 Term Loan B at an all-in fixed interest rate of 4.82% through January 2030. The Wells Fargo Credit Agreement was amended and restated to extend the maturity date of the existing $175.0 million senior unsecured term loan (the "2030 Term Loan A" or, prior to the extended maturity, referred to as the "2027 Term Loan") thereunder from January 2027 to January 2029 with an option, at our election, to extend the maturity to January 2030. The Truist Credit Agreement governs existing term loans thereunder (the "2029 Term Loan"). Among other changes, each of the PNC Credit Agreement, Wells Fargo Credit Agreement, and Truist Credit Agreement were also amended to remove certain financial covenants and provide for revised, improved pricing when we meet certain investment grade rating and leverage targets.

Results of Operations

Overall

We continued to grow our assets held for investment during the year ended December 31, 2025 through the acquisition of properties, property developments, and investment in mortgage loans receivable, with an underwritten weighted-average cash yield of approximately 7.5%. This growth was financed through the PNC Term Loan Agreement and receipt of proceeds of $200.0 million and $100.0 million under the 2031 Term Loan and 2032 Term Loan, respectively, the amendment of our PNC Credit Agreement and receipt of proceeds of $175.0 million under the 2030 Term Loan B, settlement of shares of common stock through our forward sale agreements in an amount of $136.8 million, the issuance of common stock under the 2024 ATM Program in an amount of $51.6 million, including settlement of forward shares, the usage of cash balances as a result of borrowings on our Revolver, the usage of restricted cash balances as a result of tax-free exchanges under Section 1031 of the Internal Revenue Code of 1986, and cash flows from operations during the year ended December 31, 2025.

Acquisitions

During 2025, we acquired 140 properties for a total purchase price of $603.0 million, inclusive of $7.0 million of capitalized acquisition costs. The acquisitions were all accounted for as asset acquisitions. These properties are located in 31 states with a WALT of approximately 13.9 years.

Development

As of December 31, 2025, we had three property developments under construction. During 2025, we invested $6.9 million in property developments, including the land acquisition of two new developments with a combined initial purchase price of $3.1 million. During 2025, we completed development on two projects and reclassified approximately $6.5 million from property under development to land, buildings and improvements, and other assets (leasing commissions) in the accompanying consolidated balance sheets. Rent commenced for both of the completed developments in the second quarter of 2025. The remaining three developments are expected to be substantially completed with rent commencing at various points throughout 2026. The purchase price, including acquisition costs, and subsequent development are included in property under development in the accompanying consolidated balance sheets as of December 31, 2025.

Dispositions

During 2025, we sold 78 properties, including one property under development, for a total sales price, net of disposal costs, of $169.1 million, recognizing a net gain of $7.7 million.

Investment in Mortgage Loans Receivable

During the year ended December 31, 2025, we invested an additional $46.0 million in fully collateralized mortgage loans receivable with stated interest rates ranging from 7.00% to 10.25%, inclusive of $8.5 million provided through seller financing transactions. In addition, during the year ended December 31, 2025, we collected $31.3 million in principal on our mortgage loans receivable. We sold three mortgage loans receivable at a discount in an effort to manage tenant exposure, recognizing non-credit related provisions for impairment of $1.4 million for the year ended December 31, 2025. See discussion of our mortgage loans receivable portfolio included in "Note 4 – Real Estate Investments" of our consolidated financial statements, included in Part II, Item 8 of this Annual Report on Form 10-K.

Year Ended December 31, 2025 Compared with the Year Ended December 31, 2024

The following table sets forth our operating results for the periods indicated (in thousands):

	Year Ended December 31,	
	2025	**2024**
Revenues		
Rental revenue (including reimbursable)	$ 182,136	$ 150,823
Interest income on loans receivable	12,625	11,561
Other revenue	245	400
Total revenues	195,006	162,784
Operating expenses		
Property	19,211	17,422
General and administrative	21,723	19,722
Depreciation and amortization	86,376	76,871
Provisions for impairment	17,268	29,969
Transaction costs	218	359
Total operating expenses	144,796	144,343
Other (expense) income		
Interest expense, net	(51,302)	(30,324)
Gain on sales of real estate, net	7,686	1,876
Loss on debt extinguishment	(46)	—
Other income (expense), net	444	(1,944)
Total other expense, net	(43,218)	(30,392)
Net income (loss) before income taxes	6,992	(11,951)
Income tax expense	(54)	(49)
Net income (loss)	$ 6,938	$ (12,000)

Revenue. Revenue for the year ended December 31, 2025 increased by $32.2 million to $195.0 million from $162.8 million for the year ended December 31, 2024, which is primarily attributed to an increase in the number of our operating leases and properties securing mortgage loans. The increase includes additional cash rental receipts of $26.6 million, an increase of $1.8 million in straight-line rental revenue, an increase of $1.1 million related to interest income on mortgage loans receivable, an increase of $2.1 million related to reimbursable property expenses, and a net decrease of $0.9 million in reserves for uncollectible amounts. This increase is partially offset by a decrease of $0.3 million related to intangible lease-related adjustments.

Total operating expenses. Total expenses increased by $0.5 million to $144.8 million for the year ended December 31, 2025 as compared to $144.3 million for the year ended December 31, 2024. The increase is primarily attributed to an increase in the number of operating properties, with the most significant increases being depreciation and amortization expense, partially offset by a decrease in provisions for impairment. Total operating expenses include the following:

- *Property expenses.* Property expenses increased $1.8 million to $19.2 million for the year ended December 31, 2025 from $17.4 million for the year ended December 31, 2024. The increase is primarily attributed to an increase in the number of operating properties, including combined net increases of reimbursable property expenses of $1.5 million, substantially all of which were related to reimbursable property taxes, and combined net increases of non-reimbursable property expenses of $0.3 million, most of which were related to property insurance.

- *General and administrative expenses.* General and administrative expenses increased $2.0 million to $21.7 million for the year ended December 31, 2025 from $19.7 million for the year ended December 31, 2024. The increase is primarily related to an increase of $1.9 million of bonus expense, an increase of $0.8 million of stock-based compensation, an increase of $0.5 million of payroll expense, and a net increase of $0.4 million of other general and administrative expenses. The increase is partially offset by a decrease in employee severance of $1.4 million, including cash severance of $0.9 million and the expense associated with the accelerated vesting of stock-based compensation of $0.5 million, and a decrease of $0.2 million of legal expenses. While our general and administrative expenses will continue to rise in some measure as our portfolio grows, we expect that such expenses as a percentage of our portfolio ABR and total assets will decrease over time due to efficiencies and economies of scale.

- *Depreciation and amortization.* Depreciation and amortization expense increased by $9.5 million to $86.4 million for the year ended December 31, 2025 from $76.9 million for the year ended December 31, 2024. The increase in depreciation and amortization is proportionate to the increase in the size of the portfolio over the comparable period with associated increases primarily in building depreciation expense of $5.7 million, building improvements depreciation expense of $2.3 million, and in-place lease amortization expense of $1.5 million.

- *Provisions for impairment.* For the year ended December 31, 2025, we recorded provisions for impairment of $17.3 million on 36 properties and three mortgage loans receivable, the majority of which were either previously classified as held-for-sale, newly classified as held-for-sale, or disposed of during the year ended December 31, 2025. Of those properties impaired, five were held for investment as of December 31, 2025. For the year ended December 31, 2024, we recorded provisions for impairment of $30.0 million on 63 properties, the majority of which were either previously classified as held-for-sale, newly classified as held-for-sale, or disposed of during the year ended December 31, 2024. Of those properties impaired, 15 were held for investment as of December 31, 2024. Property disposals relate to management's continuous assessment of our portfolio in an effort to improve returns and manage risk exposure.

Interest expense. Interest expense increased by $21.0 million to $51.3 million for the year ended December 31, 2025 from $30.3 million for the year ended December 31, 2024. The increase is primarily attributable to an increase of $13.9 million of interest related to our term loans, of which $8.7 million, $2.5 million, and $1.3 million is related to our new 2030 Term Loan B, our new 2031 Term Loan, and our new 2032 Term Loan, respectively, $0.8 million is related to our 2030 Term Loan A due to an increase in our fixed hedged interest rate effective December 2024, and $0.7 million is related to our 2029 Term Loan due to additional interest on the $100.0 million draw in March 2024. Additional increases are related to an increase of $6.6 million in amortization of deferred losses on interest rate swaps, an increase of $0.9 million in amortization of loan fees associated with the January 2025 and September 2025 debt transactions, and an increase of $0.6 million related to less capitalized interest on our property developments, partially offset by a decrease of $1.3 million of interest incurred under our Revolver, primarily due to a decrease in average borrowings outstanding.

Gain on sales of real estate, net. Net gain on sales of real estate increased by $5.8 million to $7.7 million for the year ended December 31, 2025 from $1.9 million for the year ended December 31, 2024. For the year ended December 31, 2025, 78 properties were sold, including one property under development, for a sales price, net of disposal costs, of $169.1 million. For the year ended December 31, 2024, 56 properties were sold for a sales price, net of disposal costs, of $110.9 million.

Other income (expense), net. Other income (expense), net increased by $2.3 million to $0.4 million of other income, net for the year ended December 31, 2025 from $1.9 million of other expense, net for the year ended December 31, 2024. The net increase to income is primarily related to events that occurred during the year ended December 31, 2024, including a transfer fraud loss of $2.8 million, net of insurance recoveries, and $0.9 million of losses associated with property damages, partially offset by $0.5 million of proceeds received from the settlement of a lease escrow agreement. The net increase is further offset by an decrease in property insurance proceeds of $0.4 million and an increase in third-party debt issuance costs of $0.4 million and $0.1 million that were expensed as a result of the January 2025 and September 2025 debt transactions, respectively.

Net income (loss). Net income (loss) increased by $18.9 million to net income of $6.9 million for the year ended December 31, 2025 from net loss of $12.0 million for the year ended December 31, 2024. Net income increased primarily due to increases in additional rental revenues, primarily due to the growth in the size of our real estate investment portfolio, in addition to increased interest income associated with our mortgage loans receivable, an increase in the net gain on the sales of real estate, a decrease in provisions for impairment, a decrease of employee severance, and the occurrence of a transfer fraud loss in the prior year. The increase in net income is partially offset by increases in interest expense, depreciation and amortization expense, and bonus expense.

Liquidity and Capital Resources

Our primary capital requirements include funding property acquisitions and developments, investing in mortgage loans receivable, making required debt interest payments, and covering working capital needs, operating expenses, and capital expenditures. Our capital resources primarily consist of cash from operations, sales of equity securities, and available borrowing facilities. As of December 31, 2025, we had total outstanding debt of $1.1 billion, including $200.0 million outstanding principal amount under the 2028 Term Loan, $250.0 million outstanding principal amount under the 2029 Term Loan, $175.0 million outstanding principal amount under the 2030 Term Loan A, $175.0 million outstanding principal amount under the 2030 Term Loan B, $200.0 million outstanding principal amount under the 2031 Term Loan, and $100.0 million outstanding principal amount under the 2032 Term Loan. Additionally, as of December 31, 2025, we had $121.5 million and $0.0 million of unsettled forward equity under our 2024 ATM Program and prior at-the-market equity program, respectively. As of December 31, 2025, $124.3 million of shares of our common stock were available for future issuances under the 2024 ATM Program. Lastly, we had $149.9 million and $71.7 million of unsettled forward equity under the January 2024 and July 2025 follow-on offering forward sale agreements, respectively, as of December 31, 2025.

On January 15, 2025, we amended our PNC Credit Agreement to provide for: a new $175.0 million 2030 Term Loan B and an upsized $500.0 million Revolver. The 2030 Term Loan B and the upsized Revolver initially mature in January 2029 and include, at our election, a one-year option to extend the maturity to January 2030. The 2030 Term Loan B was fully funded on the closing date and we have hedged the entire $175.0 million 2030 Term Loan B at an all-in fixed interest rate of 4.82% through January 2030. The Wells Fargo Credit Agreement was amended and restated to extend the maturity date of the existing $175.0 million 2030 Term Loan A from January 2027 to January 2029 with an option, at our election, to extend the maturity to January 2030.

On September 25, 2025, we entered into the PNC Term Loan Agreement to provide for a new $200.0 million 2031 Term Loan, which was fully funded on the closing date, and a $250.0 million 2032 Term Loan, of which $100.0 million was funded on the closing date and the remaining $150.0 million is available until September 25, 2026. The 2031 Term Loan matures on March 25, 2031 and the 2032 Term Loan matures on September 24, 2032. We have hedged the entire $200.0 million 2031 Term Loan at an all-in fixed interest rate of 4.39% through March 2031. We have partially hedged $200.0 million of the 2032 Term Loan at an all-in fixed interest rate of 4.67% through September 2032, with the remaining $50.0 million of the 2032 Term Loan currently unhedged.

We believe the availability of proceeds from our debt, proceeds from the settlement of unsettled outstanding forward sale agreements, future issuances of shares of our common stock under our 2024 ATM Program or subsequent at-the-market sale programs, as well as our cash flows from operations and available borrowing capacity under the Revolver, will be adequate to support our ongoing operations and to fund our debt service requirements, capital expenditures, and working capital requirements for at least the next 12 months. We anticipate funding our long-term capital needs through cash provided from operations, borrowings under our 2032 Term Loan, borrowings under our Revolver, and issuances of common stock.

Contractual Obligations and Commitments

As of December 31, 2025, our contractual debt obligations primarily include the maturity of our 2028 Term Loan with the scheduled principal payment due on February 11, 2028, the maturity of our 2029 Term Loan with the scheduled principal payment due on July 3, 2026, the maturities of our 2030 Term Loan A and 2030 Term Loan B with the scheduled principal payments due on January 15, 2029, the maturity of our 2031 Term Loan with the scheduled principal payment due on March 25, 2031, and the maturity of our 2032 Term Loan with the scheduled principal payment due on September 24, 2032. During the year ended December 31, 2025, we borrowed $349.0 million at a weighted average interest rate of 5.45% and also repaid $588.0 million on our Revolver.

The following table provides information with respect to our commitments as of December 31, 2025 (in thousands):

	Payment Due by Period				
	Total	2026	2027 - 2028	2029 - 2030	Thereafter
Contractual Obligations					
2028 Term Loan – Principal	$ 200,000	$ —	$ 200,000	$ —	$ —
2028 Term Loan – Variable interest [1]	15,142	7,160	7,982	—	—
2029 Term Loan – Principal	250,000	250,000	—	—	—
2029 Term Loan – Variable interest [1]	5,905	5,905	—	—	—
2030 Term Loan A – Principal	175,000	—	—	175,000	—
2030 Term Loan A – Variable interest [1]	17,809	5,856	11,712	241	—
2030 Term Loan B – Principal	175,000	—	—	175,000	—
2030 Term Loan B – Variable interest [1]	25,673	8,442	16,884	347	—
2031 Term Loan – Principal	200,000	—	—	—	200,000
2031 Term Loan – Variable interest [1]	45,892	8,775	17,549	17,549	2,019
2032 Term Loan – Principal	100,000	—	—	—	100,000
2032 Term Loan – Variable interest [1]	31,611	4,695	9,391	9,391	8,134
Ticking Fee [2]	220	220	—	—	—
Facility Fee [3]	3,041	1,000	2,000	41	—
Mortgage Note – Principal	8,042	178	7,864	—	—
Mortgage Note – Interest	681	359	322	—	—
Property development under contract	15,765	15,765		—	—
Additional principal under mortgage loans receivable	8,353	7,978	375	—	—
Tenant improvement allowances	8,064	3,975	4,089	—	—
Corporate office lease obligations	4,635	653	1,359	1,434	1,189
Total	$ 1,290,833	$ 320,961	$ 279,527	$ 379,003	$ 311,342

[1] We have various interest rate derivative contracts to fix the variable base interest rate (SOFR) on our term loans. Accordingly, the projected interest rate obligations for the variable rate term loans are based on the weighted-average hedged fixed rates, plus the applicable margins. See "Note 6 – Debt" and "Note 7 – Derivative Financial Instruments" for further discussion on our debt and interest rate hedges.

[2] We are subject to a ticking fee of 0.20% on the undrawn amount under our 2032 Term Loan.

[3] We are subject to a facility fee of 0.20% on our Revolver.

In August 2021, we entered into a lease agreement related to our corporate office space, which is classified as an operating lease. We began operating out of the office in February 2022. The lease has a remaining noncancellable term of 6.6 years that expires on July 31, 2032 and is renewable at our option for two additional periods of five years. Future minimum base rental payments under the lease are outlined in "Note 3 – Leases" of our consolidated financial statements, included in Part II, Item 8 of this Annual Report on Form 10-K. Annual rent expense, excluding operating expenses, is approximately $0.5 million during the initial term.

Additionally, in the normal course of business, we enter into various types of commitments to purchase real estate properties, fund development projects, or extend funds under mortgage loans receivable. These commitments are generally subject to our customary due diligence process and, accordingly, a number of specific conditions must be met before we are obligated to purchase or extend funding. As of December 31, 2025, we had commitments to fund property developments, extend funds under mortgage loans receivable, and commitments to fund tenant improvement allowances totaling $15.8 million, $8.4 million, and $8.1 million, respectively. Commitments to fund property developments are expected to occur over the next 12 months, while commitments to fund mortgage loans receivable and tenant improvement allowances are expected to occur over the next two years.

Debt

See discussion of our debt and interest rate hedges included in "Note 6 – Debt" and "Note 7 – Derivative Financial Instruments" of our consolidated financial statements, included in Part II, Item 8 of this Annual Report on Form 10-K.

Historical Cash Flow Information

Year Ended December 31, 2025 Compared with the Year Ended December 31, 2024

	Year Ended December 31,	
(In thousands)	**2025**	**2024**
Net cash provided by (used in):		
Operating activities	$ 109,510	$ 90,164
Investing activities	(448,842)	(432,875)
Financing activities	339,479	327,102

Cash Flows Provided By Operating Activities. Net cash provided by operating activities increased by $19.3 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was largely attributed to the increase in the size of our real estate investment portfolio with an increase in rental receipts of $26.6 million, additional interest received under our mortgage loans receivable, and changes in working capital accounts, partially offset by an increase in cash paid for interest of $13.7 million, and an increase in operating expenses paid associated with our larger portfolio.

Cash Flows Used In Investing Activities. Net cash used in investing activities increased by $16.0 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was primarily due to an increase of $119.0 million in acquisitions of real estate, an increase in cash invested in mortgage loans receivable of $7.9 million, and an increase of $6.2 million in earnest money deposits, partially offset by an increase of $69.8 million of proceeds received from the sale of real estate, an increase of $10.5 million of proceeds received from the sale of mortgage loans receivable, an increase of $6.4 million in principal collections on mortgage loans receivable, and a decrease of $30.9 million in real estate development and improvements.

Cash Flows Provided By Financing Activities. Net cash provided by financing activities increased by $12.4 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was primarily attributed to an increase in net term loan proceeds of $375.0 million related to our 2030 Term Loan B, 2031 Term Loan, and 2032 Term Loan, an increase in proceeds received from issuances of common stock of $52.9 million, which includes $99.0 million more proceeds received from our follow-on offerings and $46.1 million less proceeds received in connection with our ATM Programs (as defined in "Note 10 - Shareholders' Equity"), a decrease in the repurchase of common stock for tax withholding obligations of $0.7 million, a decrease in payments of restricted stock dividends of $0.3 million, and a decrease in deferred offering costs $0.3 million. This increase is partially offset by an increase in payments of common stock dividends of $6.8 million, an increase in net repayments of $398.0 million under our Revolver, and an increase in deferred financing costs of $12.0 million.

Income Taxes

We have elected to be treated and qualify as a REIT for U.S. federal income tax purposes. To qualify as a REIT, we must meet certain organizational, income, asset, and distribution tests. Accordingly, we will generally not be subject to corporate U.S. federal or state income tax to the extent that we make qualifying distributions of all of our taxable income to our stockholders and provided we satisfy on a continuing basis, through actual investment and operating results, the REIT requirements, including certain asset, income, distribution, and share ownership tests. We expect the distributions made during the year ended December 31, 2025 are sufficient to receive a full dividends paid deduction.

We maintain a taxable REIT subsidiary ("TRS") which may be subject to U.S. federal, state, and local income taxes on its taxable income. In general, our TRS may perform services for our tenants, hold assets that we cannot hold directly, and may engage in any real estate or non-real estate-related business.

We recognize franchise and other state and local tax expenses in general and administrative expenses and federal income tax in income tax (expense) benefit in the accompanying consolidated statements of operations and comprehensive loss.

Recent Accounting Pronouncements

A discussion of recent accounting pronouncements and their possible effects on our consolidated financial statements is included in "Note 2 – Summary of Significant Accounting Policies" of our consolidated financial statements, included in Part II, "Item 8 – Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Critical Accounting Policies and Estimates

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. This summary should be read in conjunction with the more complete discussion of our accounting policies and procedures included in "Note 2 – Summary of Significant Accounting Policies" of our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Purchase Price Allocation of Acquired Properties

We evaluate each acquisition transaction to determine whether the acquired asset meets the definition of a business and should therefore be accounted for as a business combination, or if the transaction should be accounted for as an asset acquisition. Under Accounting Standards Update ("ASU") 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business" ("ASU 2017-01"), an acquisition does not qualify as a business when substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets or the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay.

Transaction costs related to acquisitions that qualify as asset acquisitions are capitalized as part of the cost basis of the acquired assets, while transaction costs for acquisitions that are deemed to be acquisitions of a business are expensed as incurred.

We allocate the purchase price of acquired properties accounted for as asset acquisitions to tangible and identifiable intangible assets or liabilities based on their relative fair values. Tangible assets may include land, buildings, site improvements, and tenant improvements. Intangible assets include the value of in-place leases and above-market leases, and intangible liabilities include below-market leases.

The fair value of the tangible assets of an acquired property with an in-place operating lease is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to the tangible assets based on the fair value of the tangible assets. The fair value of in-place leases is determined by considering estimates of carrying costs during the expected lease-up periods, current market conditions, as well as costs to execute similar leases based on the specific characteristics of each tenant's lease. We estimate the cost to execute leases with terms similar to the remaining lease terms of the in-place leases, including leasing commissions, legal and other related expenses. The fair value of above-market or below-market leases is recorded based on the net present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between the contractual amount to be paid pursuant to the in-place lease and our estimate of the fair market lease rate for the corresponding in-place lease, measured over the remaining non-cancelable term of the lease including any below-market fixed rate renewal options for below-market leases. In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including real estate valuations prepared by an independent valuation firm. We also consider information and other factors including market conditions, the industry that the tenant operates in, characteristics of the real estate; e.g., location, size, demographics, value, and comparative rental rates; tenant credit profile and the importance of the location of the real estate to the operations of the tenant's business. Additionally, we consider information obtained about each property as a result of its pre-acquisition due diligence, marketing, and leasing activities in estimating the fair value of the tangible and intangible assets and liabilities acquired.

Impairment of Long-Lived Assets

Fair value measurement of an asset group occurs when events or changes in circumstances related to an asset indicate that the carrying amount of the asset group is no longer recoverable. Examples of events or changes in circumstances may include, but are not limited to, significant changes in real estate market conditions, estimated residual values, our ability or expectation to re-lease properties that are vacant or become vacant, or a reduction in the expected holding period of a property. If indicators are present, we will prepare a projection of the undiscounted future cash flows of the property, excluding interest charges, and determine if the carrying amount of the asset group is recoverable. When a carrying amount is not recoverable, an impairment loss is recognized to the extent that the carrying amount of the asset group exceeds its fair market value. We estimate fair value using data such as operating income, estimated capitalization rates or multiples, leasing prospects, local market information, and with regard to assets held for sale, based on the estimated or negotiated selling price, less estimated costs of disposal.

Non-GAAP Financial Measures

Our reported results are presented in accordance with GAAP. We also disclose the following non-GAAP financial measures: Funds From Operations ("FFO"), Core FFO, Adjusted FFO ("AFFO"), earnings before interest expense, income tax expense, and depreciation and amortization ("EBITDA"), EBITDA further adjusted to exclude gains (or losses) from the sales of depreciable property and real estate impairment losses ("EBITDA*re*"), Adjusted EBITDA*re*, Annualized Adjusted EBITDA*re*, Net Debt, Adjusted Net Debt, property-level net operating income ("Property-Level NOI"), property-level cash net operating income ("Property-Level Cash NOI"), and property-level cash net operating income estimated run rate ("Property-Level Cash NOI Estimated Run Rate"), all of which are detailed below. We believe these non-GAAP financial measures are industry measures used by analysts and investors to compare the operating performance of REITs.

FFO, Core FFO, and AFFO

The National Association of Real Estate Investment Trusts ("NAREIT"), an industry trade group, has promulgated a widely accepted non-GAAP financial measure of operating performance known as FFO. Our FFO is net income in accordance with GAAP, excluding gains (or losses) resulting from dispositions of properties, plus depreciation and amortization and impairment charges on depreciable real property.

Core FFO is a non-GAAP financial measure defined as FFO adjusted to remove the effect of unusual and non-recurring items that are not expected to impact our operating performance or operations on an ongoing basis. These include non-recurring executive transition costs, severance and related charges, other non-recurring losses (gains), and debt related transaction costs.

AFFO is a non-GAAP financial measure defined as Core FFO adjusted for GAAP net income related to non-cash revenues and expenses, such as straight-line rent, amortization of above- and below-market lease-related intangibles, amortization of lease incentives, capitalized interest expense and earned development interest, non-cash interest expense, non-cash compensation expense, amortization of deferred financing costs, amortization of above/below-market assumed debt, and amortization of loan origination costs.

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. In fact, real estate values historically have risen or fallen with market conditions. FFO is intended to be a standard supplemental measure of operating performance that excludes historical cost depreciation and valuation adjustments from net income. We consider FFO to be useful in evaluating potential property acquisitions and measuring operating performance.

We further consider FFO, Core FFO, and AFFO to be useful in determining funds available for payment of distributions. FFO, Core FFO, and AFFO do not represent net income or cash flows from operations as defined by GAAP. You should not consider FFO, Core FFO, and AFFO to be alternatives to net income as a reliable measure of our operating performance nor should you consider FFO, Core FFO, and AFFO to be alternatives to cash flows from operating, investing, or financing activities (as defined by GAAP) as measures of liquidity.

FFO, Core FFO, and AFFO do not measure whether cash flow is sufficient to fund our cash needs, including debt service obligations, capital improvements, and distributions to stockholders. FFO, Core FFO, and AFFO do not represent cash flows from operating, investing, or financing activities as defined by GAAP. Further, FFO, Core FFO, and AFFO as disclosed by other REITs might not be comparable to our calculations of FFO, Core FFO, and AFFO.

The following table sets forth a reconciliation of FFO, Core FFO, and AFFO for the periods presented to net income (loss) before allocation to noncontrolling interests, as computed in accordance with GAAP (in thousands):

		Year Ended December 31,	
	2025		**2024**
Net income (loss)	$ 6,938	$	(12,000)
Depreciation and amortization of real estate	86,081		76,560
Provisions for impairment	15,909		29,969
Gain on sales of real estate, net	(7,686)		(1,876)
FFO	101,242		92,653
Adjustments:			
Non-recurring executive transition costs, severance, and related charges	124		1,643
Loss on debt extinguishment and other related costs	495		—
Other non-recurring loss, net	1,314		2,934
Core FFO	103,175		97,230
Adjustments:			
Straight-line rent adjustments	(4,793)		(2,949)
Amortization of deferred financing costs	3,136		2,230
Amortization of above/below-market assumed debt	114		114
Amortization of loan origination costs and discounts	(342)		(365)
Amortization of lease-related intangibles	(157)		(458)
Earned development interest	184		1,072
Capitalized interest expense	(154)		(806)
Non-cash interest expense (income)	2,859		(3,789)
Non-cash compensation expense	5,898		5,126
AFFO	$ 109,920	$	97,405

EBITDA, EBITDAre, Adjusted EBITDAre, and Annualized Adjusted EBITDAre

We compute EBITDA as earnings before interest expense, income tax expense, and depreciation and amortization. In 2017, NAREIT issued a white paper recommending that companies that report EBITDA also report EBITDAre. We compute EBITDAre in accordance with the definition adopted by NAREIT. NAREIT defines EBITDAre as EBITDA (as defined above) excluding gains (or losses) from the sales of depreciable property and impairment charges on depreciable real property.

Adjusted EBITDAre is a non-GAAP financial measure defined as EBITDAre further adjusted to exclude straight-line rent, non-cash compensation expense, non-recurring executive transition costs, severance and related charges, debt related transaction costs, transaction costs, other non-recurring loss (gain), net, other non-recurring expenses (income) including lease termination fees, as well as adjustments for construction in process and for intraquarter activities. Annualized Adjusted EBITDAre is Adjusted EBITDAre multiplied by four.

We present EBITDA, EBITDAre, Adjusted EBITDAre, and Annualized Adjusted EBITDAre as they are measures commonly used in our industry. We believe that these measures are useful to investors and analysts because they provide supplemental information concerning our operating performance, exclusive of certain non-cash items and other costs. We use EBITDA, EBITDAre, Adjusted EBITDAre, and Annualized Adjusted EBITDAre as measures of our operating performance and not as measures of liquidity.

EBITDA, EBITDAre, Adjusted EBITDAre, and Annualized Adjusted EBITDAre do not include all items of revenue and expense included in net income, they do not represent cash generated from operating activities and they are not necessarily indicative of cash available to fund cash requirements; accordingly, they should not be considered alternatives to net income as a performance measure or cash flows from operations as a liquidity measure and should be considered in addition to, and not in lieu of, GAAP financial measures. Additionally, our computation of EBITDA, EBITDAre, Adjusted EBITDAre, and Annualized Adjusted EBITDAre may differ from the methodology for calculating these metrics used by other equity REITs and, therefore, may not be comparable to similarly titled measures reported by other equity REITs.

The following table sets forth a reconciliation of EBITDA and EBITDA*re* for the periods presented to net income (loss) before allocation to noncontrolling interests, as computed in accordance with GAAP (in thousands):

	Year Ended December 31,	
	2025	2024
Net income (loss)	$ 6,938	$ (12,000)
Depreciation and amortization of real estate	86,081	76,560
Amortization of lease-related intangibles	(157)	(458)
Non-real estate depreciation and amortization	295	311
Interest expense, net	51,302	30,324
Income tax expense	54	49
Amortization of loan origination costs and discounts	(342)	(365)
EBITDA	144,171	94,421
Adjustments:		
Provisions for impairment	15,909	29,969
Gain on sales of real estate, net	(7,686)	(1,876)
EBITDA*re*	$ 152,394	$ 122,514

The following table sets forth a reconciliation of EBITDA, EBITDA*re*, Adjusted EBITDA*re,* and Annualized Adjusted EBITDA*re* for the period presented to net income before allocation to noncontrolling interests, as computed in accordance with GAAP (in thousands):

	Three Months Ended December 31, 2025
Net income	$ 1,328
Depreciation and amortization of real estate	22,484
Amortization of lease-related intangibles	(46)
Non-real estate depreciation and amortization	75
Interest expense, net	14,568
Income tax expense	13
Amortization of loan origination costs and discounts	(145)
EBITDA	38,277
Adjustments:	
Provisions for impairment	3,737
Gain on sales of real estate, net	(955)
EBITDA*re*	41,059
Adjustments:	
Straight-line rent adjustments	(1,530)
Non-recurring executive transition costs, severance, and related charges	44
Other non-recurring expenses, net	320
Transaction costs	79
Non-cash compensation expense	1,505
Adjustment for construction in process [1]	103
Adjustment for intraquarter investment activities [2]	2,911
Adjusted EBITDA*re*	44,491
Annualized Adjusted EBITDA*re* [3]	$ 177,964
Net Debt / Annualized Adjusted EBITDA*re*	6.1x
Adjusted Net Debt / Annualized Adjusted EBITDA*re*	4.0x
Pro Forma Adjusted Net Debt / Annualized Adjusted EBITDA*re*	3.8x

[1] Adjustment reflects the estimated cash yield on developments in process as of December 31, 2025.

[2] Adjustment assumes all re-leasing activity, investments in and dispositions of real estate, including developments completed during the three months ended December 31, 2025 had occurred on October 1, 2025.

[3] We calculate Annualized Adjusted EBITDA*re* by multiplying Adjusted EBITDA*re* by four.

Net Debt, Adjusted Net Debt, and Pro Forma Adjusted Net Debt

We calculate Net Debt as the principal amount of our total debt outstanding excluding deferred financing costs, net discounts, and debt issuance costs, less cash, cash equivalents, and restricted cash available for future investment.

We then adjust Net Debt by the net value of unsettled forward equity as of period end to derive Adjusted Net Debt. Further, we adjust Adjusted Net Debt by the value of any unsettled forward equity and at-the-market sales occurring subsequent to the period to derive Pro Forma Adjusted Net Debt.

We believe excluding cash, cash equivalents, and restricted cash available for future investment from the principal amount of our total debt outstanding, together with the exclusion of the net value of unsettled forward equity as of period end and the net value of unsettled forward equity and at-the-market sales subsequent to the period, all of which could be used to repay debt, provides a useful estimate of the net contractual amount of borrowed capital to be repaid. We believe these adjustments are additional beneficial disclosures to investors and analysts.

The following table reconciles the principal amount of total debt to Net Debt and Adjusted Net Debt (in thousands):

	As of December 31, 2025
Principal amount of total debt	$ 1,108,042
Less: Cash, cash equivalents, and restricted cash	(14,467)
Net Debt	1,093,575
Less: Net value of unsettled forward equity [1]	(373,095)
Adjusted Net Debt	720,480
Less: Subsequent ATM sales [2]	(46,382)
Pro Forma Adjusted Net Debt	$ 674,098

[1] There were 21,618,834 unsettled shares under forward sale agreements as of December 31, 2025 at the available weighted-average net settlement price of $17.26.

[2] There were 2,589,402 unsettled shares under new forward equity contracts executed subsequent to the period at the available weighted-average net settlement price of $17.91.

Property-Level NOI, Property-Level Cash NOI, and Property-Level Cash NOI - Estimated Run Rate

Property-Level NOI, Property-Level Cash NOI, and Property-Level Cash NOI - Estimated Run Rate are non-GAAP financial measures which we use to assess our operating results. We compute Property-Level NOI as net income (computed in accordance with GAAP), excluding general and administrative expenses, interest expense, net, income tax expense, amortization of loan origination costs and discounts, transaction costs, depreciation and amortization, gains (or losses) on sales of depreciable property, real estate impairment losses, interest income on mortgage loans receivable, debt related transaction costs, and other expense (income), net, including lease termination fees. We further adjust Property-Level NOI for non-cash revenue components of straight-line rent and amortization of lease-intangibles to derive Property-Level Cash NOI. We further adjust Property-Level Cash NOI for intraquarter acquisitions, dispositions, and completed development to derive Property-Level Cash NOI - Estimated Run Rate. We believe Property-Level NOI, Property-Level Cash NOI, and Property-Level Cash NOI - Estimated Run Rate provide useful and relevant information because they reflect only those income and expense items that are incurred at the property level and present such items on an unlevered basis.

Property-Level NOI, Property-Level Cash NOI, and Property-Level Cash NOI - Estimated Run Rate are not measurements of financial performance under GAAP and may not be comparable to similarly titled measures of other companies. You should not consider our measures as alternatives to net income or cash flows from operating activities determined in accordance with GAAP.

The following table sets forth a reconciliation of Property-Level NOI, Property-Level Cash NOI, and Property-Level Cash NOI - Estimated Run Rate for the period presented (in thousands):

	Three Months Ended December 31, 2025
Net income	$ 1,328
General and administrative	5,951
Depreciation and amortization	22,558
Provisions for impairment	3,737
Transaction costs	79
Interest expense, net	14,568
Gain on sales of real estate, net	(956)
Income tax expense	13
Amortization of loan origination costs and discounts	(145)
Interest income on mortgage loans receivable	(3,140)
Other income, net	(295)
Property-Level NOI	43,698
Straight-line rent adjustments	(1,530)
Amortization of lease-related intangibles	(46)
Property-Level Cash NOI	$ 42,122
Adjustment for intraquarter acquisitions, dispositions, and completed development [1]	2,879
Property-Level Cash NOI Estimated Run Rate	$ 45,001

[1] Adjustment assumes all re-leasing activity, investments in and dispositions of real estate, including developments completed during the three months ended December 31, 2025, had occurred on October 1, 2025.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our future income, cash flows, and fair value relevant to our financial instruments depend upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Based upon the nature of our operations, the principal market risk to which we are exposed is the risk related to interest rate fluctuations. As of December 31, 2025, we had total indebtedness of $200.0 million under the 2028 Term Loan, $250.0 million under the 2029 Term Loan, $175.0 million under the 2030 Term Loan A, $175.0 million under the 2030 Term Loan B, $200.0 million under the 2031 Term Loan, and $100.0 million under the 2032 Term Loan, all of which are floating rate debt with a variable interest rate. For the years ended December 31, 2025 and 2024, we had average daily outstanding borrowings on our Revolver of $89.5 million and $100.2 million, respectively.

We have entered into interest rate derivative contracts in order to hedge our market risk associated with our term loans. The 2028 Term Loan, 2029 Term Loan, 2030 Term Loan B, 2031 Term Loan, and 2032 Term Loan have interest rate hedges that coincide with the extended maturity dates of the loans. The 2030 Term Loan A interest rate hedges mature on January 23, 2027. The interest rate derivative contracts convert the variable rate debt on our term loans to a fixed interest rate (as further described in "Note 7 – Derivative Financial Instruments" in our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K).

Additionally, we will occasionally fund acquisitions through the use of our Revolver which, as of December 31, 2025, bore an interest rate determined by either (i) SOFR, plus a margin ranging from 0.725% to 1.40%, based on the Company's current credit rating and consolidated total leverage ratio, or (ii) a Base Rate, plus a margin ranging from 0.00% to 0.40%, based on the Company's current credit rating and consolidated total leverage ratio. Many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control contribute to our interest rate risk. Based on the results of our sensitivity analysis and daily outstanding borrowings on the Revolver during the year ended December 31, 2025, which assumes a 1% adverse change in the interest rate as of December 31, 2025, the estimated market risk exposure was approximately $0.9 million.

Item 8. *Financial Statements and Supplementary Data*

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
NETSTREIT Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of NETSTREIT Corp. and subsidiaries (the Company) as of December 31, 2025 and December 31, 2024, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedules III and IV (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 10, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of indicators for potential impairment of long-lived asset groups

As discussed in Note 2 to the consolidated financial statements, the Company evaluates its long-lived asset groups for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group is no longer recoverable. As of December 31, 2025 the Company has $2,179.8 million of real estate held for investment, net. The evaluation of the indicators of potential impairment relies upon certain management assumptions, including the anticipated holding period for a real estate investment property.

We identified the evaluation of indicators for potential impairment of long-lived asset groups as a critical audit matter. Subjective and challenging auditor judgment was required to evaluate the reasonableness of the Company's intent and ability to hold long-lived asset groups for particular periods of time. A shortening of the anticipated holding period could indicate a potential impairment.

The following are primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal control related the Company's long-lived asset impairment process, including a control related to the identification of indicators of potential impairment. We inquired of and obtained representations from Company officials and inspected documents, such as meeting minutes of the investment committee and the board of trustees and its sub-committees, to evaluate the Company's intent and ability to hold long-lived asset groups for particular periods of time. We read external communications with investors to identify information regarding potential sales of the Company's long-lived asset groups.

Evaluation of the fair value of land and building in certain real estate asset acquisitions

As discussed in Notes 2 and 4 to the consolidated financial statements, the Company acquired real estate properties in asset acquisitions during 2025 for a total purchase price of $603.0 million, of which $246.0 million and $281.4 million were allocated to land and buildings, respectively. The purchase price of an asset acquisition is allocated to tangible and identifiable intangible assets or liabilities based on their relative fair values. In estimating fair values of land and building, the Company utilizes a number of sources, including real estate valuations prepared by an independent valuation firm.

We identified the evaluation of the fair value of land and building in certain real estate asset acquisitions as a critical audit matter. Subjective auditor judgment was required to evaluate the assumptions used in the Company's estimates of fair value of land and building, including comparable land sales and estimated replacement cost of the building for certain real estate asset acquisitions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's asset acquisition valuation process, including controls related to the assumptions noted above. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the relevance of the comparable land sales and replacement cost of the building used by the Company to estimate fair values, by comparing them to our independently developed ranges of comparable land sales and estimated replacement cost of the building for a selection of real estate asset acquisitions.

/s/ KPMG LLP

We have served as the Company's auditor since 2019.

Chicago, Illinois
February 10, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
NETSTREIT Corp.:

Opinion on Internal Control Over Financial Reporting

We have audited NETSTREIT Corp. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and December 31, 2024, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedules III and IV (collectively, the consolidated financial statements), and our report dated February 10, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chicago, Illinois
February 10, 2026

NETSTREIT CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

		December 31,		
		2025		2024
Assets				
Real estate, at cost:				
Land	$	772,417	$	571,272
Buildings and improvements		1,590,714		1,400,393
Total real estate, at cost		2,363,131		1,971,665
Less accumulated depreciation		(188,858)		(143,422)
Property under development		5,500		6,118
Real estate held for investment, net		2,179,773		1,834,361
Assets held for sale		40,976		48,637
Mortgage loans receivable, net		142,464		139,409
Cash, cash equivalents, and restricted cash		14,467		14,320
Lease intangible assets, net		173,440		164,392
Other assets, net		63,076		58,227
Total assets	$	2,614,196	$	2,259,346
Liabilities and equity				
Liabilities:				
Term loans, net	$	1,093,331	$	622,608
Revolving credit facility		—		239,000
Mortgage note payable, net		7,814		7,853
Lease intangible liabilities, net		16,910		20,177
Liabilities related to assets held for sale		1,016		1,912
Accounts payable, accrued expenses, and other liabilities		42,559		29,664
Total liabilities		1,161,630		921,214
Commitments and contingencies (Note 13)				
Equity:				
Stockholders' equity				
Common stock, $0.01 par value, 400,000,000 shares authorized; 93,070,533 and 81,602,232 shares issued and outstanding as of December 31, 2025 and 2024, respectively		931		816
Additional paid-in capital		1,701,572		1,507,995
Distributions in excess of retained earnings		(251,926)		(188,046)
Accumulated other comprehensive (loss) income		(4,565)		10,206
Total stockholders' equity		1,446,012		1,330,971
Noncontrolling interests		6,554		7,161
Total equity		1,452,566		1,338,132
Total liabilities and equity	$	2,614,196	$	2,259,346

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share data)

		Year Ended December 31,	
	2025	2024	2023
Revenues			
Rental revenue (including reimbursable)	$ 182,136	$ 150,823	$ 123,967
Interest income on loans receivable	12,625	11,561	7,388
Other revenue	245	400	550
Total revenues	195,006	162,784	131,905
Operating expenses			
Property	19,211	17,422	16,413
General and administrative	21,723	19,722	20,176
Depreciation and amortization	86,376	76,871	63,677
Provisions for impairment	17,268	29,969	7,083
Transaction costs	218	359	456
Total operating expenses	144,796	144,343	107,805
Other (expense) income			
Interest expense, net	(51,302)	(30,324)	(19,058)
Gain on sales of real estate, net	7,686	1,876	1,175
Loss on debt extinguishment	(46)	—	(128)
Other income (expense), net	444	(1,944)	752
Total other expense, net	(43,218)	(30,392)	(17,259)
Net income (loss) before income taxes	6,992	(11,951)	6,841
Income tax (expense) benefit	(54)	(49)	49
Net income (loss)	6,938	(12,000)	6,890
Net income (loss) attributable to noncontrolling interests	37	(63)	53
Net income (loss) attributable to common stockholders	$ 6,901	$ (11,937)	$ 6,837
Amounts available to common stockholders per common share:			
Basic	$ 0.08	$ (0.16)	$ 0.11
Diluted	$ 0.08	$ (0.16)	$ 0.11
Weighted average common shares:			
Basic	82,702,387	76,517,767	63,922,973
Diluted	84,204,748	76,517,767	64,665,439
Other comprehensive loss:			
Net income (loss)	$ 6,938	$ (12,000)	$ 6,890
Change in value on derivatives, net	(14,851)	1,269	(14,822)
Total comprehensive loss	$ (7,913)	$ (10,731)	$ (7,932)
Comprehensive loss attributable to noncontrolling interests	(43)	(57)	(39)
Comprehensive loss attributable to common stockholders	$ (7,870)	$ (10,674)	$ (7,893)

The accompanying notes are an integral part of these consolidated financial statements.

NETSTREIT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except share data)

	Common stock		Additional Paid-in Capital	Distributions in Excess of Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
	Shares	Par Value						
Balance at December 31, 2022	58,031,879	$ 580	$ 1,091,514	$ (66,937)	$ 23,673	$ 1,048,830	$ 9,593	$ 1,058,423
Issuance of common stock in public offerings, net of issuance costs	15,038,397	151	280,757	—	—	280,908	—	280,908
Offering and related costs of common stock	—	—	(9,519)	—	—	(9,519)	—	(9,519)
OP Units converted to common stock	34,169	—	619	—	—	619	(619)	—
Dividends and distributions declared on common stock and OP Units	—	—	—	(51,675)	—	(51,675)	(407)	(52,082)
Dividends declared on restricted stock, net	—	—	—	(503)	—	(503)	—	(503)
Vesting of restricted stock units	139,527	1	(1)	—	—	—	—	—
Repurchase of common stock for tax withholding obligations	(36,892)	—	(688)	—	—	(688)	—	(688)
Stock-based compensation, net	—	—	4,823	2	—	4,825	—	4,825
Other comprehensive loss	—	—	—	—	(14,730)	(14,730)	(92)	(14,822)
Net income	—	—	—	6,837	—	6,837	53	6,890
Balance at December 31, 2023	73,207,080	$ 732	$ 1,367,505	$ (112,276)	$ 8,943	$ 1,264,904	$ 8,528	$ 1,273,432
Issuance of common stock in public offerings, net of issuance costs	8,183,711	83	138,249	—	—	138,332	—	138,332
Offering and related costs of common stock	—	—	(2,856)	—	—	(2,856)	—	(2,856)
OP Units converted to common stock	54,342	—	941	—	—	941	(941)	—
Dividends and distributions declared on common stock and OP Units	—	—	—	(63,457)	—	(63,457)	(369)	(63,826)
Dividends declared on restricted stock, net	—	—	—	(557)	—	(557)	—	(557)
Vesting of restricted stock units	246,755	2	(2)	—	—	—	—	—
Repurchase of common stock for tax withholding obligations	(89,656)	(1)	(1,498)	—	—	(1,499)	—	(1,499)
Stock-based compensation, net	—	—	5,656	181	—	5,837	—	5,837
Other comprehensive income	—	—	—	—	1,263	1,263	6	1,269
Net loss	—	—	—	(11,937)	—	(11,937)	(63)	(12,000)
Balance at December 31, 2024	81,602,232	$ 816	$ 1,507,995	$ (188,046)	$ 10,206	$ 1,330,971	$ 7,161	$ 1,338,132
Issuance of common stock in public offerings, net of issuance costs	11,340,315	114	196,677	—	—	196,791	—	196,791
Offering and related costs of common stock	—	—	(8,450)	—	—	(8,450)	—	(8,450)
OP Units converted to common stock	12,813	—	206	—	—	206	(206)	—
Dividends and distributions declared on common stock and OP Units	—	—	—	(70,230)	—	(70,230)	(358)	(70,588)
Dividends declared on restricted stock, net	—	—	—	(720)	—	(720)	—	(720)
Vesting of restricted stock units	165,445	1	(1)	—	—	—	—	—
Repurchase of common stock for tax withholding obligations	(50,272)	—	(753)	—	—	(753)	—	(753)
Stock-based compensation, net	—	—	5,898	169	—	6,067	—	6,067
Other comprehensive loss	—	—	—	—	(14,771)	(14,771)	(80)	(14,851)
Net income	—	—	—	6,901	—	6,901	37	6,938
Balance at December 31, 2025	93,070,533	$ 931	$ 1,701,572	$ (251,926)	$ (4,565)	$ 1,446,012	$ 6,554	$ 1,452,566

The accompanying notes are an integral part of these consolidated financial statements.

NETSTREIT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities			
Net income (loss)	$ 6,938	$ (12,000)	$ 6,890
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	86,376	76,871	63,677
Amortization of deferred financing costs	3,136	2,230	1,730
Amortization of above/below-market assumed debt	114	114	114
Noncash revenue adjustments	(5,119)	(3,699)	(1,632)
Amortization of deferred losses (gains) on interest rate swaps	2,859	(3,789)	(2,124)
Stock-based compensation expense	5,898	5,656	4,823
Gain on sales of real estate, net	(7,686)	(1,876)	(1,175)
Provisions for impairment	17,268	29,969	7,083
Loss on debt extinguishment	46	—	128
(Gain) loss on involuntary conversion of building and improvements	(45)	502	(78)
Changes in assets and liabilities, net of assets acquired and liabilities assumed:			
Other assets, net	(102)	(1,200)	(1,237)
Accounts payable, accrued expenses, and other liabilities	494	(946)	3,696
Lease incentive payments	(667)	(1,668)	(1,740)
Net cash provided by operating activities	109,510	90,164	80,155
Cash flows from investing activities			
Acquisitions of real estate	(598,073)	(479,039)	(340,451)
Real estate development and improvements	(9,426)	(40,334)	(78,798)
Investment in mortgage loans receivable	(37,425)	(29,543)	(72,429)
Earnest money deposits	(6,273)	(67)	(265)
Purchase of computer equipment and other corporate assets	(52)	(8)	(35)
Proceeds from sale of real estate	160,631	90,843	38,465
Principal collections on mortgage loans receivable	31,251	24,870	1,482
Proceeds from sale of mortgage loans receivable	10,480	—	—
Proceeds from the settlement of property-related insurance claims	45	403	78
Net cash used in investing activities	(448,842)	(432,875)	(451,953)
Cash flows from financing activities			
Issuance of common stock in public offerings, net	188,341	135,475	271,389
Payment of common stock dividends	(70,230)	(63,457)	(51,675)
Payment of OP unit distributions	(358)	(369)	(407)
Payment of restricted stock dividends	(277)	(599)	(148)
Principal payments on mortgages payable	(164)	(155)	(138)
Proceeds under revolving credit facilities	349,000	392,000	361,000
Repayments under revolving credit facilities	(588,000)	(233,000)	(394,000)
Proceeds from term loans	518,675	100,000	150,000
Principal payments on term loans	(43,675)	—	—
Repurchase of common stock for tax withholding obligations	(753)	(1,498)	(688)
Payment of deferred offering costs	(1,036)	(1,295)	(878)
Payment of deferred financing costs	(12,044)	—	(3,271)
Net cash provided by financing activities	339,479	327,102	331,184
Net change in cash, cash equivalents, and restricted cash	147	(15,609)	(40,614)
Cash, cash equivalents, and restricted cash at beginning of the period	14,320	29,929	70,543
Cash, cash equivalents, and restricted cash at end of the period	$ 14,467	$ 14,320	$ 29,929
Supplemental disclosures of cash flow information:			
Cash paid for interest, net of amounts capitalized	$ 44,028	$ 30,295	$ 18,336
Cash (received) paid for income taxes, net	$ (64)	$ (31)	$ 628
Supplemental disclosures of non-cash investing and financing activities:			
Dividends declared and unpaid on restricted stock	$ 550	$ 376	$ 501
Deferred offering costs included in accounts payable, accrued expenses, and other liabilities	$ —	$ 35	$ 7
Accrued loan origination fees on mortgage loans receivable	$ 230	$ 200	$ —
Cash flow hedge change in fair value	$ (17,709)	$ 5,058	$ (12,698)
Mortgage loan receivable settled in exchange for acquisition of real estate	$ —	$ —	$ 4,673
Increase in mortgage loan receivable in exchange for disposition of real estate	$ 8,450	$ 20,102	$ 1,837
Refinancing of mortgage loan receivable	$ —	$ —	$ 1,327
Assumption of tenant allowances, other liabilities, and settlement of receivables in acquisitions of real estate	$ 4,888	$ —	$ —
Accrued capital expenditures and real estate development and improvement costs	$ 3,007	$ 4,500	$ 5,686
Accrued lease incentives	$ —	$ 368	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Organization and Description of Business

NETSTREIT Corp. (the "Company") was incorporated on October 11, 2019 as a Maryland corporation and commenced operations on December 23, 2019. The Company conducts its operations through NETSTREIT, L.P., a Delaware limited partnership (the "Operating Partnership"). NETSTREIT GP, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company, is the sole general partner of the Operating Partnership.

The Company elected to be treated as and to qualify as a real estate investment trust ("REIT") for U.S. federal income tax purposes beginning with its short taxable year ended December 31, 2019. Additionally, the Operating Partnership formed NETSTREIT Management TRS, LLC ("NETSTREIT TRS"), which together with the Company jointly elected to be treated as a taxable REIT subsidiary under Section 856(a) of the Internal Revenue Code of 1986, as amended, (the "Code") for U.S. federal income tax purposes.

The Company is structured as an umbrella partnership real estate investment trust (commonly referred to as an "UPREIT") and is an internally managed real estate company that acquires, owns, and manages a diversified portfolio of single-tenant commercial retail properties, subject to long-term net leases with high-credit-quality tenants across the United States. The Company also invests in property developments and mortgage loans secured by real estate. As of December 31, 2025, the Company owned or had investments in 761 properties located in 45 states.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and the rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). The accompanying consolidated financial statements include the accounts of the Company and subsidiaries in which the Company has a controlling financial interest. All intercompany accounts and transactions have been eliminated in consolidation and the Company's net income (loss) is reduced by the portion of net income (loss) attributable to noncontrolling interests.

Noncontrolling Interests

The Company presents noncontrolling interests, which represent limited partnership units in the Operating Partnership (the "OP Units") not owned by the Company, as a component of permanent equity, separate from the Company's stockholders' equity. Noncontrolling interests were created as part of an asset acquisition and were recognized at fair value as of the date of the transaction. Effective with the Company's initial public offering, each limited partner of the Operating Partnership has the right to require the Operating Partnership to redeem part or all of its OP Units for cash, based upon the value of an equivalent number of shares of the Company's common stock at the time of the redemption, or, at the Company's election, shares of the Company's common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of the Company's common stock. The election to pay cash or issue common stock is solely within the control of the Company to satisfy a noncontrolling interest holder's redemption request.

Net income (loss) of the Operating Partnership is allocated to its noncontrolling interests based on the noncontrolling interests' ownership percentages in the Operating Partnership throughout the period. Ownership percentage is calculated by dividing the number of OP Units held by the noncontrolling interests by the total OP Units outstanding.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's most significant assumptions and estimates relate to the useful lives of real estate assets, lease accounting, real estate impairment assessments, and allocation of fair value of purchase consideration. These estimates are based on historical experience and other assumptions which management believes are reasonable under the circumstances. The Company evaluates its estimates on an ongoing basis and makes revisions to these estimates and related disclosures as experience develops or new information becomes known. Actual results could differ from those estimates.

Real Estate Held for Investment

Real estate is recorded and stated at cost less any provisions for impairment. At acquisition date, the purchase price of an acquired property is allocated to tangible and identifiable intangible assets or liabilities based on their relative fair values. For properties developed by the Company, all direct and indirect costs related to planning, development and construction, including interest, real estate taxes, and other miscellaneous costs incurred during the construction period, are capitalized for financial reporting purposes and recorded as property under development until construction has been completed.

The Company evaluates each acquisition transaction to determine whether the acquired asset meets the definition of a business and therefore accounted for as a business combination or if the acquisition transaction should be accounted for as an asset acquisition. Under Accounting Standards Update ("ASU") 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business" ("ASU 2017-01"), an acquisition does not qualify as a business when substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets or the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort, or delay. Transaction costs related to acquisitions that qualify as asset acquisitions are capitalized as part of the cost basis of the acquired assets, while transaction costs for acquisitions that are deemed to be acquisitions of a business are expensed as incurred.

The Company allocates the purchase price of acquired properties accounted for as asset acquisitions to tangible and identifiable intangible assets or liabilities based on their relative fair values. Tangible assets may include land, buildings, site improvements, and tenant improvements. Intangible assets include the value of in-place leases and above-market leases, and intangible liabilities include below-market leases. The fair value of the tangible assets of an acquired property with an in-place operating lease is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to the tangible assets based on the fair value of the tangible assets. The fair value of in-place leases is determined by considering estimates of carrying costs during the expected lease-up periods, current market conditions, as well as costs to execute similar leases based on the specific characteristics of each tenant's lease. The Company estimates the cost to execute leases with terms similar to the remaining lease terms of the in-place leases, including leasing commissions, legal, and other related expenses. The fair value of above-market or below-market leases is recorded based on the net present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between the contractual amount to be paid pursuant to the in-place lease and the Company's estimate of the fair market lease rate for the corresponding in-place lease, measured over the remaining non-cancelable term of the lease, including any below-market fixed rate renewal options for below-market leases. In making estimates of fair values for purposes of allocating purchase price, the Company utilizes a number of sources, including real estate valuations prepared by an independent valuation firm. The Company also considers information and other factors, including market conditions, the industry that the tenant operates in, characteristics of the real estate; e.g., location, size, demographics, value and comparative rental rates; tenant credit profile and the importance of the location of the real estate to the operations of the tenant's business. Additionally, the Company considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets and liabilities acquired. Based on these inputs for measuring and allocating the fair value of real estate acquisitions, the Company utilizes both observable market data (categorized as level 2 on the three-level valuation hierarchy of Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement), and unobservable inputs that reflect the Company's own internal assumptions (categorized as level 3 under ASC Topic 820).

Depreciation and Amortization

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets:

Buildings	13 – 35 years
Building improvements	15 years
Tenant improvements	Shorter of the term of the related lease or useful life
Acquired in-place leases or leasing commissions	Remaining terms of the respective leases
Computer equipment and other corporate assets	3 – 5 years

The following table summarizes depreciation and amortization amounts during the periods indicated below (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Depreciation on real estate held for investment and computer equipment and other corporate assets	$ 63,177	$ 55,066	$ 44,402
Amortization on acquired in-place lease assets and leasing commission costs	23,199	21,805	19,275
Total depreciation and amortization expense	$ 86,376	$ 76,871	$ 63,677

Repairs and maintenance are charged to operations as incurred; major renewals and betterments that extend the useful life or improve the operating capacity of the asset are capitalized. Upon the sale or disposition of a property, the asset and the related accumulated depreciation and amortization are removed from the consolidated balance sheets with the difference between the proceeds received, net of sales costs, and the carrying value of the asset group recorded as a gain or loss on sale, subject to impairment considerations.

Assets Held for Sale

The Company is continually evaluating the portfolio of real estate assets and may elect to dispose of assets considering criteria including, but not limited to, tenant concentration, tenant credit quality, unit financial performance, local market conditions and lease rates, asset location and tenant operation type (e.g., tenant or retail sector). Real estate assets held for sale are expected to be sold within twelve months. Properties classified as held for sale, including the related intangibles, in the consolidated balance sheets generally include properties available for immediate sale in their present condition for which purchase agreements have been executed, there are no known contingencies relating to the sale, and management believes that it is probable that the sale will be completed within one year. Properties held for sale are carried at the lower of cost or fair value, less estimated selling costs. No depreciation expense or amortization expense is recognized on properties held for sale and the related intangible assets or liabilities once they have been classified as such. Only disposals representing a strategic shift in operations are presented as discontinued operations. Accordingly, the Company has not reclassified results of operations for properties disposed during the years ended December 31, 2025, 2024, and 2023 or held for sale as discontinued operations as of December 31, 2025 or December 31, 2024, as these events are a normal part of the Company's operations and do not represent strategic shifts in the Company's operations. There were 21 properties classified as held for sale as of December 31, 2025 and 23 properties classified as held for sale as of December 31, 2024.

Provisions for Impairment

Long-Lived Assets

Fair value measurement of an asset group occurs when events or changes in circumstances related to an asset indicate that the carrying amount of the asset is no longer recoverable. An example of an event or changed circumstance is a reduction in the expected holding period of a property. If indicators are present, the Company will prepare a projection of the undiscounted future cash flows of the property, excluding interest charges, and determine if the carrying amount of the asset group is recoverable. When a carrying amount is not recoverable, an impairment loss is recognized to the extent that the carrying amount of the asset group exceeds its fair market value. The Company estimates fair value using data such as operating income, estimated capitalization rates or multiples, leasing prospects, local market information, and discount rates, and with regard to assets held for sale, based on the estimated or negotiated selling price, less estimated costs of disposal. Based on these unobservable inputs, the Company determined that its valuations of impaired real estate and intangible assets fall within Level 3 of the fair value hierarchy under ASC Topic 820. The Company recorded provisions for impairment on long-lived assets of $15.9 million, $30.0 million, and $7.1 million during the years ended December 31, 2025, 2024, and 2023, respectively.

Mortgage Loans Receivable, Net

The Company classifies mortgage loans receivable as held for sale when it has made the decision to sell a loan. The Company records provisions for impairment on mortgage loans receivable when classified as held for sale if the amortized cost basis exceeds fair value. Fair value is determined based on Level 3 inputs within the fair value hierarchy under ASC 820, which includes the expected selling price of the loan, current market conditions, investor yield requirements, and other relevant factors. The Company recorded non-credit related provisions for impairment of $1.4 million on three mortgage loans receivable that were disposed at a discount during the year ended December 31, 2025. No provisions for impairment on mortgage loans receivable were recorded during the years ended December 31, 2024 and 2023.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all cash balances, money market accounts, and highly liquid investments with original maturities of three months or less to be cash and cash equivalents. Restricted cash includes cash restricted for property tenant improvements and cash proceeds from the sale of assets held by qualified intermediaries in anticipation of the acquisition of replacement properties in tax-free exchanges under Section 1031 of the Code. Restricted cash is included in cash, cash equivalents, and restricted cash in the consolidated balance sheets. The Company had $0.1 million of restricted cash as of December 31, 2025 and $7.9 million of restricted cash as of December 31, 2024.

The Company's bank balances as of December 31, 2025 and 2024 included certain amounts over the Federal Deposit Insurance Corporation limits.

Revenue Recognition and Related Matters

The Company's rental revenue is primarily related to rent received from tenants under leases accounted for as operating leases. Rent from leases that have fixed and determinable rent increases is recognized on a straight-line basis over the non-cancellable initial term of the lease and reasonably certain renewal periods, from the later of the date of the commencement of the lease or the date of acquisition of the property subject to the lease. The difference between rental revenue recognized and the cash rent due under the provisions of the lease is recorded as deferred rent receivable and included as a component of other assets in the consolidated balance sheets.

Variable lease revenues include tenant reimbursements, reserves for uncollectible amounts, changes in the index or market-based indices after the inception of the lease, or percentage rents. Variable lease revenues are not recognized until the specific events that trigger the variable payments have occurred.

Capitalized above-market and below-market lease values are amortized on a straight-line basis as a reduction or increase of rental revenue as appropriate over the remaining non-cancellable terms of the respective leases.

Reserves for uncollectible amounts are provided against the portion of accounts receivable, net, including straight-line rents, which is estimated to be uncollectible, which includes a portfolio-based reserve and reserves for specifically disputed amounts. Such reserves are reviewed each period based upon recovery experience and the specific facts of each outstanding amount. As of December 31, 2025 and December 31, 2024, the Company had an immaterial reserve for uncollectible amounts specific to reimbursable expenses.

Mortgage Loans Receivable

The Company holds loans receivable, which are mortgage loans secured by real estate, for short and long-term investment. Loans receivable are carried at amortized cost. As of December 31, 2025 and December 31, 2024, the Company held 81 and 76 investments that secure mortgage loans receivable, respectively.

The Company recognizes interest income on loans receivable using the effective interest method. Direct costs associated with originating loans, along with any premium or discount, are deferred and amortized as an adjustment to interest income over the term of the related loan receivable using the effective interest method. The Company evaluates its loan receivable balances, including accrued interest, for potential credit losses by analyzing the credit of the borrower, the remaining time to maturity of the loan, collateral value and quality (if any), and other relevant factors. A loan receivable is placed on a nonaccrual status when management determines that full recovery of the contractually specified payments of principal and interest is doubtful. As of December 31, 2025 and December 31, 2024, the Company had no reserve for uncollectible amounts specific to credit losses.

Stock-Based Compensation

The Company has a share-based compensation award program for its employees and directors. Stock-based compensation expense associated with these awards is recognized in general and administrative expenses in the consolidated statements of operations and comprehensive loss. The Company classifies stock-based payment awards either as equity awards or liability awards based upon an analysis of ASC 718, Compensation - Stock Compensation, and ASC 480, Distinguishing Liabilities from Equity. Equity classified awards are measured based on the fair value on the date of grant. Liability classified awards are remeasured to fair value each reporting period. Stock-based compensation expense is recognized over the requisite service or performance period. The Company recognizes forfeitures as they occur.

Forward Equity Sales

The Company sells shares of common stock through forward sale agreements from time to time to enable the Company to set the price of such shares upon pricing the offering (subject to certain adjustments), while delaying the issuance of such shares and the receipt of the net proceeds by the Company.

To account for the forward sale agreements, the Company considers the accounting guidance governing financial instruments and derivatives. To date, the Company has concluded that its forward sale agreements are not liabilities as they do not embody obligations to repurchase its shares nor do they embody obligations to issue a variable number of shares for which the monetary value are predominantly fixed, varying with something other than the fair value of the shares, or varying inversely in relation to its shares. The Company then evaluates whether the agreements meet the derivatives and hedging guidance scope exception to be accounted for as equity instruments. The Company has concluded that the agreements are classifiable as equity contracts based on the following assessments: (i) none of the agreements' exercise contingencies are based on observable markets or indices besides those related to the market for the Company's own stock price and operations; and (ii) none of the settlement provisions precluded the agreements from being indexed to its own stock.

The Company also considers the potential dilution resulting from the forward sale agreements on the earnings per share calculations. Prior to settlement, a forward sale agreement will be reflected in the diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of the Company's common stock used in diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares of the Company's common stock that would be issued upon full physical settlement of such forward sale agreement over the number of shares of the Company's common stock that could be purchased by the Company in the market (based on the average market price during the period) using the proceeds receivable upon full physical settlement (based on the adjusted forward sale price at the end of the reporting period). Consequently, prior to settlement of a forward sale agreement, there will be no dilutive effect on the Company's earnings per share except during periods when the average market price of the Company's common stock is above the adjusted forward sale price. However, upon settlement of a forward sale agreement, if the Company elects to physically settle or net share settle such forward sale agreement, delivery of the Company's shares will result in dilution to the Company's earnings per share.

Transaction Costs

Transaction costs represent non-capitalizable acquisition related expenses and costs associated with abandoned acquisitions. Acquisition and dead deal related expenses were $0.2 million, $0.4 million, and $0.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Income Taxes

The Company elected to be treated and qualify as a REIT for U.S. federal income tax purposes beginning with its short taxable year ended December 31, 2019. To qualify as a REIT, the Company must meet certain organizational, income, asset, and distribution tests. Accordingly, the Company will generally not be subject to corporate U.S. federal or state income tax to the extent that it makes qualifying distributions of all of its taxable income to its stockholders and provided it satisfies, on a continuing basis, through actual investment and operating results, the REIT requirements, including certain asset, income, distribution, and share ownership tests. The Company expects the distributions made during 2025 are sufficient to receive a full dividends paid deduction.

NETSTREIT TRS is treated as a taxable REIT subsidiary which may be subject to U.S. federal, state, and local income taxes on its taxable income. In general, NETSTREIT TRS may perform services for tenants of the Company, hold assets that the Company cannot hold directly, and may engage in any real estate or non-real estate-related business.

The Company recognizes franchise and other state and local tax expenses in general and administrative expenses and recognizes state and federal income tax in income tax (expense) benefit in the accompanying consolidated statements of operations and comprehensive loss.

All provisions for federal income taxes in the accompanying consolidated financial statements are attributable to NETSTREIT TRS. Deferred income tax expense and its related deferred tax assets and liabilities were immaterial for the years presented.

The Company has elected to record related interest and penalties, if any, as general and administrative expense or as income tax expense based on the nature of the tax in the consolidated statements of operations and comprehensive loss. The Company had no material interest or penalties relating to income, franchise, and other state and local taxes for the years presented. Additionally, there were no material accruals for interest or penalties as of December 31, 2025 and 2024.

The Company files federal, state, and local income tax returns. The Company regularly analyzes its various federal and state filing positions and only recognizes the income tax effect in its financial statements when certain criteria regarding uncertain income tax positions have been met. The Company believes that its income tax positions would more likely than not be sustained upon examination by all relevant taxing authorities. Therefore, no provisions for uncertain income tax positions have been recorded in the consolidated financial statements.

All federal tax returns for years prior to 2022 are no longer subject to examination. Additionally, state tax returns for years prior to 2020 are generally no longer subject to examination.

Earnings Per Share

Earnings per common share has been computed pursuant to the guidance in FASB ASC Topic 260, Earnings per Share. Basic earnings per share ("EPS") is computed by dividing net income (loss) allocated to common stockholders by the weighted-average number of common shares outstanding for the reporting period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. No effect is shown for any securities that are anti-dilutive. Net income (loss) allocated to common stockholders represents net income (loss) less income (loss) allocated to participating securities and noncontrolling interests. None of the Company's equity awards are participating securities.

Fair Value Measurements

The Company estimates fair value of financial and nonfinancial assets and liabilities based on the framework established in the fair value accounting guidance, ASC Topic 820, Fair Value Measurement. Fair value measurements are utilized in the accounting of the Company's assets acquired and liabilities assumed in an asset acquisition and also affect the Company's accounting for certain of its financial assets and liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The hierarchy described below prioritizes inputs to the valuation techniques used in measuring the fair value of assets and liabilities. This hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs to be used when available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability.

Concentrations of Credit Risk

During the year ended December 31, 2025, there were no tenants or borrowers with rental revenue or interest income on loans receivable that exceeded 10% of total revenues. During the year ended December 31, 2024, one tenant, Dollar General, accounted for 11.5% of total revenues. During the year ended December 31, 2023, there were no tenants or borrowers with rental revenue or interest income on loans receivable that exceeded 10% of total rental revenues.

Other financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash held at various financial institutions, access to the Company's credit facilities, and amounts due or payable under derivative contracts. These credit risk exposures are spread among a diversified group of investment grade financial institutions.

Segment Reporting

ASC Topic 280, Segment Reporting, establishes standards for the manner in which companies report information about operating segments. The Company is an internally managed real estate company that acquires, owns, invests in, and manages a diversified portfolio of single-tenant commercial retail properties, subject to long-term net leases with high-credit-quality tenants across the United States. The Company primarily engages in leasing activities that generate revenues and incur operating expenses in addition to investing in property developments and mortgage loans secured by real estate. The Company aggregates these investments for reporting purposes and operates in one reportable segment.

The Company's chief operating decision maker ("CODM") is the Company's senior executive investment committee that includes the chief executive officer and chief financial officer. The CODM uses net income (loss), as reported on the consolidated statements of operations and comprehensive loss to measure segment operating performance and allocate resources. All of the Company's expenses are included in segment operating performance and are reviewed regularly. Significant segment expenses include property, general and administrative, depreciation and amortization, provisions for impairment, and interest expense. The measure of segment assets is reported on the Company's consolidated balance sheets as total assets. The CODM also reviews characteristics of potential future investments such as weighted average remaining lease term ("WALT"), cash yield, tenant credit quality, industry type, and geographic location.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 requires annual disclosure of specific categories in the rate reconciliation and provides additional information for reconciling items that meet a quantitative threshold within the rate reconciliation. In addition, the amendments require annual disclosure of income taxes paid disaggregated by federal, state, and foreign jurisdictions as well as individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a prospective basis, however early adoption and retrospective application is permitted. The Company adopted the provisions of ASU 2023-09 for the annual period ending December 31, 2025, which did not materially impact the Company's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"). ASU 2024-03 requires disclosure, in the notes to the financial statements, of specified information about certain costs and expenses and a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the potential impact of the guidance and potential additional disclosures required.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements ("ASU 2025-09"). ASU 2025-09 expands eligibility of risk components for hedge designation, clarifies the presentation and disclosure requirements for hedging relationships, and simplifies the assessment of hedge effectiveness. ASU 2025-09 is effective for annual periods beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating the potential impact of the guidance and potential additional disclosures required.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements ("ASU 2025-11"). ASU 2025-11 is intended to clarify and improve certain aspects of interim financial reporting, including the requirements for interim disclosures and the application of recognition and measurement guidance in interim periods. ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2026. The Company is currently evaluating the potential impact of the guidance and potential additional disclosures required.

Note 3 – Leases

Tenant Leases

The Company acquires, owns, and manages single-tenant commercial retail net lease properties, the majority of which have long-term triple-net leases where the tenant is generally responsible for all improvements and contractually obligated to pay all operating costs (such as real estate taxes, utilities, and repairs and maintenance costs). As of December 31, 2025, exclusive of mortgage loans receivable, the Company's WALT was 10.1 years.

The Company's property leases have been classified as operating leases, with approximately half having scheduled rent increases throughout the lease term. The Company's leases typically provide the tenant one or more multi-year renewal options to extend their leases, subject to generally the same terms and conditions, including rent increases, consistent with the initial lease term.

All lease-related income is reported as a single line item, rental revenue (including reimbursable), in the consolidated statements of operations and comprehensive loss and is presented net of any reserves, write-offs, or recoveries for uncollectible amounts.

Fixed lease income includes stated amounts per the lease contract, which include base rent, fixed common area maintenance charges, and straight-line lease adjustments.

Variable lease income primarily includes recoveries from tenants, which represent amounts that tenants are contractually obligated to reimburse the Company for, specific to their portion of actual recoverable costs incurred. Variable lease income also includes percentage rent, which represents amounts billable to tenants based on their actual sales volume in excess of levels specified in the lease contract.

The following table provides a disaggregation of lease income recognized under ASC 842 (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Rental revenue			
Fixed lease income [1]	$ 166,769	$ 138,101	$ 110,177
Variable lease income [2]	15,210	12,263	13,179
Other rental revenue:			
Above/below market lease amortization, net	1,006	1,219	1,400
Lease incentives	(849)	(760)	(789)
Rental revenue (including reimbursable)	$ 182,136	$ 150,823	$ 123,967

[1] Fixed lease income includes contractual rents under lease agreements with tenants recognized on a straight-line basis over the lease term.
[2] Variable lease income primarily includes tenant reimbursements for real estate taxes, insurance, common area maintenance, and reserves for uncollectible amounts. There were no material reserves, write-offs, or recoveries of uncollectible amounts during the periods indicated above.

Scheduled future minimum base rental payments (excluding base rental payments from properties classified as held for sale and straight-line rent adjustments for all properties) due to be received under the remaining noncancellable term of the operating leases in place as of December 31, 2025 are as follows (in thousands):

	Future Minimum Base Rental Receipts
2026	$ 184,082
2027	182,925
2028	177,987
2029	169,441
2030	158,813
Thereafter	1,140,063
Total	$ 2,013,311

Future minimum rentals exclude amounts that may be received from tenants for reimbursements of operating costs and property taxes. In addition, the future minimum rents do not include any contingent rents based on a percentage of the lessees' gross sales or lease escalations based on future changes in the Consumer Price Index or other stipulated reference rate.

Corporate Office Lease

In August 2021, the Company entered into a lease agreement on a new corporate office space, which commenced in October 2021 and is classified as an operating lease. The Company began operating out of the new office in February 2022. The lease has a remaining noncancellable lease term of 6.6 years that expires on July 31, 2032, with a one-time option to terminate in 2029 exercisable by the Company. The lease is also renewable at the Company's option for two additional periods of five years. No renewals were incorporated in the calculation of the corporate lease right-of-use asset and liability as it is not reasonably certain that the Company will exercise the options. Further, the lease agreement does not contain any material residual value guarantees or material restrictive covenants. The corporate office lease contains variable lease costs related to the lease of parking spaces and non-lease components related to the reimbursement of property operating expenses and certain common area maintenance expenses, all of which are recognized as incurred. The Company elected to use the component practical expedient, which permits the Company to not separate non-lease components from lease components if timing and pattern of transfer is the same.

The following table presents the Company's lease expense components (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Operating lease cost	$ 542	$ 542	$ 542
Variable lease cost	$ 317	$ 316	$ 306

The Company recorded a right-of-use asset and operating lease liability of approximately $4.5 million at lease commencement. As of December 31, 2025, the right-of-use asset and operating lease liability were $3.1 million and $4.2 million, respectively.

The right-of-use asset is included in other assets, net and the operating lease liability is included in accounts payable, accrued expenses, and other liabilities in the accompanying consolidated balance sheets.

The following table reflects the maturity analysis of payments due from the Company over the next five years and thereafter for the corporate office lease obligation as of December 31, 2025 (in thousands):

	Future Minimum Lease Payments
2026	$ 653
2027	670
2028	689
2029	707
2030	727
Thereafter	1,189
Total lease payments	4,635
Less: Amount representing interest [1]	(480)
Present value of operating lease liabilities	$ 4,155

[1] Imputed interest was calculated using a discount rate of 3.25%. The discount rate is based on the estimated incremental borrowing rate, calculated as the treasury rate for the same period as the underlying lease term, plus a spread determined using various factors, including REIT industry performance.

Note 4 – Real Estate Investments

As of December 31, 2025, the Company owned or had investments in 761 properties. The gross real estate investment portfolio, including properties under development and mortgage loans receivable, totaled approximately $2.8 billion and consisted of the gross acquisition cost of land, buildings, improvements, lease intangible assets and liabilities, mortgage loans receivable, and property development costs. The investment portfolio is geographically dispersed throughout 45 states with gross real estate investments in Texas and Illinois representing 16.2% and 8.3%, respectively, of the total gross real estate investment of the Company's investment portfolio.

The Company's gross investment portfolio is summarized below (dollars in thousands):

	Number of Investments		Amount of Investment	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Properties held for investment [1]	656	589	$ 2,585,707	$ 2,164,566
Properties held for sale	21	23	39,960	46,725
Mortgage loans receivable	81	76	142,555	139,483
Properties under development [2]	3	4	5,500	6,118
Total gross investment	761	692	$ 2,773,722	$ 2,356,892

[1] Includes one vacant property for the years ended December 31, 2025 and 2024, and one completed development where rent had not commenced as of December 31, 2024.
[2] Rent has not commenced for properties under development.

Acquisitions

The Company's acquisitions during the years ended December 31, 2025 and 2024 were all accounted for as asset acquisitions. An allocation of the purchase price and acquisition costs paid for the completed acquisitions during the period is as follows (dollars in thousands):

		Year Ended December 31,		
		2025		**2024**
Number of properties acquired		140		115
Purchase price allocation:				
Land	$	245,948	$	141,074
Buildings		281,376		266,644
Site improvements		26,272		31,825
Tenant improvements		3,396		3,934
In-place lease intangible assets		42,225		36,580
Above-market lease intangible assets		3,815		—
Below-market lease intangible liabilities		(71)		—
Total [1]	$	602,961	$	480,057

[1] During the years ended December 31, 2025 and 2024, the Company capitalized $7.0 million and $4.6 million of acquisition costs, respectively.

Dispositions

The Company's property dispositions are summarized below (dollars in thousands):

		Year Ended December 31,				
		2025 [1]		**2024**		**2023**
Number of properties sold		78		56		19
Sales price, net of disposal costs	$	169,081	$	110,945	$	40,259
Gain on sales of real estate, net	$	7,686	$	1,876	$	1,175

[1] Includes the disposal of one property under development.

Development

The Company's investment in property developments is summarized below (dollars in thousands):

		Year Ended December 31,		
		2025		**2024**
Number of developments acquired		2		4
Purchase price of acquired developments	$	3,085	$	2,010
Total investment in properties under development [1]	$	6,901	$	29,788
Number of developments completed [2]		2		18
Amounts placed into service [3]	$	6,545	$	52,887

[1] During the years ended December 31, 2025 and 2024, the Company capitalized $0.2 million and $0.8 million, respectively, of interest expense associated with properties under development.

[2] For the two developments completed during the year ended December 31, 2025, rent commenced in the second quarter of 2025. For the 18 developments completed during the year ended December 31, 2024, rent commenced at various points throughout 2024, with one rent commencement in the first quarter of 2025.

[3] Amounts reclassified from property under development to land, buildings and improvements, and other assets (leasing commissions) in the accompanying consolidated balance sheets.

As of December 31, 2025, the Company had three property developments under construction, which are expected to be substantially completed with rent commencing at various points throughout 2026. The purchase price, including acquisition costs, and subsequent development are included in property under development in the accompanying consolidated balance sheets as of December 31, 2025.

Investment in Mortgage Loans Receivable

The Company's mortgage loans receivable portfolio is summarized below (dollars in thousands):

Loan Type	Monthly Payment [1]	Number of Secured Properties	Effective Interest Rate [2]	Stated Interest Rate	Maturity Date	December 31, 2025	December 31, 2024
Mortgage [3] [4]	I/O	1	6.71%	6.00%	8/31/2027	$ 38,162	$ 43,612
Mortgage [4]	I/O	46	9.55%	9.55%	3/10/2026	41,940	41,940
Mortgage [4] [5]	I/O	3	8.10%	6.89%	4/10/2026	4,132	4,132
Mortgage [3] [4] [5]	I/O	2	9.52%	10.09%	6/10/2026	2,230	8,408
Mortgage	None [6]	1	7.00%	7.00%	1/31/2026	825	825
Mortgage [3] [4] [7]	I/O	5	10.26%	10.25%	6/5/2026	9,356	11,658
Mortgage [3] [4] [8]	I/O	3	10.25%	10.25%	2/27/2026	5,883	8,853
Mortgage [9]	P+I	1	7.25%	7.25%	7/17/2027	—	4,076
Mortgage [9]	P+I	1	7.25%	7.25%	7/17/2027	—	5,221
Mortgage	I/O	1	14.68%	13.09%	1/17/2025	—	1,299
Mortgage	P+I	1	7.25%	7.25%	9/19/2027	1,411	1,434
Mortgage	I/O	1	7.00%	7.00%	9/30/2029	636	636
Mortgage	I/O	1	6.50%	6.50%	12/23/2029	3,284	3,284
Mortgage	I/O	1	6.50%	6.50%	12/23/2029	4,105	4,105
Mortgage [3] [4]	I/O	1	9.75%	9.75%	3/12/2026	1,829	—
Mortgage [3] [10]	None [6]	13	9.75%	9.75%	1/30/2027	21,644	—
Mortgage	I/O	1	7.25%	7.25%	5/18/2027	6,050	—
Mortgage [3]	I/O	1	9.75%	9.75%	12/5/2026	1,068	—
Total						142,555	139,483
Unamortized loan origination costs and fees, net						81	74
Unamortized discount						(172)	(148)
Total mortgage loans receivable, net						$ 142,464	$ 139,409

[1] I/O: Interest Only; P+I: Principal and Interest.

[2] Includes amortization of discount, loan origination costs and fees, as applicable.

[3] The Company has the right, subject to certain terms and conditions, to acquire all or a portion of the underlying collateralized properties.

[4] Loans require monthly payments of interest only with principal payments occurring as borrower disposes of underlying properties, limited to the Company's allocated investment by property. Any remaining principal balance will be repaid at or before the maturity date.

[5] The stated interest rate is variable up to 15.0% and is calculated based on contractual rent for existing collateralized properties subject to the loan agreement.

[6] Payments of both interest and principal are due at maturity.

[7] The collateralized properties are in process developments with varying maturity dates dependent upon initial funding. Maturity dates range from January 30, 2026 to June 5, 2026.

[8] The collateralized properties are in process developments with varying maturity dates dependent upon initial funding. Maturity dates range from January 24, 2026 to February 27, 2026.

[9] Loans were disposed during the year ended December 31, 2025. The table also excludes one loan that was entered into and disposed during the year ended December 31, 2025.

[10] The collateralized properties are in process developments with varying maturity dates dependent upon initial funding. Maturity dates range from March 28, 2026 to January 30, 2027.

Note 5 – Intangible Assets and Liabilities

Intangible assets and liabilities consisted of the following (in thousands):

	December 31, 2025			December 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Assets:						
In-place leases	$ 228,508	$ (77,628)	$ 150,880	$ 203,104	$ (60,729)	$ 142,375
Above-market leases	22,696	(6,567)	16,129	19,644	(5,500)	14,144
Lease incentives	8,678	(2,247)	6,431	9,529	(1,656)	7,873
Total intangible assets	$ 259,882	$ (86,442)	$ 173,440	$ 232,277	$ (67,885)	$ 164,392
Liabilities:						
Below-market leases	$ 28,627	$ (11,717)	$ 16,910	$ 29,847	$ (9,670)	$ 20,177

The remaining weighted average amortization period for the Company's intangible assets and liabilities by category were as follows:

	Years Remaining as of	
	December 31, 2025	December 31, 2024
In-place leases	8.7	8.6
Above-market leases	11.9	11.4
Below-market leases	9.5	10.1
Lease incentives	8.9	10.1

The Company records amortization of in-place lease assets to amortization expense, and records net amortization of above-market and below-market lease intangibles as well as amortization of lease incentives to rental revenue. The following amounts in the accompanying consolidated statements of operations and comprehensive loss related to the amortization of intangible assets and liabilities for all property and ground leases (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Amortization:			
Amortization of in-place leases	$ 22,766	$ 21,302	$ 19,203
Net adjustment to rental revenue:			
Above-market lease assets	(1,493)	(1,621)	(1,575)
Below-market lease liabilities	2,499	2,839	2,975
Lease incentives	(849)	(760)	(789)
	$ 157	$ 458	$ 611

The following table provides the projected amortization of in-place lease assets to amortization expense and the net amortization of above-market, below-market, and lease incentive lease intangible assets and liabilities to rental revenue as of December 31, 2025, for the next five years and thereafter (in thousands):

	2026	2027	2028	2029	2030	Thereafter	Total
In-place leases	$ 24,052	$ 22,313	$ 19,594	$ 17,191	$ 14,273	$ 53,457	$ 150,880
Above-market lease assets	(1,687)	(1,635)	(1,604)	(1,455)	(1,359)	(8,389)	(16,129)
Below-market lease liabilities	2,368	2,298	2,171	1,990	1,818	6,265	16,910
Lease incentives	(859)	(804)	(774)	(735)	(732)	(2,527)	(6,431)
Net adjustment to rental revenue	$ (178)	$ (141)	$ (207)	$ (200)	$ (273)	$ (4,651)	$ (5,650)

Note 6 – Debt

Debt consists of the following (in thousands):

	Contractual Maturity Date	Fully Extended Maturity Date [1]	Interest Rate [2]	Hedged Interest Rate [3]	Amounts Outstanding as of December 31, 2025	December 31, 2024
Debt:						
2028 Term Loan	February 11, 2028	—	4.82%	3.58%	$ 200,000	$ 200,000
2029 Term Loan	July 3, 2026	January 3, 2029	4.72%	4.69%	250,000	250,000
2030 Term Loan A	January 15, 2029	January 15, 2030	4.61%	3.35%	175,000	175,000
2030 Term Loan B	January 15, 2029	January 15, 2030	4.71%	4.82%	175,000	—
2031 Term Loan	March 25, 2031	—	4.71%	4.39%	200,000	—
2032 Term Loan	September 24, 2032	—	5.01%	4.70%	100,000	—
Revolver	January 15, 2029	January 15, 2030	4.61%	—	—	239,000
Mortgage Note	November 1, 2027	—	4.53%	—	8,042	8,205
Total debt					1,108,042	872,205
Unamortized discount and debt issuance costs					(6,897)	(2,744)
Unamortized deferred financing costs, net [4]					(5,657)	(1,200)
Total debt, net					$ 1,095,488	$ 868,261

[1] Date represents the fully extended maturity date available to the Company, subject to certain conditions, under each related debt instrument.

[2] Represents the stated interest rate within the respective debt agreement as of December 31, 2025. The term loans and Revolver bear a floating interest rate (SOFR) plus the applicable margin as described further in "Note 6 – Debt".

[3] Represents the weighted-average hedged fixed rate plus the applicable margin as of December 31, 2025, as described further in "Note 6 – Debt" and "Note 7 – Derivative Financial Instruments."

[4] The Company records deferred financing costs associated with the Revolver and loan commitment fees associated with the 2032 Term Loan in other assets, net in the consolidated balance sheets. The Company reclassified the net amount of loan commitment fees associated with the 2029 Term Loan from other assets, net to debt issuance costs upon the $100.0 million draw under the 2029 Term Loan.

PNC Term Loan Agreement

On September 25, 2025, the Company entered into a Term Loan Agreement, by and among the Operating Partnership, the Company, the several institutions party thereto, as lenders, and PNC Bank, National Association, as Administrative Agent (the "PNC Term Loan Agreement"), related to a senior unsecured term loan facility consisting of (i) a $200.0 million senior unsecured term loan (the "2031 Term Loan") and (ii) a $250.0 million senior unsecured term loan (the "2032 Term Loan", and together with the 2031 Term Loan, the "PNC Term Loans"). All $200.0 million of the 2031 Term Loan was funded on September 25, 2025. Of the $250.0 million capacity of the 2032 Term Loan commitments, $100.0 million in term loans were funded on September 25, 2025 and the remaining $150.0 million is available as a delayed draw term loan commitment until September 25, 2026. Subject to the terms of the PNC Term Loan Agreement, the PNC Term Loans may be increased to an amount of up to $600.0 million at the Company's request.

The 2031 Term Loan matures on March 25, 2031 and is repayable at the Company's option in whole or in part without premium or penalty. The 2032 Term Loan matures on September 24, 2032 and is repayable at the Company's option in whole or in part, subject to a prepayment premium equal to (i) 2.0% of any amount repaid during the first year of the term, and (ii) 1.0% of any amount repaid during the second year of the term.

Prior to the date the Company obtained an Investment Grade Rating (as defined in the PNC Term Loan Agreement), interest rates were based on the Company's consolidated total leverage ratio and were determined by (A) in the case of the 2031 Term Loan, either (i) SOFR, plus a margin ranging from 1.15% to 1.60%, based on the Company's consolidated total leverage ratio, or (ii) a Base Rate (as defined in the PNC Term Loan Agreement), plus a margin ranging from 0.15% to 0.60%, based on the Company's consolidated total leverage ratio; and (B) in the case of the 2032 Term Loan, either (i) SOFR, plus a margin ranging from 1.50% to 2.20%, based on the Company's consolidated total leverage ratio, or (ii) a Base Rate (as defined in the PNC Term Loan Agreement), plus a margin ranging from 0.50% to 1.20%, based on the Company's consolidated total leverage ratio.

After the date the Company obtained an Investment Grade Rating, interest rates are based on the Company's credit rating, and are determined by (A) in the case of the 2031 Term Loan, either (i) SOFR, plus a margin ranging from 0.80% to 1.60%, based on the Company's credit rating and consolidated total leverage ratio, or (ii) a Base Rate, plus a margin ranging from 0.00% to 0.60%, based on the Company's credit rating and consolidated total leverage ratio and (B) in the case of the 2032 Term Loan, either (i) SOFR, plus a margin ranging from 1.15% to 2.20%, based on the Company's credit rating and consolidated total leverage ratio, or (ii) a Base Rate, plus a margin ranging from 0.15% to 1.20%, based on the Company's credit rating and consolidated total leverage ratio.

Additionally, the Company will incur a ticking fee based on the total undrawn amount under the 2032 Term Loan. The ticking fee of 0.20% per annum will accrue from December 25, 2025 until September 25, 2026.

The Company has fully hedged the 2031 Term Loan with an all-in fixed interest rate of 4.39% and has partially hedged $200.0 million of the 2032 Term Loan at an all-in fixed interest rate of 4.67%. The remaining $50.0 million of the 2032 Term Loan is currently unhedged. Interest is payable monthly or at the end of the applicable interest period in arrears on any outstanding borrowings. The interest rate hedges are further described in "Note 7 – Derivative Financial Instruments."

In connection with the entry into the PNC Term Loan Agreement, the Company incurred approximately $3.7 million of debt issuance costs, which were allocated between the 2031 Term Loan and 2032 Term Loan in the amounts of $2.2 million and $1.5 million, respectively. Additionally, the Company incurred $2.1 million of loan commitment fees associated with the 2032 Term Loan, which have been capitalized to other assets, net in the consolidated balance sheets. The deferred financing costs and capitalized loan commitment fees are amortized over the term of the loans, and are included in interest expense, net in the Company's consolidated statements of operations and comprehensive loss.

Truist Credit Agreement

On July 3, 2023, the Company entered into a Credit Agreement, by and among the Operating Partnership, the Company, the financial institutions party thereto, as lenders, and Truist Bank, as Administrative Agent (the "Truist Credit Agreement"), related to a $250.0 million sustainability-linked senior unsecured term loan (the "2029 Term Loan"), which may, subject to the terms of the Truist Credit Agreement, be increased to an amount of up to $400.0 million at the Company's request. On January 15, 2025, the Truist Credit Agreement was amended to remove certain financial covenants and provide for revised, improved pricing when the Company meets certain investment grade rating and leverage targets. On September 25, 2025, the Truist Credit Agreement was further amended to, among other things, remove the SOFR credit spread adjustment from the 2029 Term Loan.

The 2029 Term Loan contains a 12-month delayed draw feature and $150.0 million was drawn on July 3, 2023. The Company drew an additional $100.0 million under the 2029 Term Loan on March 1, 2024. The 2029 Term Loan is prepayable at the Company's option in whole or in part without premium or penalty. The 2029 Term Loan matures on July 3, 2026, subject to two one-year extension options and one six-month extension option with a final, extended maturity date of January 3, 2029. The extension options are at the Company's election and are subject to certain conditions.

Prior to the date the Company obtained an Investment Grade Rating (as defined in the Truist Credit Agreement), interest accrued at either (i) SOFR, plus a margin ranging from 1.15% to 1.60% or (ii) Base Rate (as defined in the Truist Credit Agreement), plus a margin ranging from 0.15% to 0.60%, in each case based on the Company's consolidated total leverage ratio. After the date the Company obtained an Investment Grade Rating, interest accrues at either (i) SOFR, plus a margin ranging from 0.80% to 1.60% or (ii) Base Rate, plus a margin ranging from 0.00% to 0.60%, in each case based on the Company's credit rating.

The 2029 Term Loan also contains sustainability-linked pricing component pursuant to which the Company will receive interest rate reductions up to 0.025% based on its performance against a sustainability performance target focused on the portion of the Company's annualized based rent attributable to tenants with commitments or quantifiable targets for reduced GHG emission in accordance with the standards of the Science Based Targets initiative ("SBTi").

The Company has fully hedged the 2029 Term Loan at an all-in fixed interest rate of 4.69% through January 2029. Interest is payable monthly or at the end of the applicable interest period in arrears on any outstanding borrowings. The interest rate hedges are further described in "Note 7 – Derivative Financial Instruments."

In connection with the entry into the 2029 Term Loan, the Company incurred $1.4 million of debt issuance costs. Additionally, the Company incurred $0.9 million of loan commitment fees associated with the 2029 Term Loan, which were capitalized to other assets, net in the consolidated balance sheets and subsequently reclassified to debt issuance costs upon the $100.0 million draw under the 2029 Term Loan. Deferred financing costs are amortized over the term of the loan and are included in interest expense, net in the Company's consolidated statements of operations and comprehensive loss.

PNC Credit Agreement

On August 11, 2022, the Company entered into a Credit Agreement, by and among the Operating Partnership, the Company, the several institutions party thereto, as lenders, and PNC Bank, National Association, as Administrative Agent (the "PNC Credit Agreement"), related to sustainability-linked senior unsecured credit facility consisting of (i) a $200.0 million senior unsecured term loan (the "2028 Term Loan") and (ii) a $400.0 million senior unsecured revolving credit facility (the "Revolver").

On January 15, 2025, the Company amended and restated the existing PNC Credit Agreement to provide for: the existing $200.0 million 2028 Term Loan; an upsized $500.0 million Revolver (increased from $400.0 million); and a new $175.0 million senior unsecured term loan (the "2030 Term Loan B", and together with the 2028 Term Loan and the Revolver, the "PNC Credit Facility"). On September 25, 2025, the PNC Credit Agreement was further amended to, among other things, remove the SOFR credit spread adjustment from the PNC Credit Facility. The borrowing capacity under the PNC Credit Facility may be increased in an amount of up to $1.4 billion in the aggregate, subject to certain conditions.

The 2028 Term Loan matures on February 11, 2028. The 2030 Term Loan B and the upsized Revolver initially mature on January 15, 2029 and include, at the Company's election, a one-year option to extend the maturity to January 15, 2030, subject to certain conditions. Borrowings under the PNC Credit Facility are repayable at the Company's option in whole or in part without premium or penalty. Borrowings under the Revolver may be repaid and reborrowed from time to time prior to the maturity date.

Prior to the date the Company obtained an Investment Grade Rating (as defined in the PNC Credit Agreement), interest rates were based on the Company's consolidated total leverage ratio and were determined by (A) in the case of the 2028 Term Loan and the 2030 Term Loan B, either (i) SOFR, plus a margin ranging from 1.15% to 1.60%, based on the Company's consolidated total leverage ratio, or (ii) a Base Rate (as defined in the PNC Credit Agreement), plus a margin ranging from 0.15% to 0.60%, based on the Company's consolidated total leverage ratio; and (B) in the case of the Revolver either (i) SOFR, plus a margin ranging from 1.00% to 1.45%, based on the Company's consolidated total leverage ratio, or (ii) a Base Rate (as defined in the PNC Credit Agreement), plus a margin ranging from 0.00% to 0.45%, based on the Company's consolidated total leverage ratio.

After the date the Company obtained an Investment Grade Rating, interest rates are based on the Company's credit rating, and are determined by (A) in the case of the 2028 Term Loan and the 2030 Term Loan B, either (i) SOFR, plus a margin ranging from 0.80% to 1.60%, based on the Company's credit rating and consolidated total leverage ratio, or (ii) a Base Rate, plus a margin ranging from 0.00% to 0.60%, based on the Company's credit rating and consolidated total leverage ratio and (B) in the case of the Revolver either (i) SOFR, plus a margin ranging from 0.725% to 1.40%, based on the Company's credit rating and consolidated total leverage ratio, or (ii) a Base Rate, plus a margin ranging from 0.00% to 0.40%, based on the Company's credit rating and consolidated total leverage ratio.

Additionally, the Company will incur a facility fee based on the total commitment amount of $500.0 million under the Revolver. Prior to the date the Company obtained an Investment Grade Rating, the applicable facility fee ranged from 0.15% to 0.30% based on the Company's consolidated total leverage ratio. After the date the Company obtained an Investment Grade Rating, the applicable facility fee ranges from 0.125% to 0.30% based on the Company's credit rating.

The PNC Credit Facility also contains a sustainability-linked pricing component pursuant to which the Company will receive interest rate reductions up to 0.025% based on its performance against a sustainability performance target focused on the portion of the Company's annualized base rent attributable to tenants with commitments or quantifiable targets for reduced greenhouse gas emission in accordance with the standards of the SBTi.

The Company has fully hedged the 2028 Term Loan with an all-in fixed interest rate of 3.58%, and the 2030 Term Loan B with an all-in fixed interest rate of 4.82%. Interest is payable monthly or at the end of the applicable interest period in arrears on any outstanding borrowings. The interest rate hedges are further described in "Note 7 – Derivative Financial Instruments."

In connection with the entry into the PNC Credit Agreement, the Company incurred approximately $3.8 million of deferred financing costs, which were allocated between the Revolver and 2028 Term Loan in the amounts of $2.4 million and $1.3 million, respectively. In connection with the first amendment to the PNC Credit Agreement, the Company incurred approximately $5.1 million of deferred financing costs, which were allocated between the Revolver and 2030 Term Loan B in the amounts of $3.7 million and $1.4 million, respectively. Additionally, $0.5 million of unamortized deferred financing costs associated with the Company's previous revolving credit facility were reclassified to the Revolver. Deferred financing costs are amortized over the remaining terms of each respective borrowing and are included in interest expense, net in the Company's consolidated statements of operations and comprehensive loss.

Wells Fargo Credit Agreement

In December 2019, the Company entered into a Credit Agreement, by and among the Operating Partnership, the Company, the several institutions party thereto, as lenders, and Wells Fargo Bank, National Association, as Administrative Agent, which was subsequently amended and restated on June 15, 2023 (as amended, the "Wells Fargo Credit Agreement"), governing a $175.0 million senior unsecured term loan that was scheduled to mature on January 15, 2026, subject to a one-year extension option at the Company's election (subject to certain conditions) (the "2027 Term Loan").

On January 15, 2025, the Company amended and restated the Wells Fargo Credit Agreement to extend the maturity date of the 2027 Term Loan to January 15, 2029, subject to a one-year extension option at the Company's election (subject to certain conditions) (as amended, the "2030 Term Loan A"). On September 25, 2025, the Wells Fargo Credit Agreement was further amended to, among other things, remove the SOFR credit spread adjustment from the 2030 Term Loan A. The 2030 Term Loan A is repayable at the Company's option in whole or in part without premium or penalty.

Prior to the date the Company obtained an Investment Grade Rating (as defined in the Wells Fargo Credit Agreement), interest accrued at either (i) SOFR, plus a margin ranging from 1.15% to 1.60% or (ii) Base Rate (as defined in the Wells Fargo Credit Agreement), plus a margin ranging from 0.15% to 0.60%, in each case based on the Company's consolidated total leverage ratio. After the date the Company obtained an Investment Grade Rating, interest accrues at either (i) SOFR, plus a margin ranging from 0.80% to 1.60% or (ii) Base Rate, plus a margin ranging from 0.00% to 0.60%, in each case based on the Company's credit rating.

The Company has fully hedged the 2030 Term Loan A with an all-in fixed interest rate of 3.35%. Interest is payable monthly or at the end of the applicable interest period in arrears on any outstanding borrowings. The interest rate hedges are described in "Note 7 – Derivative Financial Instruments."

In connection with the 2030 Term Loan A, the Company incurred $1.1 million of deferred financing costs. Deferred financing costs are amortized over the term of the loan and are included in interest expense, net in the Company's consolidated statements of operations and comprehensive loss.

Reduced Margins on Debt

As a result of receiving an investment grade credit rating, the interest rates on the Company's term loans and revolving credit facility, including the revolving credit facility fee, are now determined by the Company's credit rating and consolidated total leverage ratio.

Mortgage Note Payable

As of December 31, 2025, the Company had total gross mortgage indebtedness of $8.0 million, which was collateralized by related real estate and a tenant's lease with an aggregate net book value of $11.6 million. The Company incurred debt issuance costs of less than $0.1 million and recorded a debt discount of $0.6 million, both of which are recorded as a reduction of the principal balance in mortgage note payable, net in the Company's consolidated balance sheets. The mortgage note matures on November 1, 2027, but may be repaid in full beginning August 2027.

Debt Maturities

Payments on the 2028 Term Loan, 2029 Term Loan, 2030 Term Loan A, 2030 Term Loan B, 2031 Term Loan, and 2032 Term Loan are interest-only through maturity. As of December 31, 2025, scheduled debt maturities, including balloon payments, are as follows (in thousands):

	Scheduled Principal Payment		Balloon Payment [1]		Total	
2026	$	178	$	250,000	$	250,178
2027		170		7,694		7,864
2028		—		200,000		200,000
2029		—		350,000		350,000
2030		—		—		—
Thereafter		—		300,000		300,000
Total	$	348	$	1,107,694	$	1,108,042

[1] Does not assume the exercise of any extension options available to the Company.

Interest Expense

The following table is a summary of the components of interest expense related to the Company's borrowings (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Revolving credit facilities [1]	$ 5,628	$ 6,879	$ 5,492
Term loans [2]	39,346	25,315	14,518
Mortgage note payable	373	380	387
Non-cash:			
Amortization of deferred financing costs	1,231	794	898
Amortization of debt discount and debt issuance costs, net	2,019	1,551	947
Amortization of deferred losses (gains) on interest rate swaps	2,859	(3,789)	(2,124)
Capitalized interest	(154)	(806)	(1,060)
Total interest expense, net	$ 51,302	$ 30,324	$ 19,058

[1] Includes facility fees of approximately $0.8 million, $0.6 million, and $0.6 million for the years ended December 31, 2025, 2024, and 2023, respectively.
[2] Includes the effects of interest rate hedges.

Deferred financing, discount, and debt issuance costs are amortized over the remaining terms of each respective borrowing and are included in interest expense, net in the Company's consolidated statements of operations and comprehensive loss.

During the years ended December 31, 2025, 2024, and 2023, the term loans had a weighted average interest rate, exclusive of amortization of deferred financing costs and the effects of interest rate hedges, of 5.44%, 6.50%, and 5.51%, respectively.

During the years ended December 31, 2025, 2024, and 2023, the Company incurred interest expense on the Revolver with a weighted average interest rate, exclusive of amortization of deferred financing costs and facility fees, of 5.45%, 6.24%, and 5.92%, respectively.

The Company was in compliance with all of its debt covenants as of December 31, 2025 and expects to be in compliance for the twelve-month period ending December 31, 2026.

Note 7 – Derivative Financial Instruments

The Company uses interest rate derivative contracts to manage its exposure to changes in interest rates on its variable rate debt. These derivatives are considered cash flow hedges and are recorded on a gross basis at fair value. Assessments of hedge effectiveness are performed quarterly using either a qualitative or quantitative approach. The Company recognizes the entire change in the fair value in Accumulated Other Comprehensive Income ("AOCI") and the change is reflected as cash flow hedge changes in fair value in the supplemental disclosures of non-cash investing and financing activities in the consolidated statements of cash flows.

Amounts will subsequently be reclassified to earnings when the hedged item affects earnings. The Company does not enter into derivative contracts for speculative or trading purposes and does not have derivative netting arrangements.

The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company evaluates counterparty credit risk through monitoring the creditworthiness of counterparties, which includes review of debt ratings and financial performance. To mitigate credit risk, the Company enters into agreements with counterparties it considers credit-worthy, such as large financial institutions with favorable credit ratings.

The following table summarizes the terms and fair values of the Company's interest rate derivative contracts that were designated as cash flow hedges of interest rate risk (dollars in thousands):

Associated Debt Instrument	Number of Instruments December 31, 2025	Number of Instruments December 31, 2024	Hedge Fixed Rate[1]	Maturity Dates	Aggregate Notional Value December 31, 2025	Aggregate Notional Value December 31, 2024	Fair Value of Asset (Liability)[2] December 31, 2025	Fair Value of Asset (Liability)[2] December 31, 2024
2028 Term Loan	3	3	2.63%	February 11, 2028	$ 200,000	$ 200,000	$ 2,620	$ 7,971
2029 Term Loan	4	4	3.74%	January 3, 2029	250,000	250,000	(3,198)	2,165
2030 Term Loan A	4	4	2.40%	January 23, 2027	175,000	175,000	1,806	5,629
2030 Term Loan B	7	7	3.87%	January 2, 2030	175,000	175,000	(3,467)	661
2031 Term Loan	8	—	3.44%	March 1, 2031	200,000	—	(185)	—
2032 Term Loan	8	—	3.42%	September 1, 2032	200,000	—	1,140	—
Total	34	18			$1,200,000	$ 800,000	$ (1,284)	$ 16,426

[1] Represents the weighted-average hedge fixed rate of the derivative contracts for each associated debt instrument and excludes the associated applicable margin as described in "Note 6 – Debt."

[2] Derivative contracts in asset positions are included within other assets, net and derivative contracts in liability positions are included within accounts payable, accrued expenses, and other liabilities in the consolidated balance sheets as of December 31, 2025 and 2024.

The following table presents the effect of the Company's interest rate swaps in the consolidated statements of operations and comprehensive loss (in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion) 2025	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion) 2024	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion) 2023	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) 2025	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) 2024	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) 2023
Interest Rate Products	$ (8,823)	$ 19,408	$ 1,729	Interest expense, net	$ 6,028	$ 18,139	$ 16,551

The Company did not exclude any amounts from the assessment of hedge effectiveness for the years ended December 31, 2025, 2024, and 2023. During the next twelve months, the Company estimates that an additional $1.6 million will be reclassified as an increase to interest expense.

Note 8 – Fair Value Measurements

GAAP establishes a hierarchy of valuation techniques based on the observability of inputs used in measuring financial instruments at fair value. GAAP establishes market-based or observable inputs as the preferred source of values, followed by valuation models using management assumptions in the absence of market inputs.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial Assets and Liabilities

Companies are required to disclose the estimated fair values of all financial instruments, even if those instruments are not carried at fair value. The fair values of financial instruments are based on estimates that reflect market conditions and perceived risks as of December 31, 2025 and 2024. These estimates require management's judgment and may not be indicative of the future fair values of the assets and liabilities.

The carrying values of the Company's cash, cash equivalents, and restricted cash (including money market accounts), other assets, and accounts payable, accrued expenses, and other liabilities approximate their fair values due to the short-term nature of these instruments. Additionally, the Company believes that the following financial instruments have carrying values that approximate their fair values as of December 31, 2025 and 2024:

- Borrowings under the Company's Revolver (as defined in "Note 6 – Debt") approximate fair value based on their nature, terms, and variable interest rates.
- Carrying values of the Company's mortgage loans receivable approximate fair value based on a number of factors, including either their short-term nature, the availability of market quotes for comparable instruments, and a discounted cash flow analysis using estimates of the amount and timing of future cash flows, market rates, and credit spreads.
- Carrying value of the Company's mortgage note payable approximates fair value based on a discounted cash flow analysis using estimates of the amount and timing of future cash flows, market rates, and credit spreads.

The table below presents the carrying values and estimated fair values of certain financial assets and liabilities, aggregated by their level in the fair value hierarchy within which those measurements fall (in thousands):

Description	Carrying Value	Fair Value	Fair Value Hierarchy Level		
			Level 1	Level 2	Level 3
December 31, 2025					
Assets					
Derivative assets	$ 5,566	$ 5,566	$ —	$ 5,566	$ —
Liabilities					
Derivative liabilities	$ 6,850	$ 6,850	$ —	$ 6,850	$ —
Term loans [1]	$ 1,093,331	$ 1,103,089	$ —	$ —	$ 1,103,089
December 31, 2024					
Assets					
Derivative assets	$ 16,426	$ 16,426	$ —	$ 16,426	$ —
Liabilities					
Term loans [1]	$ 622,608	$ 626,629	$ —	$ —	$ 626,629

[1] Recorded at carrying value in the consolidated balance sheets which represents amortized cost, net of unamortized debt issuance and discount costs.

The estimated fair values of the Company's term loans (each as defined in "Note 6 – Debt") are derived based primarily on unobservable market inputs such as interest rates and discounted cash flow analysis using estimates of the amount and timing of future cash flows, market rates, and credit spreads (Level 3 inputs).

The Company's derivative assets and liabilities are measured at fair value on a recurring basis. The estimated fair values are determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves.

To comply with the provisions of ASC 820, Fair Value Measurement, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2025, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Nonfinancial Assets and Liabilities

Certain nonfinancial assets and liabilities are measured at fair value on a non-recurring basis and are subject to fair value adjustments only under certain circumstances, such as when an impairment write-down occurs. Depending on impairment triggering events, impairments are typically recorded for properties sold, in the process of being sold, vacant, in bankruptcy, or experiencing difficulties with collection of rent.

The following table summarizes the provisions for impairment on real estate investments during the periods indicated below (dollars in thousands):

	Year Ended December 31,					
		2025		2024		2023
Carrying value prior to impairment	$	91,857	$	164,778	$	58,667
Less: total provisions for impairment		(15,909)		(29,969)		(7,083)
Carrying value after impairment	$	75,948	$	134,809	$	51,584
Number of properties: [1]						
Classified as held for sale		7		13		16
Disposed within the period		24		35		4
Classified as held for investment		5		15		2

[1] Includes the number of properties that were either (i) impaired during the respective period and remained as held for sale as of period-end, (ii) impaired and disposed during the respective period, or (iii) impaired during the respective period and remained as held for investment at period-end.

The valuation of impaired assets is determined using data such as operating income, estimated capitalization rates or multiples, leasing prospects, local market information, analysis of recent comparable sales transactions, discount rates, and purchase offers from third parties, all of which represent Level 3 inputs. The Company may consider a single valuation technique or multiple valuation techniques, as appropriate, when estimating the fair value of such real estate. Estimating future cash flows is inherently subjective, and actual results may differ materially from these estimates. During the year ended December 31, 2025, the Company accounted for held for investment assets at fair value using a cash flow model (Level 3 inputs) with capitalization rates ranging from 6.2% to 7.5%, which the Company believes is reasonable based on current market rates.

Note 9 – Supplemental Detail for Certain Components of the Consolidated Balance Sheets

Other assets, net consists of the following (in thousands):

	December 31,			
		2025		2024
Accounts receivable, net	$	9,679	$	9,809
Deferred rent receivable		16,588		11,790
Prepaid assets		2,975		2,143
Earnest money deposits		6,790		517
Fair value of interest rate swaps		5,566		16,426
Deferred offering costs		2,171		1,641
Deferred financing costs, net		5,657		1,200
Right-of-use asset		3,086		3,484
Leasehold improvements and other corporate assets, net		1,183		1,425
Interest receivable		3,958		3,034
Other assets, net		5,423		6,758
	$	63,076	$	58,227

Accounts payable, accrued expenses, and other liabilities consists of the following (in thousands):

	December 31,			
	2025		**2024**	
Accrued expenses	$	4,249	$	4,961
Accrued bonus		3,068		1,271
Prepaid rent		6,526		5,655
Operating lease liability		4,155		4,646
Accrued interest		4,642		3,476
Deferred rent		5,233		4,738
Accounts payable		1,218		3,053
Fair value of interest rate swaps		6,850		—
Tenant improvement allowances		3,975		—
Other liabilities		2,643		1,864
	$	42,559	$	29,664

Note 10 – Shareholders' Equity

ATM Programs

On October 25, 2023, the Company entered into a $300.0 million at-the-market equity program (the "2023 ATM Program") through which, from time to time, it may sell shares of its common stock in registered transactions.

During 2024, the Company entered into forward sale agreements with respect to an aggregate 1,743,100 shares of its common stock under the 2023 ATM Program at a weighted-average price of $17.67 per share. The Company may physically settle the forward sale agreements (by delivery of shares of common stock) and receive proceeds from the sale of those shares on one or more forward settlement dates, which shall occur no later than December 31, 2026.

On August 12, 2024, the Company entered into a $300.0 million at-the-market equity program (the "2024 ATM Program") through which, from time to time, it may sell shares of its common stock in registered transactions. Effective August 12, 2024, in connection with the establishment of the new at-the-market offering program, the 2023 ATM Program was terminated. As a result of the termination, the Company will not offer or sell any additional shares of common stock under the 2023 ATM Program. As context requires, the 2024 ATM Program and the 2023 ATM Program are referred to herein as the "ATM Programs."

During 2024, the Company entered into forward sale agreements with respect to an aggregate 152,547 shares of its common stock under the 2024 ATM Program at a weighted-average price of $17.13 per share. As of December 31, 2025, the Company had fully settled the forward sale agreements.

During 2025, the Company entered into forward sale agreements with respect to an aggregate 9,068,486 shares of its common stock under the 2024 ATM Program at a weighted-average price of $17.75 per share. The Company may physically settle the forward sale agreements (by the delivery of shares of common stock) and receive proceeds from the sale of those shares on one or more forward settlement dates, which shall occur no later than the stated maturity dates ranging from September 2026 to November 2026.

The following table presents information about the ATM Programs (in thousands):

				As of December 31, 2025		
Program Name	Date Established	Date Terminated	Maximum Sales Authorization	Value of Gross Proceeds Settled[1]	Value of Gross Proceeds of Unsettled Forward Equity	Value of Gross Proceeds Available for Issuance[2]
2023 ATM Program [3]	October 2023	August 2024	$ 300,000	$ 77,323	$ 30,806	$ —
2024 ATM Program [4]	August 2024	—	$ 300,000	$ 52,446	$ 123,229	$ 124,325

[1] Represents gross proceeds received from shares of common stock issued by the Company under the ATM Programs, including settlements of forward sale agreements.

[2] Represents gross proceeds available for future issuances of shares of common stock under the ATM Programs.

[3] As of December 31, 2025, 1,743,100 shares remain unsettled under the forward sale agreements at a weighted-average available net settlement price of $17.25.

[4] As of December 31, 2025, 6,770,787 shares remain unsettled under the forward sale agreements at a weighted-average available net settlement price of $17.94.

The following table details information related to activity under the ATM Programs for each period presented (in thousands, except share and per share data):

	Year Ended December 31,		
	2025 [1]	2024 [2]	2023 [3]
Shares of common stock issued	3,185,262	5,983,711	7,662,341
Weighted-average price per share	$ 16.47	$ 16.50	$ 17.22
Gross proceeds	$ 52,446	$ 98,731	$ 131,911
Sales commissions and offering costs	$ 884	$ 1,070	$ 1,638
Net proceeds [4]	$ 51,562	$ 97,661	$ 130,274

[1] Includes 2,450,246 shares of common stock that were physically settled at a weighted-average price of $16.47 per share under forward sale agreements.

[2] Includes 5,983,711 shares of common stock that were physically settled at a weighted-average price of $16.50 per share under forward sale agreements.

[3] Includes 1,516,289 shares of common stock that were physically settled at a weighted-average price of $16.49 per share under forward sale agreements.

[4] The net proceeds were contributed to the Operating Partnership in exchange for an equivalent number of Class A OP Units.

July 2025 Follow-On Offering

In July 2025, the Company completed a registered public offering of 12,420,000 shares of its common stock at a public offering price of $17.70 per share, including the full exercise of the underwriters' option to purchase additional shares. In connection with the offering, the Company entered into forward sale agreements for 12,420,000 shares of its common stock. The Company did not initially receive any proceeds from the sale of shares of common stock by the forward purchasers.

On December 30, 2025, the Company physically settled 8,155,053 shares of common stock at a weighted-average price of $16.81 per share in accordance with the forward sale agreements. The Company received net proceeds from the settlement of $137.0 million, net of underwriting discounts and offering costs of $7.6 million.

As of December 31, 2025, 4,264,947 shares remain unsettled under the July 2025 forward sale agreements. The Company expects to physically settle the forward sale agreements (by delivery of shares of common stock) and receive proceeds from the sale of those shares upon one or more forward settlement dates, which shall occur no later than July 28, 2026.

January 2024 Follow-On Offering

In January 2024, the Company completed a registered public offering of 11,040,000 shares of its common stock at a public offering price of $18.00 per share. In connection with the offering, the Company entered into forward sale agreements for 11,040,000 shares of its common stock. The Company did not initially receive any proceeds from the sale of shares of common stock by the forward purchasers. On September 26, 2024, the Company physically settled 2,200,000 shares of common stock at a price of $17.22 per share in accordance with the forward sale agreements. The Company received net proceeds from the settlement of $37.8 million, net of underwriting discounts and offering costs of $1.8 million.

As of December 31, 2025, 8,840,000 shares remain unsettled under the January 2024 forward sale agreements. The Company expects to physically settle the forward sale agreements (by delivery of shares of common stock) and receive proceeds from the sale of those shares upon one or more forward settlement dates, which shall occur no later than December 31, 2026.

The following table presents information about the Company's follow-on offerings (in thousands, except share data):

			As of December 31, 2025	
Follow-On Offering	Shares Sold	Shares Settled	Shares Unsettled	Value of Gross Proceeds of Unsettled Forward Equity
January 2024	11,040,000	2,200,000	8,840,000	$ 159,120
July 2025	12,420,000	8,155,053	4,264,947	$ 75,490

Surrendered Shares on Vested Stock Unit Awards

During the years presented, portions of restricted stock unit awards ("RSUs") granted to certain of the Company's officers, directors, and employees vested. The vesting of these awards, granted pursuant to the NETSTREIT Corp. Amended and Restated 2019 Omnibus Incentive Plan (the "Omnibus Incentive Plan"), resulted in federal and state income tax liabilities for the recipients. During the years ended December 31, 2025, 2024, and 2023, as permitted by the terms of the Omnibus Incentive Plan and the award grants, certain executive officers and employees elected to surrender approximately 50 thousand, 90 thousand, and 37 thousand RSUs, respectively, valued at approximately $0.8 million, $1.5 million, and $0.7 million, respectively, solely to pay the associated statutory withholding tax. The surrendered RSUs are included in the row entitled "repurchase of common stock for tax withholding obligations" in the consolidated statements of cash flows and consolidated statements of changes in equity.

Dividends

During the year ended December 31, 2025, the Company declared and paid the following common stock dividends (in thousands, except per share data):

	Year Ended December 31, 2025			
Declaration Date	Dividend Per Share	Record Date	Total Amount	Payment Date
February 21, 2025	$ 0.210	March 14, 2025	$ 17,157	March 31, 2025
April 25, 2025	0.210	June 2, 2025	17,159	June 16, 2025
July 21, 2025	0.215	September 2, 2025	17,947	September 15, 2025
October 24, 2025	0.215	December 1, 2025	17,967	December 15, 2025
	$ 0.850		$ 70,230	

During the year ended December 31, 2024, the Company declared and paid the following common stock dividends (in thousands, except per share data):

	Year Ended December 31, 2024			
Declaration Date	Dividend Per Share	Record Date	Total Amount	Payment Date
February 13, 2024	$ 0.205	March 15, 2024	$ 15,031	March 28, 2024
April 23, 2024	0.205	June 3, 2024	15,042	June 14, 2024
July 23, 2024	0.210	September 3, 2024	16,251	September 13, 2024
October 18, 2024	0.210	December 2, 2024	17,133	December 13, 2024
	$ 0.830		$ 63,457	

The holders of OP Units are entitled to receive an equal distribution for each OP Unit held as of each record date. Accordingly, during both of the years ended December 31, 2025 and 2024, the Operating Partnership paid distributions of $0.4 million to holders of OP Units.

For federal income tax purposes, distributions to stockholders are characterized as ordinary income dividends, capital gain distributions, or non-dividend distributions. Non-dividend distributions will reduce U.S. stockholders' basis (but not below zero) in their shares. The following table shows the character of the Company's common stock distributions paid per share:

| | Year Ended December 31, | | |
	2025	2024	2023
Ordinary income dividends	$ 0.7342	$ 0.7680	$ 0.7488
Non-dividend distributions	0.1158	0.0620	0.0502
Capital gain distributions	0.0000	0.0000	0.0110
Total	$ 0.8500	$ 0.8300	$ 0.8100

Noncontrolling Interests

Noncontrolling interests represent noncontrolling holders of OP Units in the Operating Partnership. OP Units may be redeemed for cash or, at the Company's election, exchanged for shares of the Company's common stock on a one-for-one basis. As of December 31, 2025 and 2024, noncontrolling interests represented 0.4% and 0.5%, respectively, of OP Units. During the years ended December 31, 2025 and 2024, OP Unit holders redeemed 12,813 and 54,342 OP Units, respectively, for shares of common stock on a one-for-one basis.

Note 11 – Stock-Based Compensation

Under the Omnibus Incentive Plan, 4,294,976 shares of common stock are reserved for issuance and, as of December 31, 2025, 3,389,881 shares of common stock were available for future issuance under the Omnibus Incentive Plan. The Omnibus Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted shares, RSUs, long-term incentive plan units, dividend equivalent rights, and other share-based, share-related, or cash-based awards, including performance-based awards, to employees, directors, and consultants, with each grant evidenced by an award agreement providing the terms of the award. The Omnibus Incentive Plan is administered by the Compensation Committee of the Board of Directors.

As of December 31, 2025, the only stock-based compensation granted by the Company were RSUs. The total amount of stock-based compensation costs recognized in general and administrative expense in the accompanying consolidated statements of operations and comprehensive loss was $5.9 million, $5.7 million, and $4.8 million for the years ended December 31, 2025, 2024, and 2023, respectively. All awards of unvested restricted stock units are expected to fully vest within the next one to five years.

Performance-Based RSUs (effectiveness of Initial Public Offering)

Pursuant to the Omnibus Incentive Plan, the Company made performance-based RSUs to certain employees and non-employee directors. The performance condition required the Company to effectively file a resale registration statement. Up until the point of filing the registration statement, performance was not deemed probable and accordingly, no RSUs had the capability of vesting and no stock-based compensation expense was recorded. As a result of the Company's initial public offering in August 2020, the performance condition was satisfied, and the Company recorded a stock-based compensation expense catch-up adjustment of $1.4 million. The vesting terms of these grants were specific to the individual grant and were fully vested as of December 31, 2024.

The following table summarizes performance-based RSU activity for the periods indicated below. There was no activity during the year ended December 31, 2025 as the awards were fully vested as of December 31, 2024.

| | 2024 | | 2023 | |
	Shares	Weighted Average Grant Date Fair Value per Share	Shares	Weighted Average Grant Date Fair Value per Share
Unvested RSU grants outstanding, beginning of year	30,379	$ 19.75	61,391	$ 19.75
Vested during the period	(30,379)	19.75	(31,012)	19.75
Unvested RSU grants outstanding, end of year	—	$ —	30,379	$ 19.75

For the years ended December 31, 2024 and 2023, the Company recognized $0.1 million and $0.3 million, respectively, in stock-based compensation expense associated with performance-based RSUs. As of December 31, 2024, there was no remaining unamortized stock-based compensation expense. These units were subject to graded vesting and stock-based compensation expense was recognized ratably over the requisite service period for each vesting tranche in the award.

The grant date fair value of unvested RSUs was calculated as the per share price in the private offering that closed on December 23, 2019.

Service-Based RSUs

Pursuant to the Omnibus Incentive Plan, the Company has made service-based RSU grants to certain employees and non-employee directors. The vesting terms of these grants are specific to the individual grant and vest in equal annual installments over the next one to five years.

The following table summarizes service-based RSU activity for the periods indicated below:

	2025		2024		2023	
	Shares	**Weighted Average Grant Date Fair Value per Share**	**Shares**	**Weighted Average Grant Date Fair Value per Share**	**Shares**	**Weighted Average Grant Date Fair Value per Share**
Unvested RSU grants outstanding, beginning of year	326,987	$ 18.25	298,108	$ 19.79	247,079	$ 19.86
Granted during the period	294,067	14.76	210,733	17.17	161,757	19.79
Forfeited during the period	(2,963)	17.01	(12,138)	18.67	(2,213)	20.18
Vested during the period	(165,445)	18.65	(169,716)	19.58	(108,515)	19.93
Unvested RSU grants outstanding, end of year	452,646	$ 15.85	326,987	$ 18.25	298,108	$ 19.79

For the years ended December 31, 2025, 2024, and 2023, the Company recognized $3.4 million, $3.3 million and $2.8 million, respectively, in stock-based compensation expense associated with service-based RSUs. As of December 31, 2025 and December 31, 2024, the remaining unamortized stock-based compensation expense totaled $3.9 million and $3.3 million, respectively, and as of December 31, 2025, these awards are expected to be recognized over a remaining weighted average period of 2.0 years. Stock-based compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award.

The grant date fair value of service-based unvested RSUs is calculated as the per share price determined in the initial public offering for awards granted in 2020, and as the per share price of the Company's stock on the date of grant for those granted in years subsequent to 2020.

Performance-Based RSUs (total shareholder return)

Pursuant to the Omnibus Incentive Plan, the Company has made performance-based RSU grants to certain employees. These grants are subject to the participant's continued service over a three year period with 40% of the award based on the Company's total shareholder return ("TSR") as compared to the TSR of identified peer companies and 60% of the award based on total absolute TSR over the cumulative three year period. The performance period of these grants runs through February 28, 2026, December 31, 2026, and December 31, 2027. Grant date fair value of the performance-based share awards was calculated using the Monte Carlo simulation model, which incorporated stock price volatility of the Company and each of the Company's peers and other variables over the performance period. Significant inputs for the current period calculation were expected volatility of the Company of 24.4% and expected volatility of the Company's peers, ranging from 19.5% to 98.2%, with an average volatility of 29.9%, and a risk-free interest rate of 4.00%. The fair value per share on the grant date specific to the target TSR relative to the Company's peers was $15.86 and the target absolute TSR was $14.28 for a weighted average grant date fair value of $14.91 per share. Stock-based compensation expense associated with unvested performance-based share awards is recognized on a straight-line basis over the minimum required service period of three years.

The following table summarizes performance-based RSU activity for the periods indicated below:

	2025		2024		2023	
	Shares	Weighted Average Grant Date Fair Value per Share	Shares	Weighted Average Grant Date Fair Value per Share	Shares	Weighted Average Grant Date Fair Value per Share
Unvested RSU grants outstanding, beginning of year	290,442	$ 18.75	258,558	$ 20.38	177,350	$ 19.83
Granted during the period	170,213	14.91	169,002	16.05	81,751	21.57
Forfeited during the period	(68,525)	22.38	(90,458)	17.55	(543)	19.36
Vested during the period	—	—	(46,660)	20.36	—	—
Unvested RSU grants outstanding, end of year	392,130	$ 16.45	290,442	$ 18.75	258,558	$ 20.38

For the years ended December 31, 2025, 2024, and 2023, the Company recognized $2.1 million, $1.9 million, and $1.7 million, respectively, in stock-based compensation expense associated with performance-based RSUs. As of December 31, 2025 and December 31, 2024, the remaining unamortized stock-based compensation expense totaled $2.8 million and $2.4 million, respectively, and as of December 31, 2025, these awards are expected to be recognized over a remaining weighted average period of 1.7 years.

Alignment of Interest Program

Under the Alignment of Interest Program (the "Program"), the Company allows employees to elect to receive a portion of their annual bonus in RSUs in the first quarter of the following year, that vest from one to four years based on the terms of the grant agreement. Stock-based compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award, which begins in the period the bonus relates to. The Program is deemed to be a liability-classified award (accounted for as an equity-classified award as the service date precedes the grant date and the award would otherwise be classified as equity on grant date), which will be fair-valued and accrued over the applicable service period. The total estimated fair value of the elections made for 2025 under the Program was approximately $1.2 million as of December 31, 2025. The award will be remeasured to fair value each reporting period until the unvested RSUs are granted. For the years ended December 31, 2025, 2024, and 2023, the Company recognized approximately $0.3 million, $0.3 million, and $0.1 million, respectively, of stock-based compensation expense associated with these awards. Previous awards under the Program that have been granted are included within service-based RSUs above.

Note 12 – Earnings Per Share

Net income (loss) per common share has been computed pursuant to the guidance in the ASC Topic 260, Earnings per Share. Basic earnings per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is similarly calculated except that the denominator is increased by using the treasury stock method to determine the potential dilutive effect of the Company's outstanding unvested RSUs and unsettled shares under open forward equity contracts and using the if-converted method to determine the potential dilutive effect of the OP Units. The Company has noncontrolling interests in the form of OP Units which are convertible into common stock and represent potentially dilutive securities, as the OP Units may be redeemed for cash or, at the Company's election, exchanged for shares of the Company's common stock on a one-for-one basis.

The following table is a reconciliation of the numerator and denominator used in the computation of basic and diluted net income (loss) per common share:

(in thousands, except share and per share data)	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Numerator:			
Net income (loss)	$ 6,938	$ (12,000)	$ 6,890
Net (income) loss attributable to noncontrolling interest	(37)	63	(53)
Net income (loss) attributable to common shares, basic	6,901	(11,937)	6,837
Net income (loss) attributable to noncontrolling interest	37	(63)	53
Net income (loss) attributable to common shares, diluted	$ 6,938	$ (12,000)	$ 6,890
Denominator:			
Weighted average common shares outstanding, basic	82,702,387	76,517,767	63,922,973
Effect of dilutive shares for diluted net income per common share:			
OP Units	421,516	—	501,751
Unvested RSUs	285,694	—	165,420
Unsettled shares under open forward equity contracts	795,151	—	75,295
Weighted average common shares outstanding, diluted	84,204,748	76,517,767	64,665,439
Net income (loss) available to common stockholders per common share, basic	$ 0.08	$ (0.16)	$ 0.11
Net income (loss) available to common stockholders per common share, diluted	$ 0.08	$ (0.16)	$ 0.11

For the year ended December 31, 2024, diluted net loss per common share does not assume the conversion of 444,435 OP Units, 123,992 unvested RSUs, or 233,606 unsettled shares under open forward equity contracts, as such conversion would be antidilutive.

As of December 31, 2025 and 2024, there were 412,143 and 424,956 of OP Units outstanding, respectively.

Note 13 – Commitments and Contingencies

Litigation and Regulatory Matters

In the ordinary course of business, the Company may, from time to time, be subject to litigation, claims, and regulatory matters. There are none currently outstanding that the Company believes could have, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operations, liquidity, or cash flows.

Environmental Matters

The Company is subject to environmental regulations related to the ownership of real estate. The cost of complying with the environmental regulations was not material to the Company's results of operations for any of the periods presented. The Company is not aware of any environmental condition on any of its properties that is likely to have a material adverse effect on the consolidated financial statements when the fair value of such liability can be reasonably estimated and is required to be recognized.

Commitments

In the normal course of business, the Company enters into various types of commitments to purchase real estate properties, fund development projects, or extend funds under mortgage loans receivable. These commitments are generally subject to the Company's customary due diligence process and, accordingly, a number of specific conditions must be met before the Company is obligated to purchase or extend funding. As of December 31, 2025, the Company had commitments to fund property developments, extend funds under mortgage loans receivable, and commitments to fund tenant improvement allowances totaling $15.8 million, $8.4 million, and $8.1 million, respectively. Commitments to fund property developments are expected to occur over the next 12 months, while commitments to fund mortgage loans receivable and tenant improvement allowances are expected to occur over the next two years.

In August 2021, the Company entered into a lease agreement related to its corporate office space, which is classified as an operating lease. The Company began operating out of the office in February 2022. The lease has a remaining noncancellable term of 6.6 years that expires on July 31, 2032 and is renewable at the Company's option for two additional periods of five years. Future minimum base rental payments under the lease are outlined in "Note 3 – Leases." Annual rent expense, excluding operating expenses, is approximately $0.5 million during the initial term.

As of December 31, 2025, the Company did not have any other material commitments for re-leasing costs, recurring capital expenditures, non-recurring building improvements, or similar types of costs.

Note 14 – Subsequent Events

The Company has evaluated all events that occurred subsequent to December 31, 2025 through the date on which these consolidated financial statements were issued to determine whether any of these events required disclosure in the financial statements.

2032 Term Loan Draw

Subject to the terms of the PNC Term Loan Agreement, the Company drew an additional $50.0 million under the 2032 Term Loan on January 2, 2026, bringing the total outstanding principal amount to $150.0 million. Effective January 2, 2026, the $150.0 million outstanding under the 2032 Term Loan is hedged with an all-in fixed interest rate of 4.66%. The Company has $100.0 million remaining under the PNC Term Loan Agreement delayed draw term loan commitment.

Common Stock Dividend

On February 5, 2026, the Company's Board of Directors declared a cash dividend of $0.22 per share for the first quarter of 2026. The dividend will be paid on March 31, 2026 to stockholders of record on March 16, 2026.

Revolver Activity

The Company borrowed and repaid $10.0 million under the Revolver, which was used for general corporate purposes, including the acquisition of properties in the Company's pipeline.

Forward Equity Sales

In January 2026, the Company entered into forward sale agreements with respect to an aggregate 2,589,402 shares of its common stock under the 2024 ATM Program at a weighted-average price of $18.06 per share. The Company may physically settle the forward sale agreements (by delivery of shares of common stock) and receive proceeds from the sale of those shares on one or more forward settlement dates, which shall occur no later than January 2027.

Forward Equity Settlements

On February 6, 2026, the Company physically settled 4,000,000 shares of common stock under its January 2024 Follow-On Offering at a price of $16.98 per share in accordance with its forward sale agreements. The Company received net proceeds of approximately $67.9 million.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures.

At the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of its principal executive officer and principal financial officer, of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that its disclosure controls and procedures were effective as of December 31, 2025 to ensure that information required to be disclosed by us in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report, which is included under Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting.

During the period covered by this report, there were no changes to the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with the evaluation described above that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. *Other Information*

Rule 10b5-1 Trading Arrangements

None of our directors or executive officers (as defined in Rule 16a1(f) under the Exchange Act) adopted or terminated a Rule 10b5-1 trading arrangement or adopted or terminated a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the quarter ended December 31, 2025.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item will be included in the sections entitled "Directors and Management," "Corporate Governance" and, if required, "Delinquent Section 16(a) Reports" of our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A, and is incorporated herein by reference.

Our written code of business conduct and ethics, the Code of Business Conduct and Ethics, applies to all of our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. The Code of Business Conduct and Ethics is available on our corporate website at https://www.netstreit.com/ in the Investor Relations section under "Governance – Corporate Policies and Governance Documents." We intend to promptly disclose on our website or in a Current Report on Form 8-K in the future (i) the date and nature of any amendment (other than technical, administrative or other non-substantive amendments) to the Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions and relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K and (ii) the nature of any waiver, including an implicit waiver, from a provision of the Code of Business Conduct and Ethics that is granted to one of these specified individuals that relates to one or more of the elements of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, the name of such person who is granted the waiver and the date of the waiver.

Item 11. *Executive Compensation*

The information required by this item will be included in the sections entitled "Compensation Discussion and Analysis," "Executive Compensation," "Pay Ratio," "Corporate Governance - Director Compensation," "Corporate Governance - Other Board Information - Compensation Committee Interlocks and Insider Participation", and "Compensation Committee Report" of our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A, and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Except as set forth herein, the information required by this item will be included in the section entitled "Corporate Governance - Security Ownership of Certain Beneficial Owners, Directors and Management" of our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A, and is incorporated herein by reference.

Equity Compensation Plan Information

The following table summarizes the equity compensation plan under which our common stock may be issued as of December 31, 2025:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) [2]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders [1]	844,776	$ —	2,545,105
Equity compensation plans not approved by security holders	—	—	—
Total	844,776	$ —	2,545,105

[1] Relates to restricted stock unit awards ("RSUs") available for issuance under our Amended and Restated 2019 Omnibus Incentive Plan (the "Omnibus Incentive Plan").

[2] Includes 844,776 shares that employees and non-employee directors have the right to acquire upon the vesting of the equivalent RSUs that they have been awarded under our Omnibus Incentive Plan.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item will be included in the sections entitled "Certain Relationships and Related Party Transactions" and "Corporate Governance - Independence of Directors" of our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A, and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Our independent registered public accounting firm is KPMG LLP, Chicago, Illinois Auditor Firm ID: 185.

The information required by this item will be included in the section entitled "Fees of Independent Accountants" of our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A, and is incorporated herein by reference.

PART IV

Item 15. *Exhibit and Financial Statement Schedules*

15(a)(1) The following documents are filed as a part of this Annual Report on Form 10-K:

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2025 and 2024

Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2025, 2024, and 2023

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2025, 2024, and 2023

Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024, and 2023

Notes to the Consolidated Financial Statements

15(a)(2) The following is a list of the financial statement schedules required by Item 8:

Schedule III - Real Estate and Accumulated Depreciation

Schedule IV - Mortgage Loans on Real Estate

15(a)(3) Exhibits

Exhibit No.	Description
3.1	Conformed Articles of Amendment and Restatement of NETSTREIT Corp. (incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2022).
3.2	Amended and Restated Bylaws of NETSTREIT Corp. (incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2022).
4.1	Description of NETSTREIT Corp.'s Securities. (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2020).
4.2	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-11 (File No. 333-23991) filed with the SEC on July 17, 2020.
10.1	Amended and Restated Agreement of Limited Partnership of NETSTREIT, L.P. (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-11 (File No. 333-239911) filed on July 17, 2020).
10.2†	Form of Indemnification Agreement between NETSTREIT Corp. and each of its directors and executive officers (incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-11 (File No. 333-239911) filed with the SEC on July 17, 2020).
10.3†	Amended and Restated Employment Agreement, dated February 22, 2022, between NETSTREIT Management, LLC and Mark Manheimer (incorporated by reference to Exhibit 10.6 the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021).
10.4†	Employment Agreement, dated March 24, 2023, between NETSTREIT Management, LLC and Daniel P. Donlan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on April 3, 2023).
10.5†	Amended and Restated NETSTREIT Corp. 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report for the quarter ended June 30, 2025).
10.6†	Form of NETSTREIT Corp. 2019 Omnibus Incentive Compensation Plan Non-Employee Director Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant's Registration Statement on Form S-11 (File No. 333-239911) filed with the SEC on August 5, 2020).
10.7†	Form of NETSTREIT Corp. 2019 Omnibus Incentive Compensation Plan Employee Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022).
10.8†	Form of Performance Stock Unit Agreement under the NETSTREIT Corp. 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021).
10.9†	NETSTREIT Corp. Alignment of Interest Program under the 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2020).

10.10†	Form of NETSTREIT Corp. 2019 Omnibus Incentive Compensation Plan (Alignment of Interest Program) Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022).
10.11	Tax Protection Agreement, dated December 23, 2019, by and among NETSTREIT Corp., NETSTREIT, L.P., Hillview Way, LLC and Mayfield Road Group, LLC (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Registrant's Registration Statement on Form S-11 (File No. 333-239911) filed with the SEC on August 5, 2020).
10.12#	Amended and Restated Credit Agreement, dated January 15, 2025, by and among NETSTREIT, L.P., NETSTREIT Corp., the several institutions party thereto, as lenders, and PNC Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on January 17, 2025).
10.13#	First Amendment to Amended and Restated Credit Agreement, dated as of September 25, 2025, by and among NETSTREIT, L.P., NETSTREIT Corp., the several institutions party thereto, as lenders, and PNC Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the SEC on September 29, 2025).
10.14#	Second Amended and Restated Credit Agreement, dated January 15, 2025, by and among NETSTREIT, L.P., NETSTREIT Corp., the several institutions party thereto, as lenders, and Wells Fargo Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K with the SEC on January 17, 2025).
10.15#	First Amendment to Second Amended and Restated Credit Agreement, dated as of September 25, 2025, by and among NETSTREIT, L.P., NETSTREIT Corp., the several institutions party thereto, as lenders, and Wells Fargo Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025).
10.16#	As-Amended Term Loan Agreement, dated June 3, 2023, by and among NETSTREIT, L.P., NETSTREIT Corp., the several institutions party thereto, as lenders, and Truist Bank, as Administrative Agent (reflecting the amendments set forth in the First Amendment to the Term Loan Agreement, dated January 15, 2025) (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K with the SEC on January 17, 2025).
19	Insider Trading Policy (incorporated by reference to Exhibit 19 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2024).
21.1	List of Subsidiaries of NETSTREIT Corp. (incorporated by reference to Exhibit 21.1 to the Registrant's Registration Statement on Form S-11 (File No. 333-239911) filed with the SEC on July 17, 2020).
23.1*	Consent of KPMG LLP.
24.1*	Power of Attorney (included on Signature Page).
31.1***	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2***	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*, ***	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*, ***	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97†	Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023).
101.INS**	XBRL Instance Document.
101.SCH**	XBRL Taxonomy Extension Schema Document.
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.
104**	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Submitted electronically with the report.
***	Furnished herewith.
†	Management contract or compensatory plan or arrangement.
#	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

The agreements and other documents filed as exhibits to this Annual Report on Form 10-K are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETSTREIT Corp.

Signature and Title	**Date**
/s/ MARK MANHEIMER	Date: February 10, 2026
Mark Manheimer	
President, Chief Executive Officer, Secretary and Director	
(Principal Executive Officer)	

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Mark Manheimer and Daniel Donlan, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ MARK MANHEIMER Mark Manheimer President, Chief Executive Officer, Secretary and Director (Principal Executive Officer)	Date: February 10, 2026
/s/ DANIEL DONLAN Daniel Donlan Chief Financial Officer and Treasurer (Principal Financial Officer)	Date: February 10, 2026
/s/ SOFIA CHERNYLO Sofia Chernylo Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	Date: February 10, 2026
/s/ LORI WITTMAN Lori Wittman Chair of the Board of Directors	Date: February 10, 2026
/s/ MATTHEW TROXELL Matthew Troxell Director	Date: February 10, 2026
/s/ TODD MINNIS Todd Minnis Director	Date: February 10, 2026
/s/ ROBIN ZEIGLER Robin Zeigler Director	Date: February 10, 2026
/s/ HEIDI EVERETT Heidi Everett Director	Date: February 10, 2026
/s/ MICHAEL CHRISTODOLOU Michael Christodolou Director	Date: February 10, 2026

NETSTREIT Corp.
Schedule III - Real Estate and Accumulated Depreciation
December 31, 2025
(Dollars in thousands)

State	Number of Properties	Encumbrances	Initial Cost to Company: Land	Initial Cost to Company: Building and Improvements	Cost Capitalized Subsequent to Acquisition[1]: Land	Cost Capitalized Subsequent to Acquisition[1]: Building and Improvements	Gross Amount as of December 31, 2025[2], [3]: Land	Gross Amount as of December 31, 2025[2], [3]: Building and Improvements	Gross Amount as of December 31, 2025[2], [3]: Total	Accumulated Depreciation[3], [4]	Year of Construction	Year Acquired[5]	Life on Which Depreciation in Statements of Operations and Comprehensive Income is Computed
Alabama	48	$ —	$ 31,045	$ 70,271	$ (115)	$ (603)	$ 30,930	$ 69,668	$ 100,598	$ (8,121)	1968 – 2025	2019 – 2025	2 to 35 Years
Alaska	1	—	1,376	1,584	—	—	1,376	1,584	2,960	(57)	1996 – 1996	2025 – 2025	5 to 34 Years
Arizona	7	—	14,245	24,410	—	94	14,245	24,504	38,749	(1,959)	1979 – 2023	2021 – 2025	5 to 35 Years
Arkansas	11	—	7,304	17,079	—	2,417	7,304	19,496	26,800	(2,278)	1962 – 2024	2019 – 2025	5 to 35 Years
California	8	—	17,720	36,550	—	276	17,720	36,826	54,546	(5,282)	1968 – 2009	2020 – 2025	3 to 35 Years
Colorado	5	—	8,423	5,502	—	225	8,423	5,727	14,150	(757)	1978 – 2024	2019 – 2025	8 to 35 Years
Connecticut	4	—	9,577	13,188	—	—	9,577	13,188	22,765	(981)	1972 – 2012	2021 – 2025	4 to 35 Years
Florida	16	—	22,766	58,307	—	43	22,766	58,350	81,116	(4,734)	1948 – 2024	2019 – 2025	4 to 35 Years
Georgia	35	—	36,715	95,315	—	(68)	36,715	95,247	131,962	(12,789)	1968 – 2025	2019 – 2025	0 to 35 Years
Idaho	2	—	647	2,915	—	—	647	2,915	3,562	(269)	2007 – 2016	2019 – 2025	7 to 31 Years
Illinois	43	—	71,109	134,363	(169)	191	70,940	134,554	205,494	(16,933)	1944 – 2024	2020 – 2025	0 to 35 Years
Indiana	26	—	28,366	62,562	(465)	(642)	27,901	61,920	89,821	(8,815)	1961 – 2025	2019 – 2025	0 to 35 Years
Iowa	12	—	6,410	18,340	—	558	6,410	18,898	25,308	(3,068)	1975 – 2024	2019 – 2025	3 to 35 Years
Kansas	6	—	2,413	12,732	—	54	2,413	12,786	15,199	(1,648)	1973 – 2024	2019 – 2025	3 to 35 Years
Kentucky	5	—	12,014	9,542	(358)	(1,102)	11,656	8,440	20,096	(867)	1985 – 2024	2020 – 2024	0 to 35 Years
Louisiana	17	(8,042)	21,078	55,695	(42)	(202)	21,036	55,493	76,529	(6,762)	1986 – 2024	2020 – 2025	5 to 35 Years
Maryland	4	—	3,012	8,504	(317)	(935)	2,695	7,569	10,264	(1,032)	1945 – 2016	2020 – 2021	5 to 35 Years
Massachusetts	3	—	8,136	970	(396)	(364)	7,740	606	8,346	(28)	2002 – 2012	2020 – 2023	0 to 35 Years
Michigan	15	—	11,545	41,763	(30)	77	11,515	41,840	53,355	(6,027)	1956 – 2024	2019 – 2024	4 to 35 Years
Minnesota	9	—	3,784	16,506	—	98	3,784	16,604	20,388	(1,778)	1981 – 2024	2019 – 2025	4 to 35 Years
Mississippi	17	—	14,390	40,554	—	465	14,390	41,019	55,409	(8,096)	1962 – 2023	2019 – 2025	6 to 35 Years
Missouri	13	—	16,130	15,479	—	26	16,130	15,505	31,635	(944)	1930 – 2025	2019 – 2025	4 to 35 Years
Montana	2	—	3,056	14,112	—	244	3,056	14,356	17,412	(1,023)	2007 – 2024	2023 – 2023	5 to 35 Years
Nebraska	4	—	5,303	16,686	—	260	5,303	16,946	22,249	(1,546)	1990 – 2015	2021 – 2025	5 to 35 Years
Nevada	5	—	5,286	11,798	—	55	5,286	11,853	17,139	(2,209)	1980 – 2014	2022 – 2022	5 to 35 Years
New Hampshire	3	—	493	1,289	—	52	493	1,341	1,834	(484)	1970 – 1984	2020 – 2020	6 to 21 Years
New Jersey	6	—	10,048	16,760	(376)	(1,290)	9,672	15,470	25,142	(828)	1920 – 2024	2019 – 2025	0 to 35 Years
New Mexico	11	—	7,780	14,061	—	442	7,780	14,503	22,283	(1,224)	1980 – 2024	2021 – 2025	4 to 35 Years
New York	38	—	53,260	122,178	(506)	(549)	52,754	121,629	174,383	(14,734)	1896 – 2025	2020 – 2025	3 to 35 Years
North Carolina	20	—	15,499	31,936	(716)	(1,066)	14,783	30,870	45,653	(5,623)	1956 – 2024	2019 – 2025	0 to 35 Years
North Dakota	5	—	3,309	9,181	—	—	3,309	9,181	12,490	(972)	2009 – 2024	2020 – 2024	8 to 35 Years
Ohio	36	—	20,957	76,901	(29)	710	20,928	77,611	98,539	(11,124)	1922 – 2025	2019 – 2025	3 to 35 Years
Oklahoma	13	—	7,566	23,703	—	171	7,566	23,874	31,440	(1,483)	1979 – 2024	2019 – 2025	0 to 35 Years
Oregon	2	—	3,991	—	—	—	3,991	—	3,991	—	2000 – 2003	2023 – 2023	0 to 0 Years
Pennsylvania	29	—	23,273	60,715	(598)	(102)	22,675	60,613	83,288	(7,883)	1916 – 2025	2019 – 2025	0 to 35 Years
South Carolina	15	—	7,879	30,675	—	364	7,879	31,039	38,918	(3,248)	1967 – 2023	2019 – 2025	2 to 35 Years
South Dakota	1	—	848	4,083	—	—	848	4,083	4,931	(572)	2022 – 2022	2021 – 2021	12 to 35 Years
Tennessee	7	—	7,682	12,822	(90)	(474)	7,592	12,348	19,940	(1,999)	1963 – 2025	2019 – 2025	7 to 35 Years
Texas	95	—	185,194	223,856	(587)	(810)	184,607	223,046	407,653	(15,055)	1962 – 2025	2019 – 2025	4 to 35 Years
Utah	1	—	519	2,609	—	9	519	2,618	3,137	(592)	2015 – 2015	2019 – 2019	10 to 32 Years
Vermont	10	—	1,473	6,181	(84)	416	1,389	6,597	7,986	(1,442)	1890 – 1999	2020 – 2022	4 to 31 Years
Virginia	15	—	32,265	51,130	—	704	32,265	51,834	84,099	(6,845)	1978 – 2025	2019 – 2025	3 to 35 Years
Washington	3	—	5,659	12,321	—	33	5,659	12,354	18,013	(2,790)	1978 – 1997	2020 – 2021	6 to 30 Years
West Virginia	4	—	1,384	4,402	—	177	1,384	4,579	5,963	(996)	1996 – 2017	2019 – 2022	4 to 26 Years
Wisconsin	23	—	27,139	101,935	(773)	(705)	26,366	101,230	127,596	(12,961)	1970 – 2025	2019 – 2025	0 to 35 Years
	655	$ (8,042)	$ 778,068	$ 1,591,465	$ (5,651)	$ (751)	$ 772,417	$ 1,590,714	$ 2,363,131	$ (188,858)			

(1) Amounts shown as reductions to cost capitalized subsequent to acquisition represent provisions recorded for impairment of real estate.
(2) The aggregate cost for federal income tax purposes is $2.7 billion (unaudited).
(3) Properties with no building value represent a property for which the Company owns only the land, therefore depreciation and estimated life for depreciation are not applicable.
(4) Depreciation is calculated using the straight-line method over the estimated useful life of the asset, which is up to 35 years for buildings and up to 15 years for building improvements.
(5) The acquisition dates for properties acquired prior to December 23, 2019 are stated at the Company's Private Offering and formation transactions date of December 23, 2019.

The following is a reconciliation of carrying value for land and building and improvements for the periods presented (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Balance, beginning of year	$ 1,971,665	$ 1,610,705	$ 1,308,230
Additions			
Acquisitions	556,991	443,481	306,564
Improvements	1,803	4,565	4,098
Property under development completed and placed in service	6,371	50,541	64,711
Reclasses to held for investment	15,425	23,980	—
Deductions			
Reclasses to held for sale	(169,185)	(133,088)	(66,762)
Provisions for impairment	(19,876)	(26,797)	(3,509)
Involuntary conversion of assets and other adjustments	(63)	(1,722)	—
Dispositions	—	—	(2,627)
Balance, end of year	$ 2,363,131	$ 1,971,665	$ 1,610,705

The following is a reconciliation of accumulated depreciation for the periods presented (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Balance, beginning of year	$ 143,422	$ 101,210	$ 62,526
Additions			
Depreciation expense	62,774	54,739	44,104
Deductions			
Reclasses to held for sale	(10,491)	(7,011)	(5,154)
Provisions for impairment	(6,847)	(5,323)	(63)
Involuntary conversion of assets and other adjustments	—	(193)	—
Dispositions	—	—	(203)
Balance, end of year	$ 188,858	$ 143,422	$ 101,210

See report of independent registered public accounting firm.

NETSTREIT Corp.
Schedule IV - Mortgage Loans on Real Estate
As of December 31, 2025
(Dollars in thousands)

Description and Industry	Number of Secured Properties	State	Interest Rate	Final Maturity Date	Periodic Payment Terms[1]	Final Payment Terms	Prior Liens	Outstanding Face Amount of Mortgages	Carrying Amount of Mortgages	Principal amount of loans subject to delinquent principal or interest
Fully collateralized mortgage loans:										
Home Improvement	1	Oregon	6.00%	8/31/2027	I/O	Balloon of $38.2 million	None	$ 38,162	$ 38,162	None
Convenience Stores	46	North Carolina	9.55%	3/10/2026	I/O	Balloon of $41.9 million	None	41,940	41,940	None
Convenience Stores	3	North Carolina	6.89%	4/10/2026	I/O	Balloon of $4.1 million	None	4,132	4,117	None
Dollar Stores	2	Mississippi	10.09%	6/10/2026	I/O	Balloon of $2.2 million	None	2,230	2,154	None
Discount Retail	1	Wisconsin	7.00%	1/31/2026	None[2]	Interest + Balloon of $0.8 million	None	825	825	None
Dollar Stores	5	Florida	10.25%	6/5/2026	I/O	Balloon of $9.4 million	None	9,356	9,356	None
Automotive Service	1	Tennessee	10.25%	2/27/2026	I/O	Balloon of $1.7 million	None	1,703	1,703	None
Dollar Stores	1	Pennsylvania	7.25%	9/19/2027	P+I	Balloon of $1.4 million	None	1,411	1,411	None
Drug Stores & Pharmacies	1	Texas	7.00%	9/30/2029	I/O	Balloon of $0.6 million	None	636	636	None
Convenience Stores	1	California	6.50%	12/23/2029	I/O	Balloon of $3.3 million	None	3,284	3,284	None
Convenience Stores	1	California	6.50%	12/23/2029	I/O	Balloon of $4.1 million	None	4,105	4,105	None
Quick Service Restaurants	1	Kentucky	10.25%	1/24/2026	I/O	Balloon of $2.0 million	None	1,964	1,964	None
Quick Service Restaurants	1	Tennessee	10.25%	2/7/2026	I/O	Balloon of $2.2 million	None	2,216	2,216	None
Quick Service Restaurants	1	Indiana	9.75%	3/12/2026	I/O	Balloon of $1.8 million	None	1,829	1,829	None
Quick Service Restaurants	1	Indiana	9.75%	3/28/2026	None[2]	Interest + Balloon of $1.7 million	None	1,718	1,718	None
Quick Service Restaurants	1	Ohio	9.75%	4/8/2026	None[2]	Interest + Balloon of $1.8 million	None	1,820	1,820	None
Quick Service Restaurants	1	Kentucky	9.75%	4/16/2026	None[2]	Interest + Balloon of $1.6 million	None	1,647	1,647	None
Quick Service Restaurants	1	Florida	9.75%	8/19/2026	None[2]	Interest + Balloon of $2.0 million	None	1,984	1,984	None
Quick Service Restaurants	1	Florida	9.75%	8/27/2026	None[2]	Interest + Balloon of $2.1 million	None	2,088	2,088	None
Quick Service Restaurants	1	Kentucky	9.75%	9/9/2026	None[2]	Interest + Balloon of $1.7 million	None	1,724	1,724	None
Drug Stores & Pharmacies	1	Virginia	7.25%	5/18/2027	I/O	Balloon of $6.1 million	None	6,050	6,050	None
Quick Service Restaurants	1	Kentucky	9.75%	10/16/2026	None[2]	Interest + Balloon of $2.1 million	None	2,095	2,095	None
Quick Service Restaurants	1	Indiana	9.75%	10/22/2026	None[2]	Interest + Balloon of $1.4 million	None	1,427	1,427	None
Quick Service Restaurants	1	Indiana	9.75%	10/24/2026	None[2]	Interest + Balloon of $1.6 million	None	1,551	1,551	None
Quick Service Restaurants	1	Alabama	9.75%	10/30/2026	None[2]	Interest + Balloon of $1.5 million	None	1,474	1,474	None
Quick Service Restaurants	1	Georgia	9.75%	1/1/2027	None[2]	Interest + Balloon of $1.9 million	None	1,872	1,872	None
Quick Service Restaurants	1	Kentucky	9.75%	1/8/2027	None[2]	Interest + Balloon of $1.0 million	None	1,020	1,020	None
Quick Service Restaurants	1	Tennessee	9.75%	1/30/2027	None[2]	Interest + Balloon of $1.2 million	None	1,224	1,224	None
Quick Service Restaurants	1	South Carolina	9.75%	12/5/2026	I/O	Balloon of $1.1 million	None	1,068	1,068	None
								$ 142,555	$ 142,464	

(1) I/O: Interest Only; P+I: Principal and Interest.
(2) Payments of both interest and principal are due at maturity.

97

The following table shows changes in carrying amounts of mortgage loans receivable, net for the periods presented (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Balance, beginning of year	$ 139,409	$ 114,472	$ 46,378
Additions:			
New mortgage loans receivable	37,597	29,722	72,399
Other: Increase in mortgage loans receivable in exchange for disposition of real estate	8,450	20,101	1,970
Other: Increase in existing mortgage loans receivable in exchange for settlement of existing mortgage loan	—	—	1,327
Capitalized loan origination costs and fees	168	(45)	145
Discount on new mortgage loans receivable	(340)	(334)	(155)
Amortization of discount	193	302	39
Deductions:			
Collections of principal	(31,251)	(24,870)	(1,482)
Other: Reclassification to held for sale	(10,480)	—	—
Other: Mortgage loans receivable settled in exchange for acquisition of real estate	—	—	(4,673)
Other: Mortgage loans receivable settled in refinancing of existing mortgage loans receivable	—	—	(1,327)
Other: Provisions for impairment on mortgage loans receivable	(1,122)	—	—
Amortization of loan origination costs and fees	(160)	61	(149)
Balance, end of year	$ 142,464	$ 139,409	$ 114,472

See report of independent registered public accounting firm.

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CORPORATE DIRECTORY

Board of Directors

Lori Wittman
Chair of the Board
Audit Committee Member
Compensation Committee Member

Mark Manheimer
Director
President, Chief Executive Officer and Secretary

Michael Christodolou
Independent Director
Audit Committee Chair
Investment Committee Member

Heidi Everett
Independent Director
Compensation Committee Member
Nominating & Corporate Governance Committee Member

Todd Minnis
Independent Director
Investment Committee Chair
Nominating & Corporate Governance Committee Member

Matthew Troxell
Independent Director
Compensation Committee Chair
Audit Committee Member

Robin Zeigler
Independent Director
Nominating & Corporate Governance Committee Chair
Investment Committee Member

Management Team

Mark Manheimer
President, Chief Executive Officer and Secretary

Daniel Donlan
Chief Financial Officer and Treasurer

Sofia Chernylo
Senior Vice President and Chief Accounting Officer

Jeff Fuge
Senior Vice President of Acquisitions

Chad Shafer
Senior Vice President of Real Estate and Underwriting



NETSTREIT

2021 McKinney Avenue | Suite 1150, Dallas, Texas 75201 | (972) 694-3066 | NETSTREIT.com